Kosoff, Michael L.

From:	Reitz, Kenneth W [KReitz@tiaa-cref.org]
Sent:	Monday, March 23, 2009 2:40 PM
To:	Kosoff, Michael L.
Subject:	333-128699. Draft comment responses.
Attachments:	IntelLife Ltr to SEC Post-Eff5 04xx09.doc; IL VUL PostEff 5 04xx09.doc

TIAA-CREF Life Separate Account VLI-1 ("Registrant")
TIAA-CREF Life Insurance Company
 File Nos. 333-128699 and 811-10393
 DRAFT of POST-EFFECTIVE AMENDMENT #5 REGISTRATION, pursuant to Rule 485(b)
Response to Commission's 03/09 verbal comments
Intelligent Life Variable Universal Life Insurance contracts

Michael,

Attached is a courtesy marked copy of our pending Post-Effective #5 Amendment to the above-reference Registration and a draft of our cover letter outlining our responses to your verbal comments on the Post-Eff #4 Rule 485a Amendment made on January 23, 2009. Page number references are to the marked Word document pagination, not to the prospectus or SAI page. We invite and will benefit from your review of the adequacy of our draft responses to your March 3 comments. Any comments regarding or dependent upon updated information will be addressed when we actually submit via EDGAR our Post-Eff #5 (as a Rule 485(b) submission) in mid-to-late April, after fund companies have reported their current fund information to us and after our independent auditors have issued current financial reports.

Please do not hesitate to contact me with any questions or further comments you may have.

Thank you for your consideration and service.

KEN REITZ
Associate General Counsel
TIAA-CREF | FINANCIAL SERVICES FOR THE GREATER GOOD
8500 Andrew Carnegie Blvd. | C2-08
Charlotte, North Carolina 28262
Tel: 704.988.4455 | Fax: .1615 | kreitz@tiaa-cref.org

Depositor: **TIAA-CREF Life Insurance Company**
Registrant: **TIAA-CREF Life Separate Account VLI-1**
8500 Andrew Carnegie Blvd.
(MS SSC-C2-08)
Charlotte, NC 28262
Kenneth W. Reitz
Associate General Counsel
Office: 704-988-4455
Fax: 704-988-1615
E-mail: kreitz@tiaa-cref.org

April __, 2009

DRAFT. **VIA EDGAR TRANSMISSION**

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Kosoff – Office of Insurance Products

Re: **TIAA-CREF Life Separate Account VLI-1 ("Registrant")**
          File Nos. 333-128699 and 811-10393
          DRAFT of POST-EFFECTIVE AMENDMENT #5 REGISTRATION, pursuant to Rule 485(b)
          Response to Commission's 03/09/09 Verbal Comments
          Intelligent Life VUL Contract

Dear Mr. Kosoff:

This filing Post-Effective Amendment #5 to the initial registration statement for the above-referenced Intelligent Life variable life insurance contract to be made pursuant to Rule 485(b). This letter:

- addresses comments and suggestions in Mr. Kosoff's March 9, 2009 verbal comments upon the Post-Effective #4 registration; and
- requests an effective date for this registration of May 1, 2009.

Pagination references are to the Word document pagination (not to prospectus, SAI or other pagination of documents within this Word document) provided to Mr. Kosoff separately on a courtesy basis and which has all changes from the Post-Effective Amendment #4 Registration marked. Our responses to Mr. Kosoff's March 9, 2009 comments and requested changes are as follows:

1. Page 2, Registration Facing Page

    a. *Please explain why there are two product identifiers, or correct if there should be only one.*

        The name of the product has been corrected to simply read: "Intelligent Life Flexible Premium Variable Universal Life Insurance Policy."

    b.   *Identify the effective date on the facing page.*

        On this 485(b) filing, the Effective Date is identified as May 1, 2009.

2. Page 4, Prospectus Policy Benefits and Risk Summary

    Please add the following sentence in conjunction with the statement that there may be State variations to the Policy: "This prospectus describes all material rights and obligations under the Policy."

    This sentence has been added at the end of the first paragraph of this section.

3. **Page 5, Prospectus Extended Maturity Date**

   Post-Effective Amendment #4 changed this provision by deleting reference that, for policies issued before 2009, this benefit discontinued charges after age 100, resulting in an implication that for all contracts charges are discontinued after age 121. Please either explain the legal basis for this change or add language assuring that pre-2009 policies have been grandfathered in with the age 100 trigger.

   We have deleted the text change to this provision so it reads as it did before, which continues to be accurate. Charges are discontinued after age 100 for policies issued before 2009 and after age 121 for policies issued after 1/1/09.

4. **Page 6, Prospectus Optional Benefits section**

   "Overloan" appears to be a defined term and the provision about the Overloan Protection Endorsement in this section refers to the endorsement for a definition. Please include the definition in the Prospectus Glossary rather than refer to an independent document.

   Instead of adding a definition of "Overloan" to the Prospectus Glossary, we have changed its use to lower case throughout the Prospectus to indicate it is not a defined term, and we've removed language referring the reader to the rider for a definition. Language immediately under the "Overloan Protection Rider" provision in this section refers the reader to the Prospectus "Riders and Endorsements" section for more information. The "Overloan Protection Endorsement" provision in that section provides detailed information about when a Policy will become overloaned such that this endorsement's benefits would apply.

5. **Page 9-10, Prospectus Fee Table**

   a. *Reinstatement Interest Charge. Please explain the value the 6% charge is levied against.*

   We've added clarifying language to the two columns identifying the charge. The charge is 6%, assessed against and added to unpaid Monthly Charges from the date the Policy lapsed to the date it is reinstated.

   b. *Accelerated Death Benefit Charge. Please explain what interest rate is used to discount the proceeds of the accelerated death benefit.*

   The interest rate used to discount the available proceeds under this benefit is equal to the yield on a 90-day Treasury bill on the date we approve the Policy Owner's application. We've added this detail to the Fee Table for this charge.

   c. *Waiver of Monthly Charges Rider. Please move the "Percentage of Monthly COI into the second ("When Deducted") column.*

   We've made this change.

6. **Page 11, Prospectus Annual Portfolio Operating Expenses**

   a. *Portfolio Annual Operating Expenses. Please explain what this sentence in the first paragraph refers to: "Each portfolio may also impose redemption or other fees that are not included in the table."*

   We agree that this sentence is confusing and submit it is unnecessary here, so we are deleting it. Restrictions, prohibitions and charges we may impose or the Portfolio may obligate us to assist to enforce are detail in the Prospectus TRANSFERS section "Transfer policies on Market timing and Frequent Trading" provision (in bolded text).

b.   *Update table figures to reflect fiscal year 2008 data.*

[When we submit Post-Effective Amendment #5 registration in mid-to-late April, we will update figures to reflect fiscal year 2008 data.]

c.   *Table information for the Calamos Growth and Income Portfolio. Please follow Form N-1 standards in explaining the fee waiver and identifying when it expires.*

[When we submit our Post-Effective Amendment #5 registration in mid-to-late April, if this Portfolio has a fee waiver, our table entry will comply with Form N-1 standards.]

d.   *Table information for the Franklin Small-Mid Cap Growth Securities Fund – Class 1Portfolio. Please follow Form N-1 standards in explaining the fee waiver and identifying when it expires.*

[When we submit our Post-Effective Amendment #5 registration in mid-to-late April, if this Portfolio has a fee waiver, our table entry will comply with Form N-1 standards.]

e.   *Table information for the PIMCO All Asset Portfolio. Please round expenses to the nearest hundredth..*

We will edit table information so all expenses are rounded down to the nearest hundredth. Prospectus expense example information is still based upon actual expenses, so is not an understatement of potential expenses.

f.   *Table information for footnotes 12 and 22. Do not include fee waiver information where the waiver expires in less than one year from the date of the Prospectus*

[When we submit our Post-Effective Amendment #5 in mid-to-late April, we will only include data for fee waivers in effect for at least one year.]

7. Page 19, Prospectus Premium Limitations provision, 1st paragraph

The relationship is unclear between guideline premium test premiums, premiums necessary to keep the Policy in force, and maximum premium permitted to be paid under the Policy. Is the text unclear about whether premiums exceeding the guideline premium test are always returned, or whether they are still accepted in some instances. Please clarify or supplementally explain.

While we believe the text of this paragraph is accurate, the use of "maximum Premium amount that may be paid under the Policy" (which always equals the "Guideline Premium" amount) may add an additional term that creates confusion. We have changed the text of this paragraph to introduce the term "guideline premium" and clarify that we will only return the amount of premium that exceeds the guideline premium amount. The guideline premium amount is generally more than the minimum premium required to keep a Policy in force.

8. Page 20, Prospectus Tax Free Exchanges provision

Explain supplementary when a contract exchange can be taxed.

Not every contract exchange is tax-free. A complete explanation would be beyond the scope of a brief response to your request. Situations where a tax consequence may result from a contract exchange include: where a life policy exchange involves joint-insureds on one policy and a single life on another, where one policy is a modified endowment contract, where an owner seeks to change the death benefit option as part of the conversion, or where the exchanged policy pre-dates June 21, 1988 so isn't subject to the IRC life insurance seven-pay test. Where the policy to be exchanged is similar to our policy (single life, meets seven-pay test, etc.), tax issues most commonly arise where the old policy has an outstanding loan on it and that loan is not carried over to our newly issued policy. (Our policy permits loans and we would allow the prior loan to be carried over.) We trust this level of detail needn't be in the prospectus. Please note the prospectus FEDERAL TAX CONSIDERATIONS "Section 1035 Exchanges" provisions which provides slightly more information and refers an individual to their tax adviser for detailed information since this is such a technical area.

9. Page 20, Prospectus Delay in Allocations provision

Please rewrite the last sentence of the paragraph to avoid confusion, perhaps from a perspective of identifying the timing of allocations after the Right to Cancel period.

We've rewritten this sentence as follows: "Since our procedures should result in delivery of your Policy on the second day after we issue it, we begin measuring the Right to Cancel period two days after we issue your Policy." When read with the preceding sentences, it should be clear that allocation of Premium after the Right to Cancel period occurs on the last day of the period measured as Right to Cancel period plus two days.

10. Page 24, Prospectus Changing Death Benefit Options Section

Please move Changing Death Benefit Options content from the SAI, page B-4 to here.

Done.

11. Page 25, Prospectus Accelerated Death Benefit Section

a. *In the second paragraph, second sentence, explain the term "available proceeds."*

We have determined that the introduction of the term "available proceeds" in this section is unnecessary. We have simplified and clarified the language so it is more consistent with the Policy language describing the Accelerated Death Benefit.

b. *In the third paragraph text before the bullet points, explain whether the reference to "discounted for one year of interest" is different from and additive to the "reduced by one year of interest" in the first bullet point, or whether it is a redundancy error.*

It is a redundancy error which we've corrected.

12. Page 27, Prospectus Surrenders provision, 4th bullet

Explain what is meant by "generally."

Our service standard is to pay Cash Surrender Value within 7 days. Some states may require us to pay interest on this amount if we do not pay within 7 days. We are simplifying the prospectus disclosure by deleting "generally" and "within 7 days" and submit this has no material effect on the required disclosure.

13. Page 28, Prospectus Partial Withdrawals provision

a. *In the 5th bulleted text, explain the legal basis for restricting Partial Withdrawals from any one subaccount to one per 90 day period.*

We cannot determine the reason for this restriction and have removed it.

b. *In the 8th bulleted text, explain what is meant by "generally" in the context of payment of partial withdrawals within 7 Business Days.*

We have amended this text and eliminated "generally" so it reads: "We will pay a partial withdrawal request within 7 days after the Business Day when we received the request."

14. **Page 34, Prospectus Loan Conditions provision**

   In the following bullet statement, if appropriate, identify the Overloan Protection Endorsement as an exception, or explain why it isn't an exception:

   • If your Outstanding Loan Amounts cause the Cash Surrender Value on a Monthly Charge Date to be less than the Monthly Charge due, your Policy will enter a Grace Period. See "Policy Lapse and Reinstatement."

   The Overloan Protection Endorsement is an exception to this statement. We have modified the language as follows:

   • If your Outstanding Loan Amounts cause the Cash Surrender Value on a Monthly Charge Date to be less than the Monthly Charge due, your Policy will enter a Grace Period, unless your Policy has an Overloan Protection Endorsement in effect and the Outstanding Loan Amounts are less than the Endorsement's overloan limit that may vary by attained age, gender, and underwriting class. See "Policy Lapse and Reinstatement" and "Riders and Endorsements – Overloan Protection Endorsement."

15. **Page 34, Prospectus The Portfolios section**

   On the marked copy, it appears some disclosure is repeated.

   This must have been a marked copy formatting issue. The clean copy appears fine, so no further change is made.

16. **Page 43, Prospectus Changes to the Separate Account**

   In the fourth bullet, explain when this would occur and the legal basis.

   This language pre-dates our current Law staff's involvement. We do not believe this language is necessary or appropriate, so we've deleted it.

17. **Page 47, Prospectus Accelerated Death Benefit Fee**

   Please identify the basis used to determine the "one year of interest" "discount."

   We have restated this provision. The discounts discussed are factors to determine the benefit amount. They are not charges on the benefit amount. As such, the explanation was incomplete. We believe this level of detail isn't required to be in the prospectus for this optional benefit, but since we have it, we've amended it to be clearer and accurate.

18. **Page 53, Prospectus Level Cost of Insurance Endorsement section**

   a. *Explain what "non-guaranteed COI rates" refers to.*

   "Non-guaranteed COI rates" refers to the COI rates we currently charge if the endorsement is attached. If sufficient premium is paid, these non-guaranteed level COI rates are also the guaranteed maximum COI rates. On the other hand, if insufficient premium is paid, these non-guaranteed level COI rates may be less than the guaranteed maximum COI rates.

   b. *Explain why this endorsement applies to Face Amount increases.*

   We interpret the question as asking why level COI rates depend on the Policy face amount. If so, level COI rates tend to be lower for higher face amounts when compared to lower face amounts. This is because of economies of scale, different mortality expectations by policy size, and greater marketplace competitiveness for larger policies. The base policy COI rates that apply when the endorsement is not attached also vary by face amount for similar reasons.

19. Page 53-54, Prospectus Overloan Protection Endorsement section

a. *Explain if the overloan endorsement protection negates the grace period or takes effect after the grace period.*

The overloan endorsement protection does not negate the grace period, so that the protection takes effect after the grace period if the Policyholder still has not paid sufficient premium or paid off sufficient amount of outstanding loans to avoid the Policy being "overloaned." The Policyholder has a grace period to pay each required premium.

b. *Explain whether a Policyholder can terminate the overloan protection endorsement after having elected it (and let the Policy lapse) and what notice must be provided.*

Yes, a Policyholder can terminate the overloan protection endorsement after having elected it. To do so, Notice to us is required in the same manner as is described on the back page of the prospectus for "personal account information and transactions."

c. *Define "Overloan Limit" and use it consistently as a defined term.*

This section already explains that the "overloan limit" number varies depending upon attained age, gender and underwriting class. This explanation is about as thorough as that provided in the Policy endorsement itself, so we believe nothing is gained by using it as a capitalized term in the prospectus (which would indicate it is a defined term in the prospectus glossary). Instead, we have made it a lower case term wherever it is used.

d. *In the paragraph after the bullets, make it clear this is an example and not necessarily indicative of the terms the Policyholder may receive. Be certain the example is clear.*

We have amended language of this paragraph to accomplish your request.

e. *Explain more clearly "minimum death benefit" and avoid references to the Policy for further definition.*

"Minimum death benefit" is addressed in more detail in the Prospectus' "Death Benefit" section. We've removed the phrase "defined in the Policy" which seemed to imply the "Death Benefit" section reference was to the Policy, not the prospectus. We've also added language indicating the "minimum death benefit" refers to the death benefit amount necessary to comply with tax law.

20. Page 56, Prospectus definition of "Grace Period"

Explain what we mean by "generally."

Use of "generally" is unnecessary, so we've removed it. The Policy states the Grace Period is 61 days, not generally 61 days.

21. Miscellaneous

a. **Dates.** *Update dates for the registration, prospectus, SAI, and signature pages.*

[When we submit our Post-Effective Amendment #5 registration in mid-to-late April, dates will be updated.]

b. *Page 64, SAI page B-4.* *Optional. Consider moving the "Payment of Policy Benefits" section to the prospectus.*

We agree this is a material term that should be addressed in the Prospectus. We have incorporated this SAI language with the prospectus "DEATH BENEFIT – Payment Methods" provision (on page 25) to create a new "DEATH BENEFIT – Payment of Death Benefit" provision.

We also believe the Page 65 SAI Page B-4 section, "Delays In Payments," should be in the prospectus. We have deleted it from the SAI and moved it to the Prospectus "ADDITIONAL INFORMATION" section (on page 54).

c. ***Portfolio information and financial statements.*** *Please include updated information.*

Update portfolio information and financial statements will be included in the post-effective amendment to the Registration filed on EDGAR on or about the last week of April, 2009.

d. ***Tandy Representations.*** *Include Tandy representations with your post-effective amendment implementing our requested changes.*

In a separate letter submitted to you as Correspondence via EDGAR on the same date we submit the Post-Effective Amendment #5 to the Registration, we will provide necessary Tandy Representations.

With this letter, we are providing a courtesy copy to Mr. Michael Kosoff that is marked to identify all the substantive changes of this draft Post-effective Amendment #5 to the Registration as an aid to identify our responses to the Commission's comments conveyed verbally by Mr. Kosoff on March 9.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-4455 or by e-mail at kreitz@tiaa-cref.org.

Respectfully Submitted,

/s/ Kenneth W. Reitz

Kenneth W. Reitz

As Filed with the Securities and Exchange Commission on ~~January 23~~April____, 2009

Registration File Nos. 333-128699

811-10393

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-6
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☐
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. ~~4~~5	☒

and/or

REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☐
AMENDMENT NO. ~~16~~17	☒

(Check appropriate box or boxes.)

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1
(Exact name of registrant)

TIAA-CREF LIFE INSURANCE COMPANY
(Name of depositor)

730 Third Avenue
New York, NY 10017-3206
(Address of depositor's principal executive offices)

Depositor's Telephone Number, including Area Code: (877) 694-0305

Copy to:

~~Edward L. Hancock, Esq.~~   ~~Ken Reitz, Esq.~~

~~TIAA-CREF Life Insurance Company~~
~~8500 Andrew Carnegie Boulevard~~
~~Charlotte, NC 28262~~

~~TIAA-CREF Life Insurance Company~~
~~8500 Andrew Carnegie Boulevard~~
~~Charlotte, NC 28262~~

Ken Reitz, Esq.
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard, SSC-C2-08
Charlotte, NC 28262
(704) 988-4455
(Name and address of agent for service)

Title of Securities Being Registered: Intelligent Life Flexible Premium Individual Variable Universal Life Insurance Policy ~~(Intelligent Life)~~

Approximate Date of Proposed Public Offering:

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b) of Rule 485

☒ On May 1, 2009 pursuant to paragraph (b) of Rule 485

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐ On (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PROSPECTUS
MAY 1, 2009

INTELLIGENT LIFE

Flexible Premium Individual Variable Universal Life Insurance Policy Issued by
TIAA-CREF Life Separate Account VLI-1 and TIAA-CREF Life Insurance Company

This prospectus describes Intelligent Life—a flexible premium variable universal life insurance policy (the "Policy") issued by TIAA-CREF Life Insurance Company (the "Company"). We issue the Policy on a single life basis. We will pay the Death Benefit Proceeds upon the death of the Insured.

The Policy is designed to provide significant life insurance benefits for the Insured. This prospectus provides information that a prospective Owner should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

You can allocate your Policy's values to:

- the Fixed Account, which credits a specified rate of interest; or
- Investment Accounts of TIAA-CREF Life Separate Account VLI-1 (the "Separate Account"), each of which in turn, invests in one of the following mutual funds ("Portfolios")

TIAA-CREF Life Bond Fund
TIAA-CREF Life Growth Equity Fund
TIAA-CREF Life Growth & Income Fund
TIAA-CREF Life International Equity Fund
Legg Mason Partners Variable Aggressive Growth Portfolio—Class I
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I

TIAA-CREF Life Large-Cap Value Fund
TIAA-CREF Life Money Market Fund
TIAA-CREF Life Real Estate Securities Fund
TIAA-CREF Life Small-Cap Equity Fund
TIAA-CREF Life Social Choice Equity Fund
TIAA-CREF Life Stock Index Fund
Calamos Growth and Income Portfolio
Credit Suisse Trust - Commodity Return Strategy Portfolio
Credit Suisse Trust - Global Small Cap Portfolio
Credit Suisse Trust - Small Cap Core I Portfolio
Delaware VIP Diversified Income Series—Standard Class
Delaware VIP International Value Equity Series—Standard Class
Delaware VIP Small Cap Value Series—Standard Class
Franklin Income Securities Fund—Class 1
Franklin Small-Mid Cap Growth Securities Fund—Class 1
Mutual Shares Securities Fund—Class 1
Templeton Developing Markets Securities Fund—Class 1
Janus Aspen Forty Portfolio—Institutional Shares
Janus Aspen International Growth Portfolio—Institutional Shares
Janus Aspen Mid Cap Value Portfolio—Institutional Shares
Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares
Legg Mason Partners Variable Aggressive Growth Portfolio—Class I
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I
Legg Mason Partners Variable Small Cap Growth Portfolio—Class I

Legg Mason Partners Variable Small Cap Growth Portfolio—Class I
MFS Growth Series—Initial Class
MFS Global Equity Series—Initial Class
MFS Investors Growth Stock Series—Initial Class
MFS Utilities Series—Initial Class
Neuberger Berman Advisers Management Trust Partners Portfolio—I Class
Neuberger Berman Advisers Management Trust Regency Portfolio—I Class
PIMCO VIT All Asset Portfolio—Institutional Class
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class
PIMCO VIT Real Return Portfolio—Institutional Class
PVC Equity Income Account I—Class 1
PVC MidCap Stock Account—Class 1
Jennison 20/20 Focus Portfolio—Class II
Natural Resources Portfolio—Class II
Value Portfolio—Class II
Royce Capital Fund Micro-Cap Portfolio—Investment Class
Royce Capital Fund Small-Cap Portfolio—Investment Class
Wanger International
Wanger Select
Wanger USA

Separate prospectuses for the Portfolios accompany this prospectus. They provide more information on the Portfolios listed above. Note that the accompanying prospectuses for the Portfolios may provide information for other portfolios that are not available through the Policy. When you consult the accompanying prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

The Securities and Exchange Commission has not approved or disapproved the Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

A prospectus for each of the Portfolios must accompany this prospectus. Please read these documents carefully before investing and save them for future reference.

Please note that the Policy and the Portfolios:
- **are not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation, the U.S. government or any government agency; and**
- **are subject to risks, including loss of the amount invested.**

The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state.

Please contact us at:
Administrative Office
P.O. Box 724508
Atlanta, Georgia 31139
877 694-0305
www.tiaa-cref.org



FINANCIAL SERVICES
FOR THE GREATER GOOD"

TABLE OF CONTENTS

POLICY BENEFITS AND RISKS SUMMARY

The Policy is a flexible premium variable universal life insurance policy. The Policy offers a choice of investments and an opportunity for the Policy Value and death benefit to grow based on the investment results of the Allocation Options. The Policy Value and death benefit may go up or down on any day depending on the investment results of the Allocation Options you select, the Premiums you pay, the charges we deduct, and the effect of any Policy transactions (such as transfers, partial withdrawals, and loans). **We do not guarantee that Policy Values will increase. You could lose some or all of your money. The Policy may not be available for sale in all states and features of the Policy may vary from state to state. Please contact our Administrative Office to see if the Policy is available in your state and/or to learn more about the Policy features offered in your state. This prospectus describes all material rights and obligations under the Policy.**

This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail. **Capitalized terms not defined within this prospectus are defined in the Glossary at the end of the prospectus.**

POLICY BENEFITS

Death Benefit

Death Benefit Proceeds. We pay Death Benefit Proceeds to the Beneficiary of an in-force Policy upon receipt at our Administrative Office of satisfactory proof of death of the Insured. The Death Benefit Proceeds equal the death benefit under the option you've chosen less: (a) any Outstanding Loan Amounts and (b) any unpaid Monthly Charges.

Death Benefit Options. You may choose among three death benefit options under the Policy. You must make an election. There is no default option. After the first Policy Year, you may change death benefit options while the Policy is in force. We calculate the death benefit under each death benefit option as of the date of death of the Insured. A change in death benefit option may have tax consequences. Please see the section entitled "Death Benefit" for more information.

- Death Benefit Option A is equal to the greater of: the Face Amount (which is the amount of insurance you select); or the minimum death benefit required under the Code. This option is known as the level death benefit option.
- Death Benefit Option B is equal to the greater of: the Face Amount *plus* the Policy Value; or the minimum death benefit required under the Code. This option is known as the increasing death benefit.
- Death Benefit Option C is equal to the greater of: the Face Amount *plus* all Premiums credited to the Policy since the Issue Date; or the minimum death benefit required under the Code. This option is known as the return of premium death benefit.

When the Insured reaches Attained Age 121, the death benefit under any option is reduced to the Policy Value.

Choice of Tax Test. In order for your Policy to qualify as life insurance under the Code, you must choose one of two tax tests—the Guideline Premium Test or the Cash Value Accumulation Test—at the time you apply for the Policy. The Guideline Premium Test will be used as the tax law test applicable to your Policy unless you specifically elect the Cash Value Accumulation Test. This election may not be changed once your Policy is issued. Your election may affect the maximum amount of Premium you pay into the Policy, the amount of death benefit and the monthly deductions for the Policy. The Guideline Premium Test generally allows you to maintain higher Policy Value in relation to death benefits. In general, the Cash Value Accumulation Test may allow you to make higher Premium payments during the Policy's early years. It may also provide you greater flexibility with regard to Premium payment amounts. You should consult a tax adviser as to the selection of the tax law test before applying for the Policy.

Changing the Face Amount. You select the Face Amount when you apply for the Policy. Subject to certain conditions, after the first Policy Year and while the Policy is in force, you may change the Face Amount. Changing the Face Amount may have tax consequences.

Accelerated Death Benefit (not available in some states). Under the Accelerated Death Benefit feature, you may in some cases receive accelerated payment of part or all of the Policy's death benefit if the Insured develops a terminal illness. An acceleration of death benefits may have tax consequences.

Extended Maturity Benefit. We offer an Extended Maturity Benefit that, among other things, discontinues all charges automatically once the Insured reaches 100 years of age (121 years of age for policies issued on or after January 1, 2009). **The tax consequences associated with keeping a Policy in force after the Insured reaches Attained Age 100 are unclear. A tax adviser should be consulted about these consequences.**

Right to Cancel, Surrenders, and Partial Withdrawals

Right to Cancel Period. When you receive your Policy, the Right to Cancel Period begins. The length of the Right to Cancel Period varies according to state law. You may return your Policy during this period and receive a refund. Some states require us to refund all payments if you return your Policy during the Right to Cancel Period.

Surrenders. At any time while the Policy is in force, you may make an Acceptable Request to Surrender your Policy and receive the Cash Surrender Value. The Cash Surrender Value is equal to the Policy Value minus any Outstanding Loan Amount. A Surrender may have tax consequences.

Partial Withdrawals. Subject to certain limits, you may withdraw part of your Cash Surrender Value from your Policy. Partial withdrawals may have tax consequences.

Please see the section entitled "The Policy" for more information on the Right to Cancel and the section entitled "Surrenders and Partial Withdrawals" for more information on Surrenders and partial withdrawals.

Transfers and Loans

Transfers. Subject to limitations, you may transfer portions of your Policy Value among the Investment Accounts and between the Investment Accounts and the Fixed Account. See "Transfer Policies Relating to Market Timing and Frequent Trading" for information about situations in which we may seek to limit certain types of transfer activity.

Please see the section entitled "Transfers" for more information.

Loans. You may take a loan (minimum $1,000) from your Policy at any time after the end of the Right to Cancel Period while the Insured is alive. The maximum loan you may take, including any existing indebtedness, is 90% of the Policy Value. We charge you interest in arrears on your loan at a fixed annual rate of 5%. We credit interest on amounts in the Loan Account ("earned interest rate") at a fixed annual rate of 4.35% during Policy Years 1-10. For Policy Years 11 and thereafter, we credit interest on amounts in the Loan Account at a fixed annual rate of 4.80%. You may increase your risk of Lapse if you take a loan. Loans may have tax consequences.

Please see the section entitled "Loans" for more information.

Optional Benefits—Riders and Endorsements

Subject to our approval, you may add an additional Rider or endorsement to your Policy that may allow you to tailor your Policy to your needs and objectives.

- We offer a *Waiver of Monthly Charges Rider* for certain Issue Ages that waives the Monthly Charge while the Insured is Totally Disabled, subject to certain conditions. An additional charge is added to your Monthly Charge if you select this Rider.
- We offer an *Institutional Charitable Benefit Rider* that, at no additional charge, pays an amount equal to 1.00% of the Face Amount to an Eligible Institution of higher learning or research institution pursuing scientific or medical research designated by you upon the death of the Insured. This Rider must be elected at or before Policy issue.
- We offer a *Level Cost of Insurance Endorsement* that levels the cost of insurance rates applicable to the Policy over certain periods. This endorsement may be at or after Issue, subject to certain conditions. There are no additional charges associated with this endorsement.
- Finally, we offer an *Overloan Protection Endorsement* that, at no additional charge, prevents the policy from lapsing if the policy is ever ~~Overloaned~~ overloaned as defined in the ~~endorsement~~ "Riders and Endorsements" section of this Prospectus.

Please see the section entitled "Riders and Endorsements" for more information.

Personal Illustrations

You may receive personalized illustrations in connection with the purchase of the Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of termination and the charges and deductions under the Policy. They will also help you to compare the Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.

POLICY RISKS

Investment Risk

If you invest your Policy Value in one or more Investment Accounts, then you will be subject to the risk that investment performance will be unfavorable and that your Policy Value will decrease. In addition, we deduct charges from your Policy Value, which can significantly reduce your Policy Value. During times of poor investment performances, this deduction will have an even greater impact on your Policy Value. **You could lose everything you invest.** If you allocate Net Premiums to the Fixed Account, then we credit your

Policy Value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Long-Term Commitment

Owning a Policy entails a variety of fees and expenses, including a cost of insurance charge, policy fee, mortality and expense risk charge, and a Premium Tax Charge, as described under "Charges and Deductions." **As a result, the Policy is not suitable as a short-term savings vehicle.** You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to Surrender it or make a partial withdrawal in the near future. We have designed the Policy to meet long-term financial goals.

Risk of Lapse

If your Cash Surrender Value is not enough to pay any charges, including the Monthly Charge, your Policy will enter a Grace Period. We will notify you that the Policy will Lapse unless you make a sufficient payment during the Grace Period and will request that you make a payment before the end of the Grace Period that is equal to any unpaid charges plus three current Monthly Charge deductions. You may reinstate a Lapsed Policy, subject to certain conditions.

Tax Risks

We anticipate that the Policy should qualify as a life insurance contract under guidance provided pursuant to federal tax law. There is less certainty, however, with respect to whether Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk) may qualify as a life insurance contract under Federal tax law, because there is less guidance. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, the death benefit under a Policy is excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be subject to federal income tax on the Death Benefit Proceeds.

Depending on the total amount of Premiums you pay or changes you make to the Policy, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, then Surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on Surrenders, partial withdrawals, and loans taken before you reach age $59\,^1\!/\!2$. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will not be treated as distributions unless the Policy Lapses while a loan is outstanding. Finally, distributions and loans from a Policy that is not a MEC are not subject to the 10% penalty tax. It is not clear that we can take effective action in all possible circumstances to prevent a Policy from being classified as a MEC.

The tax consequences associated with keeping a Policy in force after the Insured reaches Attained Age 100 are unclear. **A tax adviser should be consulted about these consequences.**

See "Federal Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Loan Risks

A Policy loan, whether or not repaid, will affect Policy Value over time because we subtract the amount of the loan from the Allocation Options as collateral, and hold it in the Loan Account. This loan collateral does not participate in the investment performance of the Investment Accounts or receive any higher current interest rate credited to the Fixed Account.

We reduce the amount we pay on the death of the Insured by the amount of any Outstanding Loan Amounts. A Policy loan will also reduce your Cash Surrender Value and thereby increase the risk of Lapse, particularly when the investment returns of the amounts remaining in the Investment Accounts are low. Any transfers made from the Investment Accounts and/or the Fixed Account as a result of unpaid interest charges will further increase this risk.

A loan may have tax consequences.

Portfolio Risks

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's respective prospectus. Please refer to the Portfolios' prospectuses for more information.

FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and Surrendering the Policy. Certain of these fees and charges are payable only if you choose an optional Rider. If the amount of a charge varies depending on the individual characteristics of the Owner or Insured, such as Issue Age, sex or Underwriting Class, the tables show the minimum and maximum possible charges as well as the charges for a typical Owner or Insured. These minimum, maximum and typical charges may assist you in understanding the range of possible charges as well as the charge a typical Owner or Insured may pay, but these charges may not be representative of the amount you actually pay. We may agree to your request to deduct Advisory Fees from your Policy pursuant to your independent agreement with a registered investment advisor, but such expenses are not reflected in the tables below; if they were, Policy Values shown would be lower.

TRANSACTION FEES

The following table describes the fees and expenses that an Owner will pay at the time that he or she buys the Policy, Surrenders the Policy, or transfers Policy Value among the Allocation Options.

		Amount Deducted	
Charge	When charge is deducted	Maximum guaranteed charge	Current Charge
Premium Tax Charge	Upon receipt of each Premium payment	Applicable state premium tax rate as a percentage of premium—Depending upon the state of issue, the range is 0.00% to 3.50%	Applicable state premium tax rate as a percentage of premium—Depending upon the state of issue, the range is 0.00% to 3.50%
Surrender Charge	Not applicable	$0	$0
Partial Withdrawal Charge	At the time of each withdrawal	$20	$20
Transfer Charge*	Upon transfer	$25 per transfer	$0

* We do not assess a transfer charge for the first 12 transfers each Policy Year. We do not currently charge for transfers, but we reserve the right to charge $25 for each transfer in excess of 12 in a Policy Year.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES

The following table describes the fees and expenses that an Owner will pay periodically during the time he or she owns the Policy, not including the fees and expenses of the Portfolios.

		Amount Deducted	
Charge	When charge is deducted	Maximum guaranteed charge	Current Charge
Policy Fee	Monthly	$10 for Issue Ages 0–	$10 for Issue Ages 0–17;

		17; $0 for Issue Ages 18 and later	$0 for Issue Ages 18 and later
Cost of Insurance:[1]			
Base Policy Cost of Insurance (Rate is per $1,000 of the Net Amount at Risk)	Monthly	Minimum $0.18 Maximum $1,000 Example[2] $2.55	Minimum $0.18 Maximum $1,000 Example[2] $0.98

Charge	When charge is deducted	Amount Deducted Maximum guaranteed charge	Amount Deducted Current Charge
Mortality and Expense Risk Charge	Daily, applied to total value in all Investment Accounts	Annual rate of 0.95% for Policy Years 1–20 and 0.35% for Policy Years 21 and later	Annual rate is[3]: • 0.95% if total value in all Investment Accounts is less than $100,000; • 0.65% if total value in all Investment Accounts is from $100,000 to $500,000; and • 0.35% if total value in all Investment Accounts is over $500,000. Regardless of value, the annual rate will be 0.35% in Policy Years 21 and later.
Loan Interest Charge	Daily, charged against the Outstanding Loan Amount plus accrued interest	Annual rate of 5.00%[4]	Annual rate of 5.00%[4]
Loan Account Crediting Rate	Daily, credited to the Loan Account balance	Annual rate of 4.35%[4]	Annual rate of 4.35% for Policy Years 1–10 and annual rate of 4.80% for Policy Years 11 and later[5]
Extended Maturity Benefit		No Charge	No Charge
Reinstatement Interest Charge	Upon reinstatement of a lapsed Policy	6%, assessed against and added to unpaid Monthly Charges from the date the Policy lapsed to the date it is reinstated.	6%, assessed against and added to unpaid Monthly Charges from the date the Policy lapsed to the date it is reinstated.
Optional Charges:[6]			
Accelerated Death Benefit Charge	At the time the accelerated death	$200.[6] In addition, the proceeds of the	$0. In addition, the proceeds of the

	benefit is paid	accelerated death benefit are discounted for 1 year of interest <u>equal to the yield on a 90-day Treasury bill on the date we approve your application</u>.		accelerated death benefit are discounted for 1 year of interest <u>equal to the yield on a 90-day Treasury bill on the date we approve your application</u>.	
Waiver of Monthly Charges Rider:					
~~Percentage of the monthly COI deduction~~	Monthly<u>.</u> <u>(Rate is a percentage of the monthly COI deduction</u>	Minimum Maximum Example[2]	3.00% 18.39% 7.14%	Minimum Maximum Example[2]	3.00% 18.39% 7.14%
Level Cost of Insurance ("COI") Endorsement[7] ~~Cost of Insurance (Rate is per $1,000 of the Net Amount at Risk)~~	Monthly<u>.</u> <u>(Cost of Insurance rate is per $1,000 of the Net Amount at Risk.)</u>	Minimum Maximum Example[8]	$0.36 $127.94 $2.55	Minimum Maximum Example[8]	$0.36 $59.43 $1.16
Institutional Charitable Benefit Rider		No Charge		No Charge	
Overloan Protection Endorsement		No Charge[9]		No Charge[9]	

[1] Cost of insurance charges vary based on the Issue Age, sex (in most states), Underwriting Class, Policy Year, Policy Value, death benefit option, and Face Amount. The charge generally increases as the Issue Age increases. The Net Amount at Risk is equal to: the death benefit discounted for a month of interest minus the Policy Value on the Monthly Charge Date. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy's data page will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charges is available on request from our Administrative Office. Also, before you purchase the Policy, you may request personalized illustrations of hypothetical future benefits under the Policy based upon the Insured's age and Underwriting Class, the death benefit option, Face Amount, planned Premiums, and requested Riders. Substandard classifications provide for higher rates with a maximum guaranteed annual rate of $1,000 per $1,000 of Net Amount at Risk and a maximum current annual rate of $1,000 per $1,000 of Net Amount at Risk.

[2] Charge for a Preferred Non-Tobacco Male insured with Issue Age of 46 and $1 million of Face Amount, during the First Policy Year (Rate is per $1,000 of the Net Amount at Risk).

[3] The rate will be reviewed on each Monthly Charge Date. The value in the Fixed Account is not included.

[4] The guaranteed maximum loan interest spread is therefore 0.65% annually. This is the maximum difference between the interest we charge you for a loan and the interest rate we credit on loan collateral held in the Loan Account. For a complete discussion of how loan interest is calculated, please see "Loans" and "Charges and Deductions—Loan Interest Charge."

[5] Your current loan interest spread will vary based upon your Policy Year. The loan interest spread for Policy Years 1-10 is 0.65% annually and the loan interest spread for Policy Years 11 and later is 0.20% annually. Due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

[6] These charges may vary based on the Insured's Issue Age, sex (in most states), Underwriting Class, Policy Value, Policy Year, Face Amount, death benefit option, and Net Amount at Risk. The charges shown in the table may not be typical of the charges you will pay. Your Policy's data page will indicate the guaranteed charges applicable to your Policy, and more detailed information concerning your charges is available upon request from our Administrative Office.

[7] This amount may be lower depending on the laws of your state.

[8] Charge for a Preferred Non-Tobacco Male insured with Issue Age of 46 and $1 million of Face Amount, during the First Policy Year (Rate is per $1,000 of the Net Amount at Risk).under a 10-year option..

[9] There is no specific charge but the Policy Value will be reduced when the Overloan conditions are met.

ANNUAL PORTFOLIO OPERATING EXPENSES:

The following table shows the highest and lowest total operating expenses expected to be paid by the Portfolios. If you allocate Policy Value to the Investment Accounts, you indirectly pay a portion of the pertinent Portfolio's expenses periodically during the time you own the Policy. Expenses of the Portfolios may be higher or lower in the future. ~~Each portfolio my also impose redemption or other fees that are not included in the table.~~ More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Gross Total Annual Portfolio Operating Expenses (before any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)	0.06%	1.76%
Net Total Annual Portfolio Operating Expenses (net of any contractual waivers or reimbursements) (expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses)[1]	0.06%	1.72%

[1] In some cases, the Portfolio's historical expenses for the year ended December 31, 2007 (which are the basis of the expenses set forth in this table) have been restated to reflect their current fees. More detail concerning the Portfolios' contractual waivers and reimbursements can be found in the footnotes accompanying the next table.

The following table shows the fees (including management fees, distribution (Rule 12b-1) fees, and other expenses) charged by each Portfolio as a percentage of average daily net assets for the fiscal year ended December 31, 2007. Portfolio expenses are not fixed or specified under the terms of the Policy, and may change periodically. Certain portfolios may impose a redemption fee. For further information, consult the Portfolios' prospectus.

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses
TIAA-CREF Life Bond Fund[2]	0.10%	0.00%	0.00%	0.00%	0.10%	0.00%	0.10%
TIAA-CREF Life Growth Equity Fund[2]	0.25%	0.00%	0.01%	0.00%	0.26%	0.00%	0.26%
TIAA-CREF Life Growth & Income Fund[2]	0.23%	0.00%	0.01%	0.00%	0.24%	0.00%	0.24%
TIAA-CREF Life International Equity Fund[2]	0.29%	0.00%	0.04%	0.00%	0.33%	0.00%	0.33%
TIAA-CREF Life Large-Cap Value Fund[2]	0.24%	0.00%	0.03%	0.00%	0.27%	0.00%	0.27%
TIAA-CREF Life Money Market Fund[2]	0.06%	0.00%	0.00%	0.00%	0.06%	0.00%	0.06%
TIAA-CREF Life Real Estate Securities Fund[2]	0.25%	0.00%	0.02%	0.00%	0.27%	0.00%	0.27%
TIAA-CREF Life Small-Cap Equity Fund[2]	0.10%	0.00%	0.01%	0.00%	0.11%	0.00%	0.11%
TIAA-CREF Life Social Choice Equity Fund[2]	0.07%	0.00%	0.00%	0.00%	0.07%	0.00%	0.07%
TIAA-CREF Life Stock Index Fund[2]	0.06%	0.00%	0.00%	0.00%	0.06%	0.00%	0.06%
Calamos Growth and	0.75%	0.00%	0.42%	0.00%	1.17%	0.01%	1.16%

Portfolio	Management Fees	Distribution (12b-1) or Service Fees[1]	Other Expenses	Acquired Fund Fees and Expenses	Gross Total Annual Portfolio Operating Expenses	Contractual Fee Waivers and Reimbursements	Net Total Annual Portfolio Operating Expenses
Income Portfolio							
Credit Suisse Trust-Commodity Return Strategy Portfolio[3]	0.50%	0.25%	0.51%	0.00%	1.26%	0.00%	1.26%
Credit Suisse Trust-Global Small Cap Portfolio[4]	1.25%	0.00%	0.31%	0.16%	1.72%	0.00%	1.72%
Credit Suisse Trust-Small Cap Core I Portfolio[5]	0.70%	0.00%	0.22%	0.00%	0.92%	0.00%	0.92%
Delaware VIP Diversified Income Series—Standard Class[6]	0.64%	0.00%	0.09%	0.00%	0.73%	0.00%	0.73%
Delaware VIP International Value Equity Series—Standard Class[7]	0.85%	0.00%	0.14%	0.00%	0.99%	0.00%	0.99%
Delaware VIP Small Cap Value Series—Standard Class[8]	0.71%	0.00%	0.10%	0.00%	0.81%	0.00%	0.81%
Franklin Income Securities Fund—Class 1[9]	0.45%	0.00%	0.02%	0.00%	0.47%	0.00%	0.47%
Franklin Small-Mid Cap Growth Securities Fund—Class 1[10]	0.47%	0.00%	0.28%	0.01%	0.76%	0.01%	0.75%
Mutual Shares Securities Fund—Class 1	0.59%	0.00%	0.13%	0.00%	0.72%	0.00%	0.72%
Templeton Developing Markets Securities Fund—Class 1	1.23%	0.00%	0.25%	0.00%	1.48%	0.00%	1.48%
Janus Aspen Forty Portfolio—Institutional Shares[11,12,13,14]	0.64%	0.00%	0.05%	0.01%	0.70%	0.00%	0.70%
Janus Aspen International Growth Portfolio—Institutional Shares[13,14]	0.64%	0.00%	0.06%	0.00%	0.70%	0.00%	0.70%
Janus Aspen Mid Cap Value Portfolio—Institutional Shares[12,13,14,15]	0.60%	0.00%	0.32%	0.01%	0.93%	0.00%	0.93%
Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares[12,13,14]	0.39%	0.25%	1.12%	0.00%	1.76%	0.31%	1.45%

Jennison 20/20 Focus Portfolio—Class II[16]	0.75%	0.25%	0.22%	0.00%	1.22%	0.00%	1.22%
Natural Resources Portfolio—Class II[16]	0.45%	0.25%	0.18%	0.00%	0.88%	0.00%	0.88%
Value Portfolio—Class II[16,17]	0.40%	0.25%	0.18%	0.00%	0.83%	0.00%	0.83%
Legg Mason Partners Variable Aggressive Growth Portfolio—Class I[18]	0.75%	0.00%	0.02%	0.00%	0.77%	0.00%	0.77%
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I[19]	0.80%	0.00%	0.18%	0.00%	0.98%	0.00%	0.98%
Legg Mason Partners Variable Small Cap Growth Portfolio—Class I[20]	0.75%	0.00%	0.13%	0.00%	0.88%	0.00%	0.88%
MFS Growth Series—Initial Class[21] (Formerly MFS Emerging Growth Series)	0.75%	0.00%	0.12%	0.00%	0.87%	0.00%	0.87%
MFS Global Equity Series—Initial Class[21,22]	1.00%	0.00%	0.41%	0.00%	1.41%	0.26%	1.15%
MFS Investors Growth Stock Series—Initial Class[21]	0.75%	0.00%	0.11%	0.00%	0.86%	0.00%	0.86%
MFS Utilities Series—Initial Class[21,23]	0.75%	0.00%	0.10%	0.00%	0.85%	0.03%	0.82%
Neuberger Berman Advisers Management Trust Partners Portfolio—I Class[24]	0.83%	0.00%	0.08%	0.00%	0.91%	0.00%	0.91%
Neuberger Berman Advisers Management Trust Regency Portfolio—I Class[24]	0.84%	0.00%	0.11%	0.00%	0.95%	0.00%	0.95%
PIMCO VIT All Asset Portfolio—Institutional Class[25]	0.175%	0.00%	0.25%	0.69%	1.115%	0.02%	1.095%
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class[26]	0.25%	0.00%	0.50%	0.00%	0.75%	0.00%	0.75%
PIMCO VIT Real Return Portfolio—Institutional Class[25]	0.25%	0.00%	0.25%	0.00%	0.50%	0.00%	0.50%
PVC Equity Income Account I—Class 1	0.49%	0.00%	0.00%	0.00%	0.49%	0.00%	0.49%
PVC MidCap Stock Account—Class 1	0.75%	0.00%	0.00%	0.00%	0.75%	0.00%	0.75%
Royce Capital Fund Micro-Cap Portfolio—Investment Class	1.25%	0.00%	0.06%	0.00%	1.31%	0.00%	1.31%
Royce Capital Fund Small-Cap Portfolio—	1.00%	0.00%	0.08%	0.00%	1.08%	0.00%	1.08%

Investment Class							
Wanger International[27]	0.87%	0.00%	0.11%	0.00%	0.98%	0.00%	0.98%
Wanger Select[28]	0.85%	0.00%	0.05%	0.00%	0.90%	0.00%	0.90%
Wanger USA[29]	0.90%	0.00%	0.05%	0.00%	0.95%	0.00%	0.95%

[1] Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

[2] Each Portfolio's investment manager pays for most of the Portfolio's advisory and operating expenses out of the Portfolio's management fees. However, a few categories of expenses are borne by the Portfolio directly, including independent trustee fees, interest on borrowings, taxes and extraordinary expenses, and are reflected as appropriate under "Other Expenses."

[3] Certain fees and expenses of the Commodity Return Strategy Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio's management fee would be 0.19%, resulting in a total voluntary fee waiver and reimbursement of 0.31% and Net Total Annual Portfolio Operating Expenses of 0.95%.

[4] Certain fees and expenses of the Global Small-Cap Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio's management fee would be 1.09%, resulting in a total voluntary fee waiver and reimbursement of 0.16% and Net Total Annual Portfolio Operating Expenses of 1.40%.

[5] Effective December 1, 2006, the Small Cap Core I Portfolio's management fee was reduced from 0.90% of average daily net assets to 0.70% of average daily assets. Certain fees and expenses of this Portfolio are expected to be voluntarily waived or reimbursed, but may be discontinued at any time. If these waivers and reimbursements are taken into effect, the Portfolio's management fee would be 0.70%, resulting in a total voluntary fee waiver and reimbursement of 0.00% and Net Total Annual Portfolio Operating Expenses of 0.92%.

[6] The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company ("DMC"). Under its Management Agreement, the Portfolio pays an annual Management Fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, and 0.50% on assets in excess of $2.5 billion.

[7] The investment advisor for the Delaware VIP International Value Equity Series is Delaware Management Company ("DMC"). For the periods May 1, 2008 through April 30, 2009, the Investment Advisor has contracted to waive all or a portion of its investment advisory fees and/or reimburse expenses in order to prevent total annual Portfolio operating expenses (excluding any 12b-1 plan expenses, taxes, interest, inverse floater program expenses, brokerage fees, certain insurance costs,

and non-routine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, certain Trustee retirement plan expenses, conducting shareholder meetings, and liquidations (collectively, "non-routine expenses") from exceeding in an aggregate amount, 1.01% of average daily net assets. Under its Management Agreement, the Portfolio pays an annual Management Fee based on average daily net assets as follows: 0.85% on the first $500 million, 0.80% on the next $500 million, 0.75% on the next $1.5 billion, and 0.70% on assets in excess of $2.5 billion.

[8] The investment advisor for the Delaware VIP Small Cap Value Series is Delaware Management Company ("DMC"). Under its Management Agreement, the Portfolio pays an annual Management Fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, and 0.60% on assets in excess of $2.5 billion.

[9] The Franklin Income Securities Portfolio administration fee is paid indirectly through the

Management Fee.

[10] The Franklin Small-Mid Cap Growth Portfolio's investment manager has agreed in advance to reduce its fee from assets invested by the Portfolio in a Franklin Templeton money market fund (the Sweep Money Fund which is "the acquired fund" in this case) to the extent of the Portfolio's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon. This reduction is not reflected in Net Total Annual Portfolio Operating Expenses, which would be lower if it were.

[11] Dividends or interest on short sales, which are paid to the lender of borrowed securities, are considered "Other Expenses". Such Expenses will vary on whether the securities the Portfolio sells short pay dividends or interest and the amount of such dividends or interest.

[12] Annual Fund Operating Expenses are stated both with and without contractual expense waivers by the investment manager. The investment manager has contractually agreed to waive certain Portfolios' Total Annual Portfolio Operating Expenses (excluding brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to acquired fund fees and expenses; and for Janus Aspen INTECH Risk-Managed Core also excluding the distribution and shareholder servicing fee) to certain limits until at least May 1, 2009. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Portfolio's Statement of Additional Information ("SAI").

[13] Acquired Fund" means any underlying portfolio (including, but not limited to, exchange-traded funds) in which the Portfolio invests or has invested in during the period. Total Annual Portfolio Operating Expenses shown may not correlate to each Portfolio's ratio of gross expenses to average net assets appearing in the Financial Highlights tables of the Portfolio's prospectus, which reflect the operating expenses of a Portfolio and does not include Acquired Fund Fees and Expenses. Amounts less than 0.01%, if applicable, are included in Other Expenses.

[14] The "Management Fee" is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. For Janus Aspen Mid Cap Value and Janus Aspen INTECH Risk-Managed Core this fee may go up or down monthly based on the Portfolio's performance relative to its benchmark index.

[15] The Portfolio pays an investment advisory fee that adjusts up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment is 0.64%, and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the Management Fee. Refer to "Management Expenses" in the Portfolio's Prospectus for additional information with further description in the Portfolio's Statement of Additional Information ("SAI"). The Portfolio has entered into an agreement with Janus Capital to limit certain expenses (refer to the footnote to the Total Annual Operating Expenses). Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of Management Fees waived by Janus Capital.

[16] Other Expenses for this Portfolio includes a 0.15% administration fee.

[17] The investment manager has voluntarily agreed to waive a portion of its Management Fee and/or limit Total Annual Portfolio Operating Expenses (expressed as a percentage of average daily net assets, exclusive of distribution (12b-1) and administration fees of 0.40%) for the Value Portfolio to 0.75% for Class II shares. This arrangement may be discontinued or otherwise modified at any time.

[18] Effective November 1, 2005, the Portfolio has a fee schedule that reduces the Management Fee payable by the Portfolio on its average daily net assets in excess of $1 billion as follows: 0.750% on assets up to and including $1 billion; 0.725% on assets over $1 billion and up to and including $2 billion; 0.700% on assets over $2 billion and up to and including $5 billion; 0.675% on assets over $5 billion and up to and including $10 billion; and 0.650% on assets over $10 billion.

[19] The Portfolio has a Management Fee schedule that reduces the management fee rate as assets increase as follows: 0.800% on average daily net assets up to and including $1 billion; 0.775% on assets over $1 billion and up to and including $2 billion; 0.750% on assets over $2 billion and up to and including $5 billion; and 0.700% on assets over $5 billion. The fee information in the table has been restated to reflect the current management fee, as it changed effective October 1, 2005.

[20] Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 1.00%. These voluntary fee waivers and/or reimbursements do not cover interest, brokerage, taxes and extraordinary expenses and may be reduced or terminated at any time. The amount set forth in "Other Expenses" has been revised to reflect the estimated effect of the fund's reorganization with Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio.

[21] The Portfolio has entered into an expense offset arrangement that reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, Net Total Annual Portfolio Operating Expenses would be lower.

[22] The Portfolio's investment manager has agreed in writing to bear the Portfolio's expenses, such that "Other Expenses" determined without giving effect to the expense offset arrangement described in the prior footnote do not exceed 0.15% annually. This written agreement excludes Management Fees, Distribution (12b-1) and Service Fees, interest, taxes, extraordinary expenses, brokerage and transaction costs and investment-related expenses and will continue until at least April 30, 2009.

[23] The Portfolio's Investment Manager has agreed in writing to reduce its management fee to 0.70% annually on average daily net assets in excess of $1 billion. This written agreement will remain in effect until modified by the Portfolio's Board of Trustees.

[24] The Portfolio's investment manager has undertaken through December 31, 2011 to waive fees and/or reimburse certain operating expenses including the compensation of the investment manager (except with respect to the Partners Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, that exceed 1.00% of average daily net asset value of the Partners Portfolio and 1.50% of the average daily net asset value of the Regency Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to the investment manager within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

[25] Other Expenses reflects an administrative fee of 0.25%.

[26] Other Expenses reflects an administrative fee of 0.25% and interest expense.

[27] The Portfolio pays a Management Fee of 0.82% and administrative fee of 0.05%. The Portfolio's investment manager has implemented a breakpoint schedule for the Portfolio's Management Fee. The Management Fee charged to the Portfolio will decline as Portfolio assets grow and will continue to be based on a percentage of the Portfolio's daily assets. The breakpoint schedule for the Portfolio is as follows: 1.10% for assets up to $100 million; 0.95% for assets in excess of $100 million and up to $250 million; 0.90% for assets in excess of $250 million and up to $500 million; 0.80% for assets in excess of $500 million and up to $1 billion; and 0.72% for assets in excess of $1 billion.

[28] The Portfolio pays a Management Fee of 0.80% and an administrative fee of 0.05%. The Portfolio's Investment Manager has implemented a breakpoint schedule for the Portfolio's Management Fee. The Management Fee charged to the Portfolio will decline as Portfolio assets grow and will continue to be based on a percentage of the Portfolio's average daily assets. The breakpoint schedule for the Portfolio is as follows: 0.80% for assets up to $500 million and 0.78% for assets in excess of $500 million.

[29] The Portfolio pays a Management Fee of 0.85% and an administrative fee of 0.05%. The Portfolio's investment manager has implemented a breakpoint schedule for the Portfolio's Management Fee. The Management Fee charged to the Portfolio will decline as Portfolio assets grow and will continue to be based on a percentage of the Portfolio's average daily assets. The breakpoint schedule for the Portfolio is as follows: 0.94% for assets up to $100 million; 0.89% for assets in excess of $100 million and up to $250 million; and 0.84% for assets in excess of $250 million and up to $2 billion; and 0.80% for assets in excess of $2 billion.

The fee and expense information relating to the Portfolios was provided by the Portfolios or their investment managers or other service providers. We have not and cannot independently verify either the accuracy or completeness of such information.

Portfolio expenses are paid by each underlying Portfolio before TIAA-CREF Life is provided with the Portfolio's daily net asset value . TIAA-CREF Life then deducts Separate Account charges from the net asset value of the corresponding Investment Account.

THE POLICY

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application to us at our Administrative Office. The minimum Face Amount is generally $250,000. At our option, we may have different minimum Face Amounts for certain classes of Policies.

Generally, the Policy is available for Insureds between Issue Ages 0–90. Issue Ages may vary by state. Please call the Administrative Office for details. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

We will notify you when our underwriting process has been completed. The minimum first Premium may not be paid and insurance coverage will not take effect prior to that time.

REPLACING EXISTING INSURANCE

It may not be in your best interest to Surrender, Lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a Surrender charge on your existing insurance. **You should talk to your financial professional and/or tax adviser to make sure the exchange will be tax free.** If you Surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the Surrender. Because we will not issue the Policy until we have received an initial Premium from your existing insurance company, the issuance of the Policy may be delayed.

WHEN INSURANCE COVERAGE TAKES EFFECT

Insurance coverage under the Policy will take effect only if the proposed Insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the minimum first Premium has been paid. We begin to deduct Monthly Charges from your Policy Value on the Policy Date.

RIGHT TO CANCEL

You may cancel a Policy during the Right to Cancel Period by providing Acceptable Notice of cancellation and returning the Policy to us. The Right to Cancel Period begins when you receive the Policy and generally expires after a period determined under state law. If you decide to cancel the Policy during the Right to Cancel Period, we will treat the Policy as if we never issued it. Within 7 days after we receive the returned Policy, we will refund an amount equal to the sum of:

• The Policy Value as of the end of the Business Day we receive the returned Policy, plus

- Any Premium Tax Charge deducted from Premiums paid, plus
- Any Monthly Charges charged against the Policy Value, plus
- An amount reflecting any other charges deducted under the Policy.

Where state law requires, the refund will equal all payments you made.

OWNERSHIP AND BENEFICIARY RIGHTS

The Policy belongs to the Owner named in the application. While the Insured is alive, the Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Owner or the Owner is changed thereafter. If the Owner is not the Insured and dies before the Insured, ownership of the Policy will pass to the Owner's estate. To the extent permitted by law, Policy benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

The Owner may, subject to certain restrictions, exercise certain rights including selecting and changing the Beneficiary, changing the Owner, and assigning the Policy. **Changing the Owner and assigning the Policy may have tax consequences.**

The principal right of the Beneficiary is the right to receive the Death Benefit Proceeds under the Policy.

MODIFYING THE POLICY

Any modification or waiver of our rights or requirements under the Policy must be in writing and signed by our president, a vice president, or our secretary. Upon notice to you, we may modify the Policy:

- to conform the Policy, our operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our Company, or the Separate Account is subject;
- to assure continued qualification of the Policy as a life insurance contract under federal tax laws; or
- to reflect a change in the Separate Account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that governs the Policy, we reserve the right to amend the provision to conform with these laws. Any material change to the Policy must be approved by the State Insurance Department of each state where the Policy is made available. Any resulting change to this prospectus must be registered with the Securities and Exchange Commission prior to use.

PREMIUMS

MINIMUM FIRST PREMIUM

The minimum first Premium is due on or before the Policy Issue Date. No insurance will take effect until the minimum first Premium is paid, and the health and other conditions of the Insured described in the application must not have changed. The minimum first Premium must be at least $50.

PREMIUM FLEXIBILITY

When you apply for a Policy, you will elect a payment schedule for Premiums that is on a monthly, quarterly, semiannual, annual, or single-sum basis. You are not actually required to pay Premiums according to that (or any) schedule. However, you may greatly increase your risk of Lapse if you do not regularly pay Premiums because the Policy Value may not be sufficient to cover the Monthly Charges when due.

You have flexibility to determine the frequency and the amount of the Premiums you pay, and you can change the planned periodic Premium schedule at any time. If you are submitting a Premium payment pursuant to a Premium reminder notice, the address for payment will be enclosed with the notice. You may also send your Premium payments to our Administrative Office. If you have an outstanding Policy loan, we will credit all payments you send to us as Premium payments unless you provide Acceptable Notice for the payments to be applied as loan repayments. You may also choose to have Premium payments automatically deducted periodically from your bank account under the automatic payment plan. Payment of the planned Premiums or any other level of Premiums does not guarantee that the Policy will not Lapse. See "Policy Lapse and Reinstatement."

You may not pay any Premiums after the Policy's Final Policy Date. You may not pay Premiums less than $50, and we reserve the right to limit total Premiums allocated to the Fixed Account under a Policy to $500,000 a Policy Year. Note that we cannot accept cash, money orders or travelers' checks. In addition, we will not accept a third-party check where the relationship of the payor to the Owner cannot be identified from the face of the check.

We will or have the right to limit or refund all or part of your Premium payment if:

• The Premium would disqualify the Policy as a life insurance contract under the Code;

• The Premium would cause the Policy to become a MEC under the Code; or

• The Premium would cause an immediate increase in the death benefit as a result of Section 7702 of the Code—the section of the Code that addresses life insurance (unless you provide us with satisfactory evidence of insurability).

You can stop paying Premiums at any time and your Policy will continue in force until the earliest of the date when either: (1) the Insured dies; (2) the Grace Period ends without a sufficient payment (see "Policy Lapse and Reinstatement"); or (3) we receive your Acceptable Notice requesting a Surrender of the Policy.

PREMIUM LIMITATIONS

If the Guideline Premium Test is used to test if the Policy qualifies as life insurance under the Code, total Premium payments must not exceed certain stated limits – the "guideline premium" amount. We have established procedures to monitor whether aggregate Premiums paid under a Guideline Premium Test Policy exceed those limits. If we became aware that a Premium payment would result in total Premiums exceeding these limits, we will accept only that portion of the Premium that would make total Premiums equal the ~~maximum Premium amount that may be paid under the Policy~~guideline premium amount. We will not refund any Premium necessary to keep the Policy in force.

The maximum Premium limitations set forth in the Code depend in part upon the amount of the death benefit at any time. As a result, any Policy changes that affect the amount of the death benefit may affect whether cumulative Premiums paid under the Policy exceed the maximum Premium limitations. For policies issued January 1, 2009 and later, premiums may be limited after the Insured's age 100. The tax consequences of keeping a Policy in force after the Insured reaches Attained Age 100 are unclear. A tax advisor should be consulted about such consequences. **See "Choice of Tax Test" for more information regarding the Guideline Premium Test.**

Modified Endowment Contracts ("MECs"). There are special federal income tax rules for distributions from life insurance policies that are MECs. These rules apply to Policy loans, Surrenders, and partial withdrawals. These rules apply if the Premiums we receive are greater than the "seven-pay limit" for your Policy as determined under Section 7702A of the Code. The "seven-pay limit" means that, during the first seven years of a policy, the sum of the actual premiums paid may not exceed the sum of the "seven-pay premiums." Generally, the "seven-pay premium" is the level annual premium, such that if it were paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premiums" were $1,000, the maximum cumulative premiums that could be paid during the first seven years of a policy to avoid MEC status would be $1,000 in the first year, $2,000 through the first two years, $3,000 through the first three years, etc. Under this test, a policy may or may not be a MEC, depending on the amount of premiums paid during each of the policy's first seven years. A policy received in exchange for a MEC will be taxed as a MEC even if it would otherwise satisfy the seven-pay test.

Prior to the Policy Date, if we find that your planned periodic Premium would cause your Policy to become a MEC, we will notify you and request further instructions. We will then issue your Policy based on the planned periodic

Premium you have selected. If you do not want your Policy to become a MEC, you may reduce your planned periodic Premium to a level that does not cause your Policy to become a MEC. We will then issue your Policy based on the revised planned periodic Premium. See "Federal Tax Considerations—Tax Treatment of Policy Benefits—Modified Endowment Contracts."

After the Policy Date, if we discover that you have made a Premium payment that would cause your Policy to become a MEC, we will place the Premium amount in a suspense account. We will not apply this amount to your Policy unless and until you acknowledge that you know that the Policy will become a MEC and that you nevertheless wish us to apply this amount to your Policy. Similarly, we will not honor your instructions regarding withdrawals, changes in death benefit options or changes in Face Amounts if any such action would result in the Policy becoming a MEC until you acknowledge that you know that the Policy will become a MEC and that you nevertheless wish us to take such action. Additionally, if your Policy has inadvertently become classified as a MEC, and assuming that you do not want your Policy to be a MEC, we will attempt to enable your Policy to continue to meet the seven-pay test for federal income tax purposes (and not be a MEC) by refunding any excess Premium and related earnings or losses to you. It is not clear, however, if we can take effective action in all possible circumstances to prevent a Policy that has exceeded the applicable Premium limitation from being classified as a MEC.

Tax-Free Exchanges (Section 1035 Exchanges). We[KR1] may accept as part of your first Premium money from another life insurance contract that qualifies for a tax-free exchange under Section 1035 of the Code, contingent upon receipt of the cash from that contract. **Contract exchanges may have tax consequences. See "Federal Tax Considerations."**

ALLOCATING PREMIUMS

When you apply for a Policy, you must instruct us on the application form to allocate your Net Premium to one or more Allocation Options according to the following rules:

- Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.
- We will allocate the Net Premium based on the price determined at the end of the Business Day we are deemed to receive it at our Administrative Office according to your current Premium allocation instructions.
- You can change the allocation instructions for additional Net Premiums without charge by providing us with Acceptable Notice. Any change in allocation instructions will be effective at the end of the Business Day we receive your request.

We deduct monthly charges from the Fixed Account first, then pro rata from the Investment Accounts (see "Monthly Charge").

Investment returns from amounts allocated to the Investment Accounts will vary with the investment performance of these Investment Accounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the Investment Accounts. You should periodically review your allocation schedule in light of market conditions and your overall financial objectives.

DELAY IN ALLOCATIONS

Some states require us to refund all payments if you return your Policy during the Right to Cancel Period. In those states, we will allocate Net Premiums received at our Administrative Office during the Right to Cancel Period to the Investment Account that invests in the TIAA-CREF Life Money Market Fund (the "Money Market Account"). Following the end of the Right to Cancel Period, we will allocate that Policy Value among the Investment Accounts as indicated in your current Premium allocation instructions. If the Right to Cancel Period ends on a non-Business Day, we will allocate Policy Value among the Investment Accounts using Unit values as of the immediately preceding Business Day. We invest all Net Premiums paid thereafter based on the allocation percentages then in effect. Since our procedures should result in delivery of your Policy on the second day after we issue it, we begin measuring the Right to Cancel period two days after we issue your Policy. For the limited purpose of allocating Policy Value following the end of the Right to Cancel Period, we will assume that the Right to Cancel Period begins two days after we mail your Policy.

VALUATIONS

POLICY VALUE

The Policy Value serves as the starting point for calculating important values under a Policy, such as the Cash Surrender Value and, in some cases, the death benefit. Policy Value varies from day to day depending on factors such as the amount and timing of your Premium payment, the performance of the Investment Accounts you have chosen, the interest rates of the Fixed Account and Loan Account, Policy charges, how much you have borrowed or withdrawn, and the level of Policy and Rider benefits. **We do not guarantee a minimum Policy Value.**

Policy Value:
- Equals the sum of all values in the Fixed Account, the Loan Account, and in each Investment Account;
- is determined first on the Policy Date and then on each date thereafter; and
- has no guaranteed minimum amount and may be more or less than Premiums paid.

CASH SURRENDER VALUE

The Cash Surrender Value is the amount we pay to you when you Surrender your Policy. We determine the Cash Surrender Value as of the end of the Business Day when we receive your Acceptable Request to Surrender.

Cash Surrender Value at the end of any day equals:
- the Policy Value as of such date; *minus* any Outstanding Loan Amount.

INVESTMENT ACCOUNT VALUE

At the end of any Business Day, the Investment Account value is equal to the number of Units in each Investment Account attributable to the Policy *multiplied* by the Unit value for that Investment Account.

The Number of Units in any Investment Account at the end of any day equals:
- Units purchased with Net Premiums; *plus*
- Units purchased via transfers from another Investment Account, the Fixed Account, or the Loan Account; *minus*
- Units redeemed to pay for Monthly Charges; *minus*
- Units redeemed to pay for partial withdrawals; *minus*
- Units redeemed to pay transfer charges or any other charges incurred in connection with the exercise of rights under the Policy; *minus*
- Units redeemed as part of a transfer to another Investment Account, the Fixed Account, or the Loan Account; *minus*
- Units redeemed for any applicable Advisory Fees.

Every time you allocate or transfer money to or from an Investment Account, we convert that dollar amount into Units. We determine the number of Units we credit to, or subtract from, your Policy by dividing the dollar amount of the transaction by the Unit value for that Investment Account at the end of the Business Day.

UNIT VALUE

We determine a Unit value for each Investment Account to reflect how investment performance affects the Policy Value. Unit values will vary among Investment Accounts. The Unit value may increase or decrease from one Business Day to the next.

The Unit value of any Investment Account at the end of any Business Day equals:
- the Unit value of the Investment Account on the immediately preceding Business Day; *multiplied* by
- the net investment factor for that Investment Account on that Business Day.

The net investment factor:
- measures the investment performance of an Investment Account from one Business Day to the next;
- increases to reflect investment income and capital gains (realized and unrealized) for the shares of the

underlying Portfolio;

- decreases to reflect any capital losses (realized and unrealized) for the shares of the underlying Portfolio, as well as the underlying Portfolio expenses; and
- decreases to reflect the current mortality and expense risk charge which is based upon the following annual rates applied to total value in all Investment Accounts:
  - 0.95% if the value of Units in all Investment Accounts is less than $100,000;
  - 0.65% if the value of Units in all Investment Accounts is from $100,000 to $500,000; and
  - 0.35% if the value of Units in all Investment Accounts is over $500,000.
  - In Policy Years 21 and later, the annual rate is 0.35% regardless of the value of Units in all Investment Accounts.

Unit values on any non-Business Day are determined using the Unit values as of the most recent prior Business Day. We deduct the current mortality and expense risk charge to compensate us for certain mortality and expense risks we assume, and for certain expenses we incur. The mortality risk is the risk that an insured will live for a shorter time than we project. The expense risk is the risk that the expenses that we incur will exceed the charges we set in the Policy.

In order to accommodate the varying mortality and expense risk charges, separate Unit values will be maintained by mortality and expense risk charge band. Units may be transferred between bands on the Monthly Charge Date if the value of the Units in all the Investment Accounts changes the current mortality and expense risk charge rate.

FIXED ACCOUNT VALUE

The Fixed Account value at the end of any day is equal to:

- the Net Premium(s) allocated to the Fixed Account; *plus*
- any amounts transferred to the Fixed Account (including amounts transferred from the Loan Account); *plus*
- interest credited to the Fixed Account; *minus*
- amounts deducted to pay for Monthly Charges; *minus*
- amounts withdrawn from the Fixed Account; *minus*
- amounts used to pay transfer charges, charges to execute rights under the policy Riders; *minus*
- amounts withdrawn from the Fixed Account to pay Advisory Fees; *minus*
- amounts transferred from the Fixed Account to an Investment Account or to the Loan Account.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

As long as the Policy is in force, we will pay the Death Benefit Proceeds to the Beneficiary once we receive at our Administrative Office satisfactory proof of the death of the Insured. We may require you to return the Policy. We will pay the Death Benefit Proceeds in a lump sum or under another payment method. If all Beneficiaries die before the Insured, we will pay the Death Benefit Proceeds in a lump sum to you or your estate. See "Death Benefit—Payment Methods."

Death Benefit Proceeds Equal:

- the death benefit (described below); *minus*
- any unpaid Monthly Charges; *minus*
- any Outstanding Loan Amounts

If all or part of the Death Benefit Proceeds are paid in one sum, we will pay interest on this sum from the date of death to the date of payment as required by applicable state law.

We may further adjust the amount of the Death Benefit Proceeds under circumstances of suicide and contestability.

DEATH BENEFIT OPTIONS

You must choose in your application among three death benefit options under the Policy: Option A, Option B and Option C. Option A provides a level death benefit, while Options B and C provide increasing death benefits. We calculate the amount available under each death benefit option as of the date of the death of the Insured. Under any option, the length of the death benefit coverage depends upon the Policy's Cash Surrender Value. See "Policy Lapse and Reinstatement" for further detail. Payment of any death benefit in excess of Policy Value is subject to our financial strength and claims-paying ability.

The Death Benefit under Option A is the greater of:

- the Face Amount; *and*
- the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option B is the greater of:

- the Face Amount *plus* the Policy Value (determined on the date of the death of the Insured); *and*
- the minimum death benefit required under the tax test you select (described below).

The Death Benefit under Option C is the greater of:

- the Face Amount *plus* all of the Premiums credited to the Policy since the Issue Date (determined on the date of the death of the Insured); *and*
- the minimum death benefit required under the tax test you select (described below).

Which Death Benefit Option to Choose. If you prefer to have Premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option B. If you prefer to have an increasing death benefit that only reflects Premium payments, you should choose Option C. If you are satisfied with the amount of the existing insurance coverage and prefer to have Premium payments and favorable investment performance reflected in a reduced cost of insurance charge and a corresponding maximization of Policy Value over time, you should choose Option A. The maximum Premium limit that can be paid into an Option B Policy is higher than for Option A. The maximum Premium limit for Option C is the same as for Option A. In addition, partial withdrawals from Option B Policies generally do not reduce the Face Amount of coverage, while partial withdrawals from Option A or Option C Policies will reduce the Face Amount of coverage. See the section entitled "Surrenders and Partial Withdrawals" for more information on how partial withdrawals affect Policy Value.

The amount of the death benefit may vary with the Policy Value.

- Under Option A or Option C, the death benefit will vary with the Policy Value whenever the minimum death benefit required under the tax test you choose is greater than the Face Amount (Option A) or exceeds the Face Amount plus all the Premiums credited to the Policy (Option C).
- Under Option B, the death benefit will always vary with the Policy Value.

Choice of Tax Test. The Code requires that the Policy's death benefit not be less than certain amounts defined in the Code. When you apply for your Policy, the Guideline Premium Test will be used as the tax law test applicable to your Policy unless you specifically elect the Cash Value Accumulation Test. **Once the Policy is issued, you may not change the tax law test. You should consult a tax adviser as to the selection of the tax law test before applying for the Policy.**

Under the Guideline Premium Test, the death benefit will not be less than the Policy Value times the corridor factor set by the Code and shown in the Table of Death Benefit Factors in your Policy. The corridor factors vary by, and are shown based on, Attained Age at the start of the Policy Year, as follows.

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 120	100%

- For Attained Ages not shown, the percentages will decrease pro rata each year.

Under the Cash Value Accumulation Test, the death benefit will not be less than 1,000 times the Policy Value divided by the net single premium factor per $1,000 of death benefit shown in the table of net single premiums in your Policy. The net single premium will vary based on the Insured's sex (in most cases), Underwriting Class, age at issue, Policy Year and applicable flat or temporary extra mortality charges, if any. Net single premium factors may also be affected by a Rider. Option C is not applicable to Cash Value Accumulation Test Policies.

In general, the Cash Value Accumulation Test allows the Owner to maximize his or her Policy Value during the earlier Policy Years because more Premiums may be paid into the Policy under that test than under the Guideline Premium Test. The Guideline Premium Test allows the Owner to obtain a specified amount of insurance coverage at the most economic cost because the Owner can maintain a higher Policy Value in relation to the death benefit options and, thereby, reduce the Net Amount at Risk under the Policy.

CHANGING DEATH BENEFIT OPTIONS

After the first Policy Year, subject to certain restrictions, you may change death benefit options with no additional charge while the Policy is in force. Changing the death benefit option may affect the Net Amount at Risk over time (which would affect the monthly cost of insurance charge). However, we will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. This may occur, for example, if you seek to change the death benefit option of an outstanding Policy that qualifies as life insurance under the Guideline Premium Test and the change in death benefit option results in a lower maximum Premium limit. In that event, we will not permit the change in death benefit option, unless the Owner withdraws the requisite amount to stay within the applicable limits. We also will not permit any change that would make your Policy a MEC under the Code without specific instructions to that effect, provided to us in an Acceptable Notice. **A change of death benefit option may have tax consequences. You should consult a tax adviser before changing death benefit options.**

You can change your death benefit option starting from your first Policy anniversary while your Policy is in force. Here's how it works:

- You must send us an Acceptable Request to make such a change.
- The change will become effective either on the date we approve it, if that date is a Monthly Charge date, or on the first Monthly Charge date that follows the date we approve the change. We'll make the change before we deduct the Monthly Charge.
- We won't allow a change if the Monthly Charges are being waived under a Waiver of Monthly Charges Rider.
- We will not allow any change in death benefit option that prevents the Policy from qualifying as life insurance under federal tax law.
- We may restrict any changes from or to Option C.
- If a change in death benefit option would cause your Policy to be classified as a modified endowment contract, we will not process the change until you tell us to in a form satisfactory to us.
- We'll send you a Policy endorsement after we make the change.

If you change from Option A to Option B or Option C:

Here's what you need to know about changing from Option A to Option B or Option C:

- The Insured must be alive.
- We may require evidence of insurability.

Before the change, the Face Amount of the Policy can't be less than the minimum death benefit.

- After the change, the Face Amount can't be less than the minimum Face Amount shown in Section 1 of the Policy.
- We'll decrease the Face Amount by the Policy Value, if to Option B, or accumulated Premiums paid, if to Option C, so that your death benefit is approximately the same on the date of the change.
- We'll decrease the Face Amount on the effective date of the change. To do this, we'll first reduce any

increases in the Face Amount you've asked us for, starting with the most recent requested increase. Then, we'll reduce the initial Face Amount.

If you change from Option B or Option C to Option A:

Here's what you need to know about changing from Option B or Option C to Option A:

- The Insured must be alive and you must give us satisfactory evidence of insurability.
- We'll increase the Face Amount by the Policy Value, if from Option B, or accumulated Premiums paid, if from Option C, so that your death benefit is approximately the same on the date of the change.
- We'll increase the Face Amount on the effective date of the change. The underwriting class for the increase will be the same as it is for the most recent increase you requested. If you haven't requested an increase, then it will be the same as it is for the Initial Face Amount.

If you change from Option B to Option C or Option C to Option B:

Here's what you need to know about changing from Option B to Option C or Option C to Option B:

- The Insured must be alive and you must give us satisfactory evidence of insurability.
- We'll adjust the Face Amount by the difference in Policy Value and accumulated Premiums paid so that your death benefit is approximately the same on the date of the change. A change from Option B to Option C will adjust the Face Amount by accumulated Premiums paid less Policy Value. A change from Option C to Option B will adjust the Face Amount by Policy Value less accumulated Premiums paid.
- We'll adjust the Face Amount on the effective date of the change. The underwriting class for any increase will be the same as it is for the most recent increase you requested. If you haven't requested an increase, then it will be the same as it is for the Initial Face Amount. Any decrease in the Face Amount will also be on the effective date of the change. To do this, we'll first reduce any increases in the Face Amount you've requested, starting with the most recent. Then, we'll reduce the Initial Face Amount.

PAYMENT ~~METHODS~~ OF DEATH BENEFIT

Death Benefit Proceeds. Death Benefit Proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive satisfactory proof of the death of the Insured and all other requirements are satisfied, including receipt by us at our Administrative Office of all required documents. We determine the amount of a payment from the Separate Account as of the date of death. If you don't choose a payment method, your Beneficiary can choose one when he or she files a claim after the death of the Insured. If Death Benefit Proceeds are paid in a single sum, we pay interest from the date of death to the date of payment or as required by applicable state law.

Payment Methods. You can choose for your beneficiaries to receive the death benefit proceeds in a lump sum or in monthly payments. If you don't choose a payment method, your beneficiary can choose one when he or she makes a claim.

There are several ways of receiving proceeds under the death benefit and Surrender provisions of the Policy, other than in a lump sum. None of these options vary with the investment performance of an Investment Account. More detailed information concerning these payment methods is available upon request from our Administrative Office.

ACCELERATED DEATH BENEFIT

In some states, prior to the Final Policy Date and while the Policy is in force, you may elect to receive a one-time lump sum accelerated death benefit when the Insured suffers from a terminal illness. A terminal illness means a state of health in which an Insured's life expectancy is twelve months or less. We will require you to submit acceptable proof to us of the Insured's terminal illness before we approve your application for the accelerated death benefit.

Subject to state variations, you may elect to accelerate all or only a portion of the ~~Death~~ death ~~Benefit~~ benefit~~Proceeds before reduction for any Outstanding Loan Amounts and unpaid Monthly Charges (the "available proceeds")~~. However, you may not elect to accelerate an amount that is less than 25% of ~~available proceeds~~ the Policy death benefit or $50,000, whichever is less.

The accelerated death benefit will generally equal the requested ~~available proceeds~~amount ~~discounted for one year of interest and~~ reduced by:

- one year of interest equal to the yield on a 90-day Treasury bill on the date we approve your application;

- an administrative expense charge not to exceed $200;
- any amounts due within the Policy's Grace Period that are unpaid on the date we approve your application for an accelerated death benefit; and
- any Outstanding Loan Amounts existing on the date we approve your application for an accelerated death benefit multiplied by the ratio of the available accelerated proceeds to the available proceeds before the acceleration.

The accelerated death benefit will vary from state to state and may not be available in all states.

If the Insured is diagnosed with a terminal illness, this is an optional benefit and you are not obligated to exercise this option. We would not approve your application if we know that you are applying to get the death benefit to satisfy any judgments against you, to satisfy the claims of any creditor, or to apply for, receive or maintain any government sponsored benefit or entitlement, or any other form of public assistance.

If we approve your application for partial acceleration of ~~available proceeds~~the Policy death benefit, the unaccelerated portion of the Policy's ~~Death~~ death ~~Benefit~~ benefit~~Proceeds~~ will remain in effect. After the payment of an accelerated death benefit, the Policy's Face Amount, Policy Value, and any Outstanding Loan Amounts will be reduced by the ratio of the accelerated ~~available proceeds~~death benefit to the available ~~proceeds~~ death benefit before the acceleration. The acceleration of all ~~available proceeds~~the Policy's death benefit will result in the termination of the Policy.

Once approved, there is no restriction on the use of an accelerated death benefit payment.

Receipt of an accelerated death benefit payment may affect eligibility for Medicaid and other government assistance programs. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. **You should consult a tax adviser before requesting an accelerated death benefit.**

Your right to receive payment under this option is subject to a number of conditions stated in your Policy. You should consult your Policy for the effects of an accelerated death benefit on incontestability and suicide.

EXTENDED MATURITY BENEFIT

With the Extended Maturity Benefit, the Policy will remain in force for the life of the Insured. When the Insured reaches age 121, the Cash Surrender Value of the Policy will be the death benefit and the death benefit is reduced to the Policy Value. Charges will no longer be deducted from the Policy. Any loans present on the Policy at age 100 (age 121 for policies issued on or after January 1, 2009) will remain on the Policy and continue to be charged interest. No additional Premium payments will be allowed, but payments towards the loan balance or interest will be allowed.

There is no charge for this benefit.

The tax consequences associated with keeping a Policy in force after the Insured reaches Attained Age 100 are unclear. A tax adviser should be consulted about such consequences.

CHANGING THE FACE AMOUNT

You select the Face Amount when you apply for the Policy. After the first Policy Year and while the Policy is in

force, you may change the Face Amount subject to the conditions described below. We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. **Changing the Face Amount may have tax consequences. You should consult a tax adviser before doing so.**

Increasing the Face Amount

- You may increase the Face Amount by submitting an application and providing evidence of insurability satisfactory to us at our Administrative Office.
- The minimum increase is $50,000.
- On the effective date of an increase, and taking the increase into account, the Cash Surrender Value

must be greater than or equal to the Monthly Charges then due.

- An increase will be effective on the Monthly Charge Date on or next following the date we approve the change, provided that the Insured is alive on that date.
- We will not permit an increase in Face Amount if Monthly Charges are then being waived under any Waiver of Monthly Charges Rider attached to the Policy.
- You may not increase the Face Amount on or after the Insured's Attained Age 91. The Insured must be alive on the date we receive your request in order to increase the Face Amount. If the Insured's Attained Age is 76 or older, there are additional signature requirements.
- The total Net Amount at Risk will be affected, which will increase the monthly cost of insurance charges.
- Each increase in Face Amount will have its own Underwriting Class and cost of insurance rates.
- We reserve the right to limit increases in the Face Amount to one increase in any 12-month period.

Decreasing the Face Amount

- You must submit an Acceptable Request to decrease the Face Amount, but you may not decrease the Face Amount below the minimum Face Amount.
- Decreasing the Face Amount will decrease the Death Benefit Proceeds. See "Death Benefit."
- The Insured must be alive on the date we receive your request in order to decrease the Face Amount.
- The minimum decrease is $25,000.
- Any decrease will be effective on the Monthly Charge Date on or next following the date we approve your request.
- To apply the decrease, we will first reduce any increases in the Face Amount you've asked for, starting with the most recent. Then we will reduce the Initial Face Amount.
- A decrease in Face Amount generally will decrease the Net Amount at Risk, which will decrease the cost of insurance charges. For purposes of determining the cost of insurance charge, any decrease will first be used to reduce the most recent increase, then the next most recent increases in succession, and then the Initial Face Amount.
- If a decrease in Face Amount would cause your Policy to be classified as a MEC, we will not process the decrease until you complete an Acceptable Notice with specific instructions to that effect.

SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDERS

You may request to Surrender your Policy for its Cash Surrender Value as calculated at the end of the Business Day when we receive your Acceptable Request, subject to the following conditions:

- The Insured must be alive and the Policy must be in force when you make your request. We may require that you return the Policy.
- The Surrender will take effect and the Policy will terminate on the Business Day we receive your request.
- Once you Surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.
- We ~~generally~~ will pay the Cash Surrender Value to you in a lump sum ~~within 7 days~~ after we receive your Acceptable Request unless you request other arrangements.

A Surrender may have tax consequences. You should consult a tax adviser before Surrendering the Policy. See "Federal Tax Considerations."

PARTIAL WITHDRAWALS

After the first Policy Year, you may make an Acceptable Request to withdraw part of the Cash Surrender Value, subject to the following conditions:

- You must request at least $1,000.
- The maximum partial withdrawal you may take is 90% of your Cash Surrender Value.
- The Insured must be alive and the Policy must be in force when you make your request.
- You can specify the Allocation Option from which to make the partial withdrawal. Otherwise, we will

deduct the amount from the Allocation Options in proportion to the Policy Value attributable to each Allocation Option before the partial withdrawal.

- ~~We reserve the right to restrict you to one withdrawal from any one Allocation Option within a 90-day period.~~
- If Death Benefit Option A or Option C is in effect, we will reduce the Face Amount by the amount of the partial withdrawal. Any decrease in Face Amount due to a partial withdrawal will reduce the Initial Face Amount and any increases in Face Amount you've asked for in proportion to your Face Amount before the partial withdrawal. If a partial withdrawal would cause the Face Amount to be less than the minimum Face Amount, you

may either reduce the amount of the partial withdrawal or Surrender the Policy for its Cash Surrender Value. A partial cash withdrawal will not reduce the Face Amount if Death Benefit Option B is in effect.
- We process partial withdrawals based on Unit values determined at the end of the Business Day when we receive your partial withdrawal request. We will process any partial withdrawal request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.
- We ~~generally~~ will pay a partial withdrawal request ~~after it is processed, but not later than~~within 7 days after the Business Day when we received the request.
- A partial withdrawal can affect the Face Amount, death benefit, and Net Amount at Risk (which is used to calculate the cost of insurance charge).
- If a partial withdrawal would cause the Policy to fail to qualify as life insurance under the Code, you may either reduce the amount of the withdrawal or Surrender the Policy.
- If a partial withdrawal would cause your Policy to be classified as a MEC under the Code, we will not process the partial withdrawal until you complete an Acceptable Notice with specific instructions to that effect.
- There is a withdrawal charge of $20.
- No partial withdrawals may be taken or repaid after a Policy becomes Overloaned. See the section entitled "Riders and Endorsements."

Partial withdrawals may have tax consequences. You should consult a tax adviser before making a partial withdrawal under the Policy. See "Federal Tax Considerations."

TRANSFERS

You may make transfers between and among the Allocation Options. We determine the amount you have available for transfers at the end of the Business Day when we receive your Acceptable Request. The following features apply to transfers under the Policy:
- You must transfer at least $250, or the total value in the Allocation Option you are transferring from, if less.
- The total amount of transfers in any Policy Year from the Fixed Account (except made pursuant to a Dollar Cost Averaging or Automatic Account Rebalancing Program) are limited as follows:
  - Any transfer from the Fixed Account may be delayed up to six months
  - Total transfers from the Fixed Account during any Policy year cannot exceed the greater of:
    - 25% of the current balance in the Fixed Account or
    - the amount transferred from the Fixed Account in the immediately preceding Policy Year.
- We currently do not charge any fees on transfers. However, we reserve the right to deduct a $25 charge for the 13th and each additional transfer during a Policy Year. We will deduct any transfer charge from the balance of the Allocation Option to which the amount is transferred. Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in an Investment Account's investment

policy, or the initial reallocation from the Money Market Account do **not** count as transfers for the purpose of assessing the transfer charge.

- We consider each request to be a single transfer, regardless of the number of Allocation Options involved. If the transfer targets more than one Allocation Option, we'll deduct any transfer charge from all the target Allocation Options in proportion to the amount transferred into each Allocation Option.
- We process transfers based on Unit values determined at the end of the Business Day when we receive your transfer request. We will process any transfer request we receive after the end of a Business Day based on the Unit value determined at the end of the next Business Day.
- If you don't have enough Policy Value in an Investment Account to cover a transfer, we'll transfer the remaining amount in that Allocation Option into the Allocation Option you are transferring to. If you are transferring to more than one Allocation Option, we will transfer the remaining amount into the Allocation Options you are transferring to in proportion to your transfer instructions.

TRANSFER POLICIES ON MARKET TIMING AND FREQUENT TRADING

There are Owners who may try to profit from transferring money back and forth among Allocation Options in an effort to "time" the market or for other reasons. As money is shifted in and out of these Allocation Options, we incur transaction costs and the Portfolios incur expenses for buying and selling securities. These costs are borne by all Owners, including long-term investors who do not generate the costs. In addition, excessive trading can interfere with efficient portfolio management and cause dilution, if traders are able to take advantage of pricing inefficiencies. The risk of pricing inefficiencies can be particularly acute for Portfolios invested primarily in foreign securities. The Policies are not intended for market timing or frequent trading.

To discourage excessive trading activity, and control certain transfer activity, the Company has adopted the following policies and procedures related to the Allocation Options.

- We reserve the right to allow you to make only one transfer from any one Allocation Option to one or more other Allocation Options within a 90-day period. We will count as "one transfer" all transfers effected on the same Business day from any one Allocation Option to one or more other Allocation Options.
- We reserve the right to deduct a $25 charge for the 13th and each additional transfer during a Policy year.
- If we regard transfer activity as disruptive to a Portfolio's efficient portfolio management, based on the timing or amount of the investment or because of a history of excessive trading by the investor, we may limit an Owner's ability to make transfers by telephone, fax or over the Internet.
- We call it a "round trip" when you (i) transfer value into an Allocation Option and then transfer value out of the

Allocation Option or (ii) transfer value out of an Allocation Option and then transfer value back into the Allocation Option within a 90-day period. If you engage in a total of two "round trips" within a 90-day period, we will no longer honor electronic transfers for you (*i.e.*, transfers over the Internet, by telephone, or by fax) for 90 days. With regard to frequent trading, some fund families will suspend all transactions into their funds. Please review the Portfolios' prospectuses for information regarding specific Portfolios.

- We seek to apply our market timing and other transfer policies uniformly to all Owners and not to make exceptions with respect to these policies and procedures. This Policy is not appropriate for excessive trading. You should not invest in a Policy if you want to engage in excessive trading or market timing activity.
- We do not include transfers made pursuant to the dollar cost averaging and automatic account rebalancing programs when applying our Market Timing/Transfer Policies.
- We may modify or terminate this policy and transfer privileges at any time.

Owners seeking to engage in excessive trading may deploy a variety of strategies to avoid detection, and, despite our efforts to discourage excessive trading, there is no guarantee that the Company or its agents will be able to identify all such traders or curtail their trading practices. If we do not identify or curtail excessive traders, there could be dilution in the value of Units held by long-term Owners, increased transaction costs, and interference with the efficient portfolio management of the affected Portfolios.

Additionally, the Portfolios may have their own policies and procedures to deter market timing and excessive trading of their respective shares, which may include, but are not limited to, trading restrictions and prohibitions, and redemption and other fees. While we reserve the right to enforce these policies and procedures, we may not have the contractual authority or the operational capacity to apply them. However, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Policy owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy owners who violate the market timing and excessive trading policies established by the Portfolio. Please see the Portfolios' prospectuses for more information on their market timing and excessive trading policies and procedures.

In addition, some Portfolios may impose redemption fees on short-term trading (*i.e.*, redemptions of fund shares within a certain number of business days after purchase). The Portfolios determine the amount of the redemption charge and the charge is retained by or paid to the Portfolio and not by the Company. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that Portfolio and, therefore, may affect the Investment Account value. We reserve the right to administer and collect any such redemption fees from your Policy Value on behalf of the Portfolios.

DOLLAR COST AVERAGING

You may elect to participate in a dollar cost averaging program by providing us with Acceptable Notice. Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Premium into the Investment Accounts over a period of time by systematically and automatically transferring, on a periodic basis, specified dollar amounts from the Fixed Account or the Money Market Account to any Investment Account(s). This allows you to potentially reduce the risk of investing most of your Premium into the Investment Accounts at a time when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase Units when their value is low as well as when it is high.

You choose whether transfers will be made on a monthly or a quarterly basis. If you don't select a timing basis, we will make monthly transfers. Equal amounts (minimum $100) are automatically transferred from the Fixed Account or the Money Market Account to your designated "target Allocation Options" in the percentages selected. You may have multiple target Allocation Options. If you do not select an Allocation Option from which automatic transfers are to occur, we will use the Money Market Account.

In most states, the first transfer will take place on the first Monthly Charge Date after our receipt of an Acceptable Request. In states that require us to refund payments made during the Right to Cancel Period, the first transfer will be made on the first Monthly Charge Date after the later of the end of the Right to Cancel Period, or our receipt of an Acceptable Request to start the program. When the Monthly Charge Date falls on a day that is not a Business Day, we will allocate Policy Value among the Investment Accounts using Unit values as of the preceding Business Day.

We reserve the right to allow you to start only one dollar cost averaging program in any Policy Year or successive 12 month period. If an automatic account rebalancing program is in effect, a dollar cost averaging program cannot be initiated.

Dollar cost averaging will end if we receive an Acceptable Request to cancel the participation, the value of the Fixed Account or the Money Market Account is insufficient to make the transfer, or the specified number of transfers has been completed. We reserve the right to terminate the dollar cost averaging program.

AUTOMATIC ACCOUNT REBALANCING PROGRAM

You may elect to participate in an automatic account rebalancing program by providing us with Acceptable Notice. Automatic account rebalancing will allow you to maintain your specified allocation mix among the Allocation Options. You direct us to readjust your allocations on a monthly, quarterly, semiannual or annual basis.

Under current administrative practices we allow you to start only one automatic account rebalancing program in any Policy Year or successive 12-month period. If a dollar cost averaging program is in effect, an automatic account rebalancing program cannot be initiated. Automatic account rebalancing will end if we receive an Acceptable Request to cancel your participation. We reserve the right to terminate the automatic account rebalancing program.

LOANS

While the Policy is in force, you may submit an Acceptable Request to borrow money from us using the Policy as the only collateral for the loan. You may increase your risk of Lapse if you take a loan. Once you have a loan outstanding, you may submit additional Acceptable Requests to increase the amount of the loan up to the maximum percentage set forth below. **A loan that is taken from, or secured by, a Policy may have tax consequences. You should consult a tax adviser before taking a loan under the Policy or secured by the Policy. See "Federal Tax Considerations."**

LOAN CONDITIONS:

- The **minimum loan** you may take is $1,000.
- The **maximum loan** you may take, including any existing indebtedness, is 90% of the Policy Value.
- The loan or any subsequent increase to a loan will be effective (*i.e.*, amounts are transferred to the Loan Account and the loan begins to accrue interest) as of the end of the Business Day we receive your request.
- Loans may not be taken in the Right to Cancel Period.
- The Insured must be alive.

To secure the loan, we transfer an amount equal to the loan to the Loan Account as collateral. You may request that we transfer this amount from specific Allocation Options. If you do not specify any particular Allocation Option, we will transfer the loan amount on a pro rata basis from all of your Allocation Options. Such amount will remain in the Loan Account until you repay the Policy loan.

We charge you interest on your loan ("charged interest rate") in arrears at an annual interest rate of 5.00%. Charged interest is due and payable on the earlier of the Policy Anniversary or when the Cash Surrender Value is insufficient to pay the Monthly Charge. At that time, any unpaid interest becomes part of the outstanding loan and accrues interest at the then-current rate. On each Policy Anniversary, we will also transfer on a pro rata basis an amount equal to the unpaid interest to the Loan Account so that the Loan Account will be equal to the Outstanding Loan Amount as of the date on which charged interest is due and payable.

For Policy loans outstanding in Policy Years 1-10, we credit interest on amounts in the Loan Account ("earned interest rate") at an annual interest rate of 4.35%. If a Policy loan is outstanding in Policy Years 11 and thereafter, we will credit interest in the Loan Account at a current annual interest rate of 4.80%. Due to the reduced loan interest spread after Policy Year 10, the tax consequences associated with loans outstanding after that point on a Policy that is not a modified endowment contract are unclear and you should consult a tax adviser about the consequences.

We transfer earned and charged loan interest to or from the Allocation Options (per your instructions or pro rata to or from each of your Allocation Options) and recalculate collateral: (a) when loan interest is paid; (b) when a new loan is made; (c) when a loan repayment is made; (d) on each Policy Anniversary; and (e) when the Cash Surrender Value is insufficient to pay the Monthly Charge. A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.

- You may repay all or part of your Outstanding Loan Amounts at any time while the Insured is alive and the Policy is in force. The minimum Policy loan repayment is $100, or the total Outstanding Loan Amount, if less. Upon each loan repayment, we will transfer from the Loan Account an amount equal to your loan repayment. We will allocate such amount to the Allocation Options in accordance with your instructions, as contained in an Acceptable Notice. If we do not receive specific instructions with respect to a loan repayment, we will allocate such amount in accordance with your current Premium allocation instructions.

- While your loan is outstanding, we will credit all payments you send to us as Premium payments unless you provide Acceptable Notice for the payments to be applied as loan repayments.
- We deduct any Outstanding Loan Amounts from the Policy Value upon Surrender, and from the Death Benefit Proceeds payable on the death of the Insured.
- If your Outstanding Loan Amounts cause the Cash Surrender Value on a Monthly Charge Date to be less than the Monthly Charge due, your Policy will enter a Grace Period, unless your Policy has an Overloan Protection Endorsement in effect and the Outstanding Loan Amounts are less than the Endorsement's overloan limit that may vary by attained age, gender, and underwriting class. See "Policy Lapse and Reinstatement." and "Riders and Endorsements – Overloan Protection Endorsement."
- We normally pay the amount of the loan within 7 days after we receive an Acceptable Request for a loan. We may postpone payment of loans under certain circumstances, such as when the New York Stock Exchange is uncustomarily closed or restricted for trading or the SEC determines that an emergency exists that affects our ability to value or dispose of a Portfolio's shares. Please see the section entitled "Delays in Payments" in the Statement of Additional Information for more information on such deferrals.
- No loans may be taken or repaid after a Policy becomes Overloaned. See the section entitled "Riders and Endorsements."

Effect of Policy Loans. A loan, whether or not repaid, affects the Policy, the Policy Value, the Cash Surrender Value, and the death benefit. The Death Benefit Proceeds and Cash Surrender Value include reductions for the amount of any Outstanding Loan Amounts. As long as a loan is outstanding, we hold an amount as collateral for the loan in the Loan Account. This amount is not affected by the investment performance of the Investment Accounts and may not be credited with the interest rates accruing on the Fixed Account. Amounts transferred from the Investment Accounts to the Loan Account will affect the Policy Value, even if the loan is repaid, because we credit these amounts with an interest rate we declare rather than with a rate of return that reflects the investment performance of the Investment Accounts. Accordingly, the effect of a loan could be favorable or unfavorable, depending on whether the investment performance of the Investment Accounts and the interest credited to the Fixed Account are less than or greater than the interest being credited on the Loan Account while the loan is outstanding. The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.

There are risks involved in taking a loan, including the potential for a Policy to Lapse if projected earnings, taking into account outstanding loans, are not achieved. In addition, if a loan is taken from a Policy that is part of a plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), the loan will be treated as a "prohibited transaction" subject to certain penalties unless additional ERISA requirements are satisfied. **The Owner of such a Policy should seek competent advice before requesting a Policy loan. The lapse of a Policy with loans outstanding may have tax consequences. See "Federal Tax Considerations."**

INTERNET AND TELEPHONE REQUESTS

You can use the TIAA-CREF Web Center's account access feature to check your Allocation Option value and current allocation percentages, and make transfers. You will be asked to enter your contract number and the last four digits of your Social Security number. You will be led through the transaction process and will use reasonable procedures to confirm that instructions given are genuine. All transactions made through the Web Center are electronically recorded. To use the Web Center's account access feature, access the TIAA-CREF Internet home page at www.tiaa-cref.org.

To speak with a customer service representative and make requests related to your Policy or to obtain more information, you can call the Administrative Office at 877-694-0305.

Computer systems may not always be available. Any computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Administrative Office.

You should protect your contract number and Social Security number, because automated transaction options will be available to anyone who provides your contract number and Social Security number. We may not be able to verify that you are the person providing instructions through the Web Center, or that you have authorized any such person to act for you.

We can suspend or terminate your ability to transact by telephone, fax, or over the Internet at any time for any reason.

POLICY LAPSE AND REINSTATEMENT

LAPSE

Your Policy will enter a Grace Period and possibly Lapse when the Cash Surrender Value is not enough to pay the Monthly Charge. If your Policy Lapses, all coverage under the Policy will terminate and you will receive no benefits.

Your Policy will **not** Lapse if you make a payment before the end of the Grace Period that is equal to any unpaid charges plus three current Monthly Charge deductions.

If your Policy enters a Grace Period, we will notify you by mail regarding the necessary payment amount and final payment date to prevent Lapse. If the Insured dies during the Grace Period, we will pay the Death Benefit.

REINSTATEMENT

Unless you have Surrendered your Policy, you may reinstate a Lapsed Policy at any time while the Insured is alive and within 3 years (5 years in Missouri and North Carolina) after the end of the Grace Period (and prior to the Final Policy Date) by submitting all of the following items to us at our Administrative Office:

- An Acceptable Notice requesting reinstatement;
- Evidence of insurability we deem satisfactory;
- Payment or reinstatement of any Outstanding Loan Amounts as of the date of Lapse; and
- Payment of an amount that is sufficient to make your Cash Surrender Value positive, with any unpaid Monthly Charges on the date of Lapse accruing interest at an annual effective rate of 6% from the date of Lapse to the date of reinstatement, plus payment of an amount equal to three current Monthly Charge deductions.

The effective date of reinstatement is the later of the date the application for reinstatement is approved by us or the date we receive the required payment for reinstatement. The reinstated Policy will have the same Policy Date as it had prior to the Lapse. The Policy Value on the date of reinstatement will increase by the amounts paid at reinstatement less any Outstanding Loan Amount repayment, any unpaid Monthly

Charges with interest, and any Premium Tax Charge.

THE COMPANY AND THE FIXED ACCOUNT

TIAA-CREF LIFE INSURANCE COMPANY

We are a stock life insurance company located at 730 Third Avenue, New York, New York 10017-3206.

THE FIXED ACCOUNT

The Fixed Account is part of our general account. We own the assets in the general account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate Investment Accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Fixed Account's assets. We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. We guarantee that the amounts allocated to the Fixed Account will be credited interest daily at a net effective annual interest rate of at least 3%. The principal less charges and deductions is also guaranteed. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Fixed Account value will not share in the investment performance of our general account. We anticipate changing the current interest rate from time to time at our sole discretion. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate. Any amounts in the Fixed Account are subject to our financial strength and claims-paying ability.

We have not registered the Fixed Account with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account.

THE SEPARATE ACCOUNT AND THE PORTFOLIOS

THE SEPARATE ACCOUNT

The Separate Account is established under New York law. We own the assets in the Separate Account and we are obligated to pay all benefits under the Policies. We may use the Separate Account to support other variable life insurance policies we issue. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. This registration does not involve supervision of the management or investment practices or policies of the Separate Account by the Securities and Exchange Commission.

We have divided the Separate Account into Investment Accounts, each of which invests in shares of one Portfolio. The Investment Accounts buy and sell Portfolio shares at net asset value. Any dividends and distributions from a Portfolio are reinvested at net asset value in shares of that Portfolio.

The Separate Account is used to provide values and benefits for the Policy and other similar policies. We own the assets in the Separate Account. The assets in the Separate Account are kept separate from our general account and our other separate accounts. Assets equal to the reserves and contract liabilities of the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer assets, in excess of the reserves and contract liabilities of the Separate Account, to our general account. All income, gains and losses, whether or not realized, of an Investment Account will be credited to or charged against that Investment Account without regard to our other income, gains or losses. The valuation of all assets in the Separate Account will be determined in accordance with all applicable laws and regulations. The Separate Account may include other Investment Accounts that are not available under the Policies and are not discussed in this prospectus.

THE PORTFOLIOS

The Separate Account invests in shares of certain Portfolios through various Investment Accounts. The Portfolios are open-end management investment companies registered with the Securities and Exchange Commission (the "SEC") under the 1940 Act. This registration does not involve supervision of the management or investment practices or policies of the Portfolios by the SEC.

Before investing, carefully read the Portfolios' prospectuses that accompany this prospectus. The Portfolios' prospectuses contain more information on each Portfolio's investment objectives, strategies, limitations, risks, expenses and investment managers.

In addition, the Portfolios' prospectuses may detail additional fees, limitations or restrictions that may be imposed on the Investment Accounts and that we, in turn, may enforce against a Policy. Statements of Additional Information for each Portfolio are available upon request.

Payments from Portfolios

We (and our affiliates) may receive payments, which may be significant, from some or all of the Portfolios, their investment managers, distributors or affiliates thereof. These payments may be used for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the Policy and, in our role as an intermediary, the Portfolios. We (and our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the management fee deducted from Portfolio assets. Policy owners, through their indirect investment in the Portfolios, bear the costs of these management fees (see the Portfolios' prospectuses for more information). The amount of the payments we receive may be based upon a percentage of the Portfolio's assets owned by the Investment Accounts. These percentages differ from Portfolio to Portfolio, and currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies.

percentages differ from Portfolio to Portfolio, and currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies.

Certain service providers to the Portfolios may make payments to reimburse the Company, TPIS and/or their affiliates for the costs of printing and distributing to Owners shareholder reports and other materials relating to the Portfolios.

Some of the Portfolios have adopted distribution plans pursuant to Rule 12b-1 of the 1940 Act. (See "Annual Portfolio Operating Expenses".) Under these plans, we or our affiliates may receive some or all of a Portfolio's 12b-1 fees. These fees currently range up to 0.25% of the average daily assets of certain Portfolios that are attributable to the Policies. These payments are deducted from the assets of the Portfolios; therefore, they decrease the Portfolios' investment return.

Selection of Portfolios

We select the Portfolios based on several criteria, including asset class coverage, the strength of the investment manager's (or sub-adviser's) reputation and record, investment performance and ability to make payments to us as described above. We may, subject to any applicable law, make certain changes to the Investment Accounts offered in your contract. We may offer new Investment Accounts or stop offering existing Investment Accounts. New Investment Accounts may be made available to existing contract owners and Investment Accounts may be closed to new or subsequent Premium Payments, transfers or allocations. In addition, we may also liquidate the shares of any Investment Account, substitute the shares of one Portfolio held by an Investment Account for another and/or merge Investment Accounts or cooperate in a merger of Portfolios. To the extent required by the Investment Company Act of 1940, we may be required to obtain SEC approval or your approval. The Portfolios may also undergo changes, such as changes in investment policies, or reorganizations or liquidations, in which case the Portfolios you choose may have different characteristics or your Policy Value could end up allocated to a different Portfolio. You will be notified about this type of change.

We do not provide any investment advice and do not recommend or endorse any particular Portfolio. You are responsible for choosing your Investment Accounts and your allocations so that they are appropriate for your specific circumstances, including your goals, financial situation and risk tolerance. You should monitor and periodically review your Investment Account selections and allocations to determine if they are still appropriate.

Portfolio Investment Managers, Investment Objectives and Primary Strategies

The following table summarizes each Portfolio's investment objective(s). There is no assurance that any of the Portfolios will achieve its stated objective(s). You can find more detailed information about the Portfolios, including a description of risks and expenses, in the Portfolio prospectuses that accompany this prospectus. You should read these prospectuses carefully.

Portfolio	Investment Manager	Investment Objective/Primary Strategy
TIAA-CREF Life Bond Fund	Teachers Advisors, Inc.	Seeks as favorable a long-term return through income as is consistent with preserving capital, primarily from investment grade fixed-income securities.
TIAA-CREF Life Growth Equity	Teachers Advisors, Inc.	Seeks a favorable long-term

Fund		return, mainly through capital appreciation, primarily from equity securities.
TIAA-CREF Life Growth & Income Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return through both capital appreciation and investment income primarily from income-producing equity securities.
TIAA-CREF Life International Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of foreign issuers.
TIAA-CREF Life Large-Cap Value Fund	Teachers Advisors, Inc.	Seeks a favorable long-term return, mainly through capital appreciation, primarily from equity securities of large domestic companies.
TIAA-CREF Life Money Market Fund	Teachers Advisors, Inc.	Seeks high current income consistent with maintaining liquidity and preserving capital.
TIAA-CREF Life Real Estate Securities Fund	Teachers Advisors, Inc.	Seeks to obtain a favorable long-term total return through both capital appreciation and current income, by investing primarily in equity and fixed-income securities of companies principally engaged in or related to the real estate industry.

Portfolio	Investment Manager	Investment Objective/Primary Strategy
TIAA-CREF Life Small-Cap Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly through capital appreciation, primarily from equity securities of smaller domestic companies.
TIAA-CREF Life Social Choice Equity Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return that reflects the investment performance of the overall U.S. stock market while giving special consideration to certain social criteria.
TIAA-CREF Life Stock Index Fund	Teachers Advisors, Inc.	Seeks a favorable long-term total return, mainly from capital appreciation, by investing primarily in a portfolio of equity securities selected to track the overall U.S. equity markets.
Calamos Growth and Income	Calamos Advisors LLC	Seeks high long-term total

Portfolio		return through growth and current income by investing primarily in a diversified portfolio of convertible, equity and fixed-income securities.
Credit Suisse Trust-Commodity Return Strategy Portfolio	Credit Suisse Asset Management, LLC	Seeks total return by investing in commodity-linked derivative instruments backed by a portfolio of fixed-income securities.
Credit Suisse Trust-Global Small Cap Portfolio	Credit Suisse Asset Management, LLC	Seeks long-term growth of capital by investing in equity securities of small U.S. and foreign companies.
Credit Suisse Trust-Small Cap Core I Portfolio	Credit Suisse Asset Management, LLC	Seeks capital growth by maintaining a diversified portfolio of small-cap U.S. companies.
Delaware VIP Diversified Income Series— Standard Class	Delaware Management Company	Seeks maximum long-term total return consistent with reasonable risk; allocates its investments principally among the following 3 sectors of the fixed income securities markets: the U.S. high-yield sector, the U.S. investment grade sector and the international/emerging markets sector.
Delaware VIP International Value Equity Series— Standard Class	Delaware Management Company	Seeks to provide long-term growth without undue risk to principal; invests primarily in equity securities that provide the potential for capital appreciation.
Delaware VIP Small Cap Value Series— Standard Class	Delaware Management Company	Seeks capital appreciation. Under normal circumstances, at least 80% of the Series net assets will be in investments of smaller capitalization companies, defined as those having a market capitalization generally less than 3.5 times the dollar-weighted median market capitalization of the Russell 2000 Index at the time of purchase. The Series invests in companies, in the manager's opinion, that are priced low relative to their underlying value or future earnings potential.
Franklin Income Securities Fund—Class 1	Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation. The Portfolio normally invests in

		both equity and debt securities. The Portfolio seeks income by investing in corporate, foreign, and U.S. Treasury bonds as well as stocks with dividend yields the Portfolio's manager believes are attractive.
Franklin Small-Mid Cap Growth Securities Fund—Class 1	Franklin Advisers, Inc.	Seeks long-term capital growth. The Portfolio normally invests at least 80% of its net assets in investments of small capitalization companies and mid capitalization companies and normally invests predominantly in equity securities.

Portfolio	Investment Manager	Investment Objective/Primary Strategy
Mutual Shares Securities Fund—Class 1	Franklin Mutual Advisers, LLC	Seeks capital appreciation with income as a secondary goal. The Portfolio normally invests primarily in U.S. and foreign equity securities that the manager believes are undervalued. The Portfolio also invests to a lesser extent in risk arbitrage securities and distressed companies.
Templeton Developing Markets Securities Fund—Class 1	Templeton Asset Management Ltd.	Seeks long-term capital appreciation. The Portfolio normally invests at least 80% of its net assets in emerging market investments and normally invests predominantly in equity securities.
Janus Aspen Forty Portfolio—Institutional Shares	Janus Capital Management LLC	Seeks long-term growth of capital by investing primarily in a core group of 20-40 common stocks selected for their growth potential.
Janus Aspen International Growth Portfolio—Institutional Shares	Janus Capital Management LLC	Seeks long term growth of capital by investing under normal circumstances, at least 80% of its net assets in securities of issuers from countries outside of the U.S. The Portfolio normally invests in securities of issuers from several different countries, excluding the U.S. Although

		the Portfolio intends to invest substantially all of its assets in issuers located outside of the U.S., it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Mid Cap Value Portfolio—Institutional Shares	Janus Capital Management LLC Perkins, Wolf, McDonnell and Company, LLC (sub-adviser)	Seeks capital appreciation by investing primarily in common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Portfolio invests, under normal circumstances, at least 80% of its assets in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap Value Index. The Portfolio focuses on companies that have fallen out of favor with the market or that appear to be temporarily misunderstood by the investment community.
Janus Aspen INTECH Risk-Managed Core Portfolio—Service Shares	Janus Capital Management LLC Enhanced Investment Technologies, LLC ("INTECH") (sub-adviser)	Seeks long-term growth of capital by investing primarily in common stocks from the universe of the Portfolio's benchmark index, which is the S&P 500 Index. Stocks are selected for their potential contribution to the long-term growth of capital utilizing INTECH's mathematical investment process.
Jennison 20/20 Focus Portfolio—Class II	Prudential Investments, LLC Jennison Associates LLC (sub-adviser)	Seeks long-term growth of capital by investing primarily in up to 40 equity securities (which may temporarily range up to 45) of U.S. companies that are selected by the portfolio managers as having strong capital appreciation

| Natural Resources Portfolio—Class II | Prudential Investments, LLC Jennison Associates LLC (sub-adviser) | potential. Seeks long-term growth of capital by investing in common stocks and convertible securities of natural resource companies and in securities that are related to the market value of some natural resource. |

Portfolio	Investment Manager	Investment Objective/Primary Strategy
Value Portfolio—Class II	Prudential Investments, LLC Jennison Associates LLC (sub-adviser)	Seeks capital appreciation by investing primarily in common stocks that are believed to be undervalued—those stocks that are trading below their underlying asset value, cash generating ability, and overall earnings and earnings growth, and that also have identifiable catalysts that may be able to close the gap between the stock price and what is believed to be the true worth of the company.
Legg Mason Partners Variable Aggressive Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Advisors, LLC (sub-advisor) (Formerly Salomon Brothers Asset Management Inc.)	Seeks capital appreciation by investing in common stocks of companies that the manager believes are experiencing, or will experience, growth in earnings that exceeds the average rate of earnings growth of the companies that comprise the S&P 500 Index.
Legg Mason Partners Variable Global High Yield Bond Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC Western Asset Management Company (sub-advisor) (Formerly Salomon Brothers Asset Management Inc.)	Seeks to maximize total return, consistent with the preservation of capital by investing primarily in high yield fixed income securities issued by U.S. and foreign corporations and foreign governments and their agencies and instrumentalities.
Legg Mason Partners Variable Small Cap Growth Portfolio—Class I	Legg Mason Partners Fund Advisor, LLC ClearBridge Advisors, LLC (sub-advisor) (Formerly Salomon Brothers Asset Management Inc.)	Seeks long-term growth of capital by investing at least 80% of assets in equity securities of companies with small market capitalizations and related investments.
MFS Growth Series—Initial Class (Formerly MFS Emerging	Massachusetts Financial Services Company	Seeks capital appreciation. The Investment Advisor

Growth Series)		normally invests the Portfolio's assets primarily in equity securities.
MFS Global Equity Series—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation. The Investment Advisor invests at least 80% of the Portfolio's assets in equity securities.
MFS Investors Growth Stock Series—Initial Class	Massachusetts Financial Services Company	Seeks capital appreciation. The Investment Advisor invests at least 80% of the Portfolio's assets in equity securities.
MFS Utilities Series—Initial Class	Massachusetts Financial Services Company	Seeks total return. The Investment Advisor normally invests at least 80% of the Portfolio's net assets in securities of issuers in the utilities industry.
Neuberger Berman Advisers Management Trust Partners Portfolio—I Class	Neuberger Berman Management Inc. Neuberger Berman, LLC (sub-adviser)	Seeks growth of capital by mainly investing in common stocks of mid- to -large capitalization companies. The Portfolio seeks to reduce risk by diversifying among many companies and industries.
Neuberger Berman Advisers Management Trust Regency Portfolio—I Class	Neuberger Berman Management Inc. Neuberger Berman, LLC (sub-adviser)	Seeks growth of capital by mainly investing in common stocks of mid-capitalization companies, which it defines as those with a total market capitalization within the market capitalization range of the Russell Midcap®Index. The Portfolio seeks to reduce risk by diversifying among many companies, sectors and industries.
PIMCO VIT All Asset Portfolio—Institutional Class	Pacific Investment Management Company LLC Research Affiliates, LLC (sub-adviser)	Seeks maximum real return, consistent with preservation of real capital and prudent investment managements.
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO VIT Real Return Portfolio—Institutional Class	Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Portfolio	Investment Manager	Investment Objective/Primary Strategy
PVC Equity Income Account I—Class 1	Principal Management Corporation Edge Asset Management, Inc. (sub-advisor)	Seeks to provide a relatively high level of current income and long-term growth of income and capital.
PVC MidCap Stock Account—Class 1	Principal Management Corporation Edge Asset Management, Inc. (sub-advisor)	Seeks to provide long-term capital appreciation.
Royce Capital Fund Micro-Cap Portfolio—Investment Class	Royce & Associates, LLC	Seeks long-term growth of capital by investing in a broadly diversified portfolio of equity securities issued by micro-cap companies.
Royce Capital Fund Small-Cap Portfolio—Investment Class	Royce & Associates, LLC	Seeks long-term growth of capital by investing in equity securities issued by small companies.
Wanger International	Columbia Wanger Asset Management, L.P.	Seeks long-term capital appreciation. Under normal market circumstances, the Portfolio invests at least 65% of total assets in foreign countries in developed markets (for example, Japan, Canada and the United Kingdom) or in emerging markets (for example, China, India and Brazil).
Wanger Select	Columbia Wanger Asset Management, L.P.	Seeks long-term capital appreciation. Under normal market circumstances, the Portfolio invests a majority of its net assets in companies with market capitalizations under $20 billion at the time of investment.
Wanger USA	Columbia Wanger Asset Management, L.P.	Seeks long-term capital appreciation. Under normal market circumstances, the Portfolio invests at least 80% of net assets in U.S. companies.

Russell   indexes are trademarks and service marks of the Frank Russell Company.

S&P indexes are registered trademarks of the McGraw-Hill Companies.

Note that the accompanying prospectuses for the Portfolios provide information for other portfolios that are not available through the Policies. When you consult the accompanying prospectuses, you should be careful to refer only to the information regarding the Portfolios listed above.

The Portfolios or their managers have advised us that these Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios that are sold directly to the public, which may have similar or nearly identical names. However, the investment objectives and policies of certain Portfolios available under the Policy may be very similar to the investment objectives and policies of other funds that are or may be managed by the same investment manager. Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios. **There can be no assurance, and we make no representation, that the investment performance of any of the**

Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment manager, the same investment objectives and policies, and/or a very similar or nearly identical name.

   Please read the accompanying prospectuses to obtain more complete information regarding the Portfolios. Keep this prospectus and the Portfolios' prospectuses for future reference.

CHANGES TO THE SEPARATE ACCOUNT

   Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Policy. When required by law, we will obtain approval by you, the SEC, and/or any appropriate regulatory authority. The actions that we may take include:

- deregistering the Separate Account under the 1940 Act;
- operating the Separate Account in any form permitted under the 1940 Act, or in any other form permitted by law;
- taking any action necessary to comply with or obtain and continue any exemptions from the 1940 Act;
- ~~transferring any assets from an Investment Account: (a) into another Investment Account or Allocation Option; or (b) into one or more separate accounts; or (c) into our general account;~~
- adding, combining or removing Investment Accounts in the Separate Account;
- substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or series thereof or any other investment permitted by law;
- changing the way we deduct or collect charges under the Policy, but without increasing the charges unless and to the extent permitted by other provisions of this Policy;

- modifying this Policy as necessary to ensure that it continues to qualify as life insurance under Section 7702 of the Code;
- making any other necessary technical changes in the Policy in order to conform with any action we are permitted to take; and
- adding to, eliminating, or suspending your ability to allocate Net Premiums or transfer the unloaned Policy Value into any Allocation Option.

   We can add new Investment Accounts in the future that would invest in other Portfolios, funds or other investment vehicles. We don't guarantee that the Separate Account, any existing Investment Account, or any Investment Account added in the future will always be available. We reserve the right to add or close Investment Accounts, substitute another Portfolio, fund or other investment vehicle without your consent, or combine Investment Accounts or Portfolios. A substituted Portfolio, fund or investment vehicle may have different fees and expenses. Substitutions and Investment Account closings may be made with respect to existing investments or the investment of future Premiums, or both. However, no substitution will be made without any necessary approval of the SEC. A Portfolio also may discontinue offering its shares to the Investment Accounts. In addition, we reserve the right to make other structural and operational changes affecting the Separate Account and the Policy.

   We will notify you if any of these changes result in a material change in the underlying investments of an Investment Account of the Separate Account to which any part of your Policy Value is allocated. Details of any such change will be filed with any regulatory authority where required and will be subject to any required approval.

   If you object to a material change and a portion of your Policy Value is attributable to the affected Investment Account, then you may transfer that value into:

- another Investment Account; or
- the Fixed Account.

To effect such transfers, we must receive your Acceptable Request at our Administrative Office within 60 days of the postmarked notice of material change. We will not deduct any applicable transfer charge for this transaction.

VOTING PORTFOLIO SHARES

The Separate Account is the legal owner of the shares of the Portfolios offered in connection with your contract. It therefore has the right to vote its shares at any meeting of the Portfolios' shareholders. Generally, open-end investment companies, such as the Portfolios, do not hold annual meetings of shareholders. However, if and when a Portfolio informs us on a timely basis that a shareholder meeting will be held, we will give you the right to instruct us how to vote the shares attributable to your Policy. If we don't receive timely instructions from you, we will vote your shares in the same proportion as the voting instructions received on all outstanding Policies. Please note that the effect of proportional voting is that a small number of Owners may control the outcome of a vote. We may vote the shares of the Portfolios in our own right in some cases, if we determine that we may legally do so.

CHARGES AND DEDUCTIONS

We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume. Charges and deductions allow us to provide you services, but have the effect of reducing your Policy Value and death benefits.

We may waive, reduce, or vary any Policy charges under circumstances in which our expenses are expected to be lower. The amount of the variations and the conditions under which we grant them may change from time to time. These variations generally reflect cost savings over time that we anticipate for Policies sold under certain circumstances, including when Policies are sold to a group or sponsored arrangement.

Services and Benefits We Provide:

- the death benefit, cash, and loan benefits under the Policy;
- Allocation Options, including Premium allocation;
- administration of elective options; and
- the distribution of reports to Owners.

Costs and Expenses We Incur:

- costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any Riders);
- overhead and other expenses for providing services and benefits;
- sales and marketing expenses; and
- other costs of doing business, such as collecting Premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local income, premium, and other taxes and fees.

Risks We Assume:

- that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the Insured dies sooner than we estimate;
- that the cost of providing the services and benefits under the Policies exceed the charges we deduct and
- that our investment returns in the general account will be less than the interest rate credited in the Fixed Account.

PREMIUM TAX CHARGE

Prior to allocation of Premium, we deduct a specific Premium Tax Charge from each Premium to compensate us for certain taxes applicable to the state of contract issue and credit the remaining amount (the Net Premium) according to your allocation instructions. Premium Tax Charges vary from state to state and can range from 0.00% to 3.50%.

to your allocation instructions. Premium Tax Charges vary from state to state and can range from 0.00% to 3.50%.

MONTHLY CHARGE

We deduct a Monthly Charge from the Policy Value on the Policy Date and on each Monthly Charge Date prior to the Final Policy Date to compensate us for underwriting, issue, and administrative expenses and for the Policy's insurance coverage, including Rider benefits, if any. We will make deductions from the Fixed Account, and then, if not available, each Investment Account on a pro rata basis (i.e., in the same proportion that the value in each Investment Account bears to the Cash Surrender Value prior to the deduction). Alternatively, we will make deductions from specific Investment Accounts and/or the Fixed Account based upon your instructions. If an Allocation Option you have specified no longer has any value from which to deduct the Monthly Charge, then we will deduct the Monthly Charge allocated to this Allocation Option pro rata from the other Allocation Options you have specified, unless you provide us with new instructions. If no Allocation Options you have specified have any value, then we will deduct the Monthly Charge from all of your other Allocation Options that still have value on a pro rata basis, unless you provide us with new instructions. Because portions of the Monthly Charge can vary from month to month, the Monthly Charge will also vary.

If the Policy Date is set prior to the Issue Date, a Monthly Charge will accrue on the Policy Date and on each Monthly Charge Date until and including the Issue Date. On the Issue Date, these accrued Monthly Charges will be deducted from the Policy Value. We will then deduct a Monthly Charge from the Policy Value on each Monthly Charge Date thereafter as described above.

The Monthly Charge has three components:

- a monthly policy fee (applicable only to certain Issue Ages);
- the monthly cost of insurance charge; and
- charges for any Riders (as specified in the applicable Rider).

Monthly Policy Fee. We assess a monthly policy fee to compensate us for certain administrative and operating expenses of Policies with younger Issue Ages.

The annualized policy fee of $120 applies for Issue Ages 0–17. In no event will the policy fees imposed exceed this amount. We reserve the right to reduce or waive the policy fee for particular contracts when we anticipate that our administrative and operating expenses will be lower.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for providing the death benefit. We may use part of the monthly cost of insurance charge to recover sales and promotional expenses arising from the issuance of the Policy.

The charge depends on a number of variables (including Issue Age, Underwriting Class, Policy Year, Policy Value, death benefit option, Face Amount, and, in most states, sex) that would cause it to vary from Policy to Policy and from Monthly Charge Date to Monthly Charge Date. See "Riders and Endorsements—Level Cost of Insurance Endorsement."

The cost of insurance charge is equal to:

- the monthly cost of insurance rate; multiplied by
- the Net Amount at Risk for your Policy on the Monthly Charge Date.

The Net Amount at Risk is equal to:

- the death benefit on the Monthly Charge Date divided by 1.00246627; minus
- the Policy Value on the Monthly Charge Date.

The Monthly Charge for any Rider may be calculated either before or after the monthly cost of insurance charge. Any Rider attached to the Policy will specify the order in which we calculate the Monthly Charge for that Rider.

We calculate the cost of insurance charge separately for the Initial Face Amount and for any increase in Face Amount. If we approve an increase in your Policy's Face Amount, then a different Underwriting Class and a different cost of insurance rate may apply to the increase, based on an Insured's circumstances at the time of the increase.

We also calculate the Net Amount at Risk separately for the Initial Face Amount and for any increase in Face Amount. In determining each Net Amount at Risk, we allocate the Policy Value among the Initial Face Amount and any increments of Face Amount in proportion to the total Face Amount. If the death benefit is increased because of the requirements of Section 7702 of the Code, we will allocate such increase among the Initial Face Amount and any increments of Face Amount in proportion to the total Face Amount. The Net Amount at Risk is affected by investment performance, loans, payment of Premiums, policy fees and charges, the death benefit option, partial withdrawals, and changes in Face Amount.

Cost of Insurance Rates. We base the cost of insurance rates on an Insured's Underwriting Class, Issue Age, Face Amount, death benefit option, number of full years insurance has been in force, and, in most states, sex. The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. We reserve the right to change monthly cost of insurance rates; however, these rates will never be greater than the guaranteed cost of insurance rates stated in your Policy. These guaranteed rates are based on the 2001 Commissioners Standard Ordinary Mortality Table, Age Last Birthday, Smoker or Nonsmoker, Male or Female. For Insureds with Issue Ages less than 18, these guaranteed rates are based on the 2001 Commissioners Standard Ordinary Mortality Table for Policies,

Male or Female. Separate scales of the guaranteed maximum cost of insurance rates apply to substandard risk classifications or Policies with flat or temporary extra mortality charges. For Policies issued in states which require "unisex" policies or in conjunction with employee benefit plans, the maximum cost of insurance charge depends only on an Insured's Attained Age, Underwriting Class, Policy Year and a blend of the 2001 Commissioners Standard Ordinary Mortality, Males and Females. Any change in the cost of insurance rates will be on a uniform basis for all Insureds of the same sex, Underwriting Class, Issue Age, Face Amount, death benefit option, and number of full years insurance has been in force.

Underwriting Class. The Underwriting Class of an Insured will affect the cost of insurance rates, as will the incurrence of any flat or temporary extra mortality charges. We currently place Insureds into one of the following classes: preferred plus non-tobacco, preferred non-tobacco, select non-tobacco, or standard tobacco. Insureds can also be placed into one of a number of substandard non-tobacco or substandard tobacco classes. Substandard classes reflect higher mortality risks.

- In an otherwise identical Policy, an Insured in the preferred plus or preferred class will have a lower cost of insurance rate than an Insured in a select class, and an Insured in a select class will have a lower cost of insurance rate than an Insured in a substandard class.
- Juveniles will be classified using a blended standard tobacco and non-tobacco "unismoke" rate. This "unismoke" rate will be in force for the life of the Policy, even once the Insured reaches Attained Age 18.
- Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Underwriting Class.

Charges for Riders. The Monthly Charge includes charges for any supplemental insurance benefits you add to your Policy by Rider.

SURRENDER CHARGES

We do not deduct any Surrender charges if you Surrender the Policy.

PARTIAL WITHDRAWAL CHARGES

We will deduct $20 for a partial withdrawal.

DAILY CHARGES

We deduct daily charges from each Investment Account (but not the Fixed Account) to compensate us for certain mortality and expense risks we assume, and for certain expenses we incur.

The mortality risk is the risk that an Insured will live for a shorter time than we project. The expense risk is the risk that the expenses that we incur will exceed the charges we set in the Policy. Currently, we deduct this mortality and expense charge daily at the following annual rates:

- 0.95% if the value of Units in all Investment Accounts is less than $100,000;
- 0.65% if the value of Units in all Investment Accounts is from $100,000 to $500,000; and
- 0.35% if the value of Units in all Investment Accounts is over $500,000.
- In Policy Years 21 and later, the annual rate is 0.35% regardless of the value of Units in all Investment Accounts.

The annual rate shall be determined for a Policy month by the value of Units in the Investment Accounts as of the previous Monthly Charge Date.

TRANSFER CHARGE

We currently allow you to make 12 transfers among the various Allocation Options and Investment Accounts each Policy Year with no additional charge.

- We may deduct $25 for the 13th and each additional transfer made during a Policy Year to compensate us for the cost of processing these transfers.
- For purposes of assessing the transfer charge, we consider each Acceptable Request to be one transfer, regardless of the number of Allocation Options affected by the transfer.
- We deduct the transfer charge from the Allocation Option to which a transfer was most recently made.
- Transfers due to dollar cost averaging, automatic account rebalancing, loans, or the initial reallocation from the Money Market Account do not count as transfers for the purpose of assessing any transfer charge.

ACCELERATED DEATH BENEFIT FEE

If you qualify for and elect to receive a one-time lump-sum accelerated death benefit payment, ~~we will discount any accelerated death benefit payment~~the benefit you receive equals your selected amount of accelerated death benefit minus unpaid Policy expenses, minus Outstanding Loan Amounts, minus ~~for~~ one year of interest (equal to the yield on a 90-day Treasury bill on the date we approve your application for this benefit) and minus an administrative expense charge not to exceed $200 ~~or the maximum allowed in the state of issue~~. For more information on accelerated death benefits, see "Death Benefit—Accelerated Death Benefit."

LOAN INTEREST CHARGE

We charge you interest in arrears (the "charged interest rate") on a loan at an interest rate of 5%. We also credit interest on amounts in the Loan Account (the "earned interest rate") at a fixed annual earned interest rate of 4.35% for Policy Years 1-10. For Policy Years 11 and thereafter, we will credit interest on amounts in the Loan Account at a current annual earned interest rate of 4.80%.

Due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

PORTFOLIO EXPENSES

Each Investment Account purchases shares of the corresponding Portfolio at net asset value. The Portfolios deduct management fees and other expenses from their assets. The value of the net assets of each Investment Account reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Investment Account invests. Portfolio expenses are paid by each portfolio before TIAA-CREF Life is provided with the Portfolio's net asset value. TIAA-CREF Life then deducts Separate Account charges from the corresponding Investment Account. Portfolio expenses may change periodically. For further information, consult the Portfolios' prospectuses.

ADVISORY FEES

In certain situations, as agreed to between you and a registered investment adviser, Advisory Fees may be deducted each quarter from specified Allocation Options to compensate an adviser for any management of your Policy. The fees may be deducted from the Fixed Account and/or all of the Investment Accounts (except the Loan Account) in proportion to the Policy Value in each Allocation Option (pro rata) or they can be deducted from designated Investment Accounts as specified by you. These fees may be considered withdrawals from the Policy for tax purposes. **Please see "Federal Tax Considerations" below and consult with your personal tax adviser.** These fees will go to individual registered investment advisers who are not affiliated with the Separate Account or the Company. These fees are not the investment advisory fees paid by the underlying Portfolios. No charges will be assessed by us for the withdrawal of these fees and the face amount will not be reduced by the amount of these fees.

FEDERAL TAX CONSIDERATIONS

Introduction. The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. **Counsel or other competent tax advisers should be consulted for more complete information.** This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

Tax Status of the Policy. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code. Although guidance as to how these requirements are to be applied is limited, we believe that the Policy should satisfy the applicable requirements. There is less guidance, however, with respect to Policies issued on a substandard basis (i.e., an Underwriting Class involving higher than standard mortality risk), and there is therefore more uncertainty as to those contracts. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Policies do not give Owners investment control over Separate Account assets. We reserve the right to modify the Policies should such a modification become necessary to prevent an Owner from being treated as the Owner of a pro rata share of the assets in the Separate Account.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

Changes to Comply with the Law. So that your Policy continues to qualify as life insurance under the Code or to avoid having the Policy become a MEC, we reserve the right to limit or refund all or part of your Premium payments. We may refuse to allow you to make partial withdrawals that would cause your Policy to fail to qualify as life insurance under the Code. We also may:

• make changes to your Policy or its Riders; or
• make distributions from your Policy to the degree that we deem necessary to qualify your Policy as life insurance for tax purposes.

If we make any changes of this type, we will make similar changes to all affected Policies.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

In General. We believe that Death Benefit Proceeds under a Policy generally are excludable from the gross income of the Beneficiary for federal income tax purposes. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. **A tax adviser should be consulted as to these consequences.**

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. (The tax consequences associated with keeping a Policy in force after the Insured reaches Attained Age 100 are unclear. **A tax adviser should be consulted about such consequences.**) When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a MEC.

Modified Endowment Contracts (MEC). Under the Internal Revenue Code, certain life insurance contracts are classified as MECs with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to Premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. The Policy will be a MEC if the Premiums we receive are greater than the "seven-pay limit" as determined under Section 7702A of the Code. The "seven-pay limit" means that, during the first seven years of the Policy, the sum of the actual Premiums paid may not exceed the sum of the "seven-pay premiums." Generally, the "seven-pay premium" is the level annual premium, such that if it were paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. See the section entitled "Premiums—Premium Limitations" for an example of how the "seven-pay limit" would work. Under this test, a Policy may or may not be a MEC, depending on the amount of Premiums paid during each of the Policy's first seven years.

Certain changes in a Policy after it is issued could also cause it to be classified as a MEC. For example, a reduction in benefits during the first seven contract years may cause the Policy to be classified as a MEC. Moreover, if there is a "material change" in the Policy's benefits or other terms, the Policy may have to be restated as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary premium. Unnecessary premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. A Policy that is acquired in exchange for a life insurance contract classified as a MEC prior to the exchange will be classified as a MEC. A Policy that is acquired in exchange for a life insurance contract not classified as a MEC prior to the exchange will generally not be classified as a MEC if no Premiums are paid under the Policy during the first seven Policy Years after the exchange. **A current or prospective Owner should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.**

If a Policy becomes a MEC, all distributions during the contract year in which the Policy becomes a MEC will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

Multiple Policies. All MECs that are issued (or that subsequently become a MEC) by us or our affiliates to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

Distributions Other Than Death Benefits From Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

- All distributions other than Death Benefit Proceeds, including distributions upon full or partial Surrenders and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner's investment in the Policy only after all gain has been distributed.
- Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly, as described above.
- A 10% additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has Attained Age $59^{1}/_{2}$ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary.

You should consult a tax adviser to determine if you may be subject to the 10% penalty tax on any distribution or loan that you receive under the Policy.

Distributions Other Than Death Benefits From Policies That Are Not Modified Endowment Contracts. Distributions other than Death Benefit Proceeds from a Policy that is not classified as a MEC are generally treated first as a recovery of the Owner's investment in the Policy and, only after the recovery of all investment in the Policy, as taxable income. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, due to the reduced loan interest spread, the tax consequences associated with loans outstanding after Policy Year 10 are unclear and a tax adviser should be consulted about these consequences.

Finally, distributions and loans from or secured by a Policy that is not a MEC are not subject to the 10% additional income tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free. The amount of charges that pay for the disability waiver of charges rider will reduce the investment in the contract. When a loan is taken out under a Policy that is a MEC, your investment in the Policy is increased by the amount of the loan that is treated as a taxable distribution.

Policy Loans. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is Surrendered, canceled, or allowed to Lapse, the amount of the outstanding indebtedness (plus accrued interest) will be added to the amount distributed and will be taxed accordingly. **Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.**

Withholding. Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

Life Insurance Purchases by Residents of Puerto Rico. Income received by residents of Puerto Rico under a Policy will be U.S.-source income that is generally subject to United States federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. Owners who are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner's country of citizenship or residence. **Prospective purchasers who are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.**

Overloan Protection Endorsement. If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement, you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. **You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.**

Section 1035 Exchanges. Code section 1035 generally provides that no gain or loss shall be recognized by the Owner on the exchange of one life insurance contract for another life insurance contract, an annuity contract or an endowment contract. Contracts subject to tax rules in effect prior to certain legislative changes are likely to be treated as new contracts for purposes of both section 7702, which establishes the tests for whether a contract is a life insurance contract for federal income tax purposes, and section 7702A, which provides the criteria for determining whether a contract is a MEC. **Prospective purchasers wishing to take advantage of section 1035 should consult their tax advisers.**

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. **If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.** Moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Employer-owned Life Insurance Contracts. Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contract. It is the employer's responsibility (i) to verify the eligibility of the intended insureds under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j) and (ii) to satisfy certain annual tax reporting requirements in respect of employer-owned life insurance contracts that are also imposed under the Code. These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. **A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.**

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. **Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.**

Additionally, on July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. **Any affected business contemplating**

the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust, or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. **Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.**

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to this tax.

Estate, Gift and Generation-Skipping Transfer Taxes. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. The Policy would not be includable in the Insured's estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state, and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping, and other taxes.

A tax adviser should be consulted about these consequences.

Foreign Tax Credits. We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift, and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your Beneficiaries under all possible scenarios.

Accelerated Death Benefits. Payments received under the accelerated death benefit will be excludable from the gross income of the recipient if applicable tax law requirements are met. **However, you should consult a qualified tax adviser about the consequences of receiving a payment under this benefit.**

Possible Tax Law Changes. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. **Consult a tax adviser with respect to legislative developments and their effect on the Policy.**

OUR INCOME TAXES

Under current federal income tax law, as a life insurance company we are not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These other taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes. If we charge for such taxes in the future, such charges will be imposed on all affected Policies.

RIDERS AND ENDORSEMENTS

Riders offer supplemental benefits under the Policy. Most Riders are subject to age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued. We deduct any Monthly Charges for Riders from the Policy Value as part of the Monthly Charge.

Riders provide fixed benefits that do not vary with the investment performance of the Separate Account. Riders may not be available in all states. Please contact us for additional information.

Waiver of Monthly Charges Rider. This Rider is available only at issue for Issue Ages 18–60 and at Attained Age 18 for Issue Ages 0–17. This Rider waives the Monthly Charge while the Insured is Totally Disabled, as defined in the Rider, as long as the disability commenced prior to the Insured's Attained Age

65 and has continued for at least six consecutive months without any period of recovery. We impose a charge each month as part of the Monthly Charge. If you select this Rider, we increase the Monthly Charge by a percentage that depends on the Issue Age, Policy Year, and, in most states, sex of the Insured (the charge is higher for females than males). Additional restrictions and charges apply if you have selected this Rider and later increase your Face Amount.

Institutional Charitable Benefit Rider. This Rider provides that an amount equal to 1.00% of the Face Amount of a Policy will be paid to an Eligible Institution of higher learning or a research institution whose primary purpose is pursuing scientific or medical research designated by you upon the death of the Insured. This amount is in addition to the full Death Benefit Proceeds of the Policy and will be paid by us; there will be no deduction from the Death Benefit Proceeds to pay this amount.

The Owner may only elect this Rider before the Issue Date of the Policy. Once the Rider is elected, the Owner may change the designated Eligible Institution of higher learning or research institution by submitting an Acceptable Request. The Owner may terminate this Rider at any time by submitting an Acceptable Request.

There is no charge for this Rider.

The Institutional Charitable Benefit may have tax consequences.

Level Cost of Insurance Endorsement. This optional endorsement levels the cost of insurance ("COI") rates applied to the Policy. If the Owner pays sufficient Premiums, the level COI rates will be guaranteed. This endorsement may be added at Policy issue without any extra evidence of insurability beyond what is required for the Policy. We may offer the endorsement after issue while the Policy is still in force and while there is an available level COI period for the Insured's age, but evidence of insurability may be required at the time of endorsement. The duration of the level COI period will be documented in the endorsement.

Subject to state limitations, the level COI is available only to certain Issue Ages and for certain periods. It will not be available prior to Issue Age 18 and regardless of period, will not be issued past age 75. The level COI rates depend on the level COI period selected; the Face Amount of the Policy; and the gender, age, and Underwriting Class of the Insured.

There are no charges assessed to add this endorsement, and this endorsement does not have any cash value.

While the Owner has paid sufficient Premium into the Policy, the guaranteed maximum COI rates will equal the non-guaranteed level COI rates. While the Owner has not paid sufficient Premium, guaranteed maximum COI rates will be the greater of the non-guaranteed level COI rates and the guaranteed maximum COI rates that would apply under the Policy if the endorsement were not attached. The Premium the Owner needs to pay to guarantee the level COI rates is provided in the endorsement.

The Owner may terminate this endorsement at any time at no additional cost. If the Owner doesn't terminate this endorsement, the endorsement will terminate at the end of the level COI period assuming the Policy continues to stay in force until that time. When this endorsement terminates, both the non-guaranteed and guaranteed COI rates for the Policy will be as if this endorsement had never been attached to the Policy.

Overloan Protection Endorsement. This endorsement guarantees the Policy will not lapse if it ever becomes ~~Overloaned~~overloaned. The Policy becomes ~~Overloaned~~overloaned on the first monthly charge date that all of the following conditions are satisfied.

- The Policy has been in force for at least ten years.
- The attained age of the Insured is at least 65.
- Either the Policy tax test is the Cash Value Accumulation test, or the policy tax basis is zero.
- The outstanding loan divided by the Policy Value exceeds an ~~Overloan~~ overloan ~~Limit~~ limit that may vary by attained age, gender, and underwriting class.

Example: For a $1,000,000 face amount policy with the Overloan Protection Endorsement issued to a male insured age 46 with a preferred underwriting class, the overloan limit in the 20th ~~policy~~ Policy ~~year~~ Year is 97% of Policy Value. If the Outstanding Loan Amount exceeds 97% of the Policy Value on a Monthly Charge Date in ~~year 11~~the 11th Policy Year, and the other ~~rider~~ endorsement conditions are satisfied, the ~~policy~~ Policy will become overloaned on that Monthly Charge Date and the benefits and terms of the endorsement will apply. This example illustrates how the Overloan Protection Endorsement operates and may represent the terms of your Policy.

After the Policy becomes ~~Overloaned~~overloaned, no premiums may be paid, no withdrawals may be taken, no loans may be taken or repaid, and no advisory fees will be deducted. The death benefit will be the minimum death benefit ~~defined in the Policy~~required for your Policy to be in compliance with federal tax law. Please see the section entitled "Death Benefit" for more information on the minimum death benefit. If the Policy tax test is the Guideline Premium Test, no monthly charges will be deducted. If the Policy tax test is the Cash Value Accumulation test, monthly charges will be deducted so the Policy should qualify as life insurance under federal tax law. However, any deductions that cannot be paid from the cash surrender value will not cause the Policy to lapse and will not offset death benefit proceeds.

There is no monthly charge to add this endorsement to the Policy. However, if this Policy changes to Overloaned overloaned status, at that time the Policy Value will be reduced to equal the outstanding loan and moved to a fixed interest account. Policy Value cannot be transferred out of this account and will receive an annual effective crediting rate of 3.00%. Policy loan interest will continue to accrue at the same 3.00% rate.

While this endorsement is attached to the Policy, the maximum loan value of the Policy cannot exceed the Policy Value multiplied by the Overloan overloan Limitlimit.

If you are contemplating the purchase of the Policy with the Overloan Protection Endorsement, you should be aware that the tax consequences of the Overloan Protection Endorsement have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Endorsement causes the Policy to be converted into a fixed Policy. **You should consult a tax adviser as to the tax risks associated with the Overloan Protection Endorsement.**

SALE OF THE POLICY

The Policy is offered continuously by Teachers Personal Investors Services, Inc. ("TPIS"), a subsidiary of TIAA, which is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, or FINRA. TPIS is considered the "principal underwriter" of interests in the Policy. Anyone distributing the Policy must be a registered representative of TPIS or an affiliate of TPIS like TIAA-CREF Individual and Institutional Services, LLC ("Services"), whose main offices are at 730 Third Avenue, New York, New York 10017-3206, or must have entered into an agreement with TPIS or Services to distribute the Policy. Although advisory fees may be paid to unaffiliated advisers in connection with the Policies, no sales commissions are paid in connection with the distribution of the Policies. Although the Company will pay TPIS a fee from its general account assets, this fee will include amounts derived from the Policy's mortality and expense risk charge.

Any issues related to the servicing or administration of the Policy should be directed to the Administrative Office at 877 694-0305. Written customer complaints should be mailed to the Administrative Office.

ADDITIONAL INFORMATION

DELAYS IN PAYMENTS

We usually pay the amounts of any Surrender, partial withdrawal, Death Benefit Proceeds, loan or payments under a payment method within 7 days after we receive all applicable Acceptable Notices, and/or due proofs of death. However, we can postpone these payments if:

- the New York Stock Exchange is closed for trading, other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; *or*
- an emergency exists, as a result of which the Securities and Exchange Commission determines that (A) the disposal of shares in an Investment Account's corresponding Portfolio is not reasonably practicable, or (B) it is not reasonably practicable to fairly determine the value of the net assets of an Investment Account's corresponding Portfolio; *or*
- an Investment Account's corresponding Portfolio otherwise suspends payment or redemption of its shares pursuant to an order of the Securities and Exchange Commission; *or*
- you have submitted a check or draft to our Administrative Office, in which case we have the right to defer payment of Surrenders, partial withdrawals, Death Benefit Proceeds, or payments under a payment method until the check or draft has been honored.

We have the right to defer payment of amounts from the Fixed Account for up to 6 months after receipt of Acceptable Notice, but will not defer a payment from the Fixed Account that is to be applied to pay required Premiums on other policies in force with us. (We pay interest at an annual rate from the effective date of the withdrawal, Surrender or loan if we delay any Fixed Account payment for 30 days or more. This annual rate will be the same rate as the Fixed Account's guaranteed crediting rate. Interest must equal $25 or more before it will accrue or be paid.)

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept a Premium or any request for transfers, partial withdrawals, Surrenders, loans, or Death Benefit Proceeds, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.

STATE VARIATIONS

This prospectus provides a general description of the Policy. Policies issued in your state may provide different features and benefits from, and impose a different cost than, those described in this prospectus. Notwithstanding any state variations, all material rights and obligations under the Policy are described in the prospectus. You should read the Policy carefully for any variations in your state. If you would like to review a copy of the Policy and endorsements, contact our Administrative Office.

PERFORMANCE DATA

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio since its inception. **These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.**

The values we illustrate for death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy, the Separate Account and the Portfolios, presenting separate sets of values based on current and guaranteed charges, but do not deduct charges for any Riders.

LEGAL PROCEEDINGS

None of the Separate Account, the Company nor TPIS, is involved in any legal action or any pending or threatened lawsuits that it believes will have a materially adverse impact on it or on the Separate Account.

FINANCIAL STATEMENTS

Our financial statements and the financial statements for the Separate Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Separate Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

GLOSSARY

Acceptable Notice or Request The notice or request you must deliver to us at our Administrative Office to request or exercise your rights as Owner under the Policy. To be complete, each such notice or request must: (1) be in a form we accept; (2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified (including your Policy number, your full name, the full name of the Insured(s), and your current address); and (3) be received at our Administrative Office.

Administrative Office The office you must contact to exercise any of your rights under the Policy. You should send all payments and requests to: TIAA-CREF Life Insurance Company, Administrative Office, P.O. Box 724508, Atlanta, Georgia, 31139; Telephone: 877 694-0305.

Advisory Fee An amount that is withdrawn from the Policy Value to pay a registered investment adviser who has an agreement with you. This fee is not charged by the Separate Account or the Company and does not refer to any investment advisory fees paid by the Portfolios underlying the Allocation Options. **A withdrawal to pay Advisory Fees (like any other partial withdrawal) may have tax consequences. A tax adviser should be consulted about these consequences.**

Allocation Options The options you can choose from when you're allocating Net Premiums under the Policy. The Allocation Options for the Policy include the Investment Accounts and the Fixed Account.

Attained Age A person's age on the Policy Date, plus the number of full Policy Years completed since the Policy Date. We increase "Attained Age" by one year on each Policy Anniversary.

Beneficiary The person(s) you select to receive the Death Benefit Proceeds from the Policy.

Business Day Any day that the New York Stock Exchange or its successor is open for trading. It usually ends at 4:00 PM Eastern Time or when trading closes on the New York Stock Exchange or its successor, whichever is earlier. If we receive your payment or request after the end of a Business Day, we'll process it as of the end of the next Business Day. Certain restrictions may apply with respect to particular Portfolios.

Cash Surrender Value The amount we pay when you Surrender your Policy. It is equal to the Policy Value less any Outstanding Loan Amount.

Cash Value Accumulation Test One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Code The Internal Revenue Code of 1986, as amended, and its related rules and regulations or its successor statute.

Company (We, Us, Our) TIAA-CREF Life Insurance Company.

Death Benefit Proceeds The amount we pay to your Beneficiaries when we receive satisfactory proof of the death of the Insured. The amount equals the death benefit under the death benefit option you've chosen, minus any Outstanding Loan Amount and any overdue Monthly Charges.

Eligible Institution An eligible institution of higher learning is generally any accredited postsecondary educational institution in the United States offering credit towards a bachelor's degree, an associate's degree, a graduate level or professional degree, or another recognized postsecondary credential, or that is eligible to participate in federal financial aid programs.

Face Amount The dollar amount of insurance selected by the Owner. The Face Amount may be increased or decreased after issue, subject to certain conditions. The Face Amount may be affected by any accelerated death benefit payments, changes in death benefit options, and partial withdrawals. The Face Amount is a factor in determining the death benefit and certain charges.

Final Policy Date The date the Insured reaches Attained Age 121. After the Final Policy Date, the death

benefit will equal the Policy Value, we will not accept any additional Premiums, and we will not deduct Monthly Charges.

Fixed Account An Allocation Option supported by our general account. Policy Value allocated to the Fixed Account earns at least 3% annual interest.

Grace Period The period after which a Policy will Lapse if you do not make a sufficient payment. The Grace Period is ~~generally~~ 61 days.

Guideline Premium Test One of the two alternative tests under the Code to analyze whether a Policy qualifies as a life insurance contract that is eligible for special tax treatment under the Code.

Initial Face Amount The Face Amount on the Issue Date.

Insured The person whose life is insured by the Policy.

Investment Accounts Each Investment Account is a sub-account of the Separate Account and invests its assets in shares of a corresponding Portfolio.

Issue Age An Insured's age as of his or her last birthday on or prior to the Policy Date.

Issue Date The date on which the Policy is issued at our Administrative Office. This date is used to measure suicide and contestable periods.

Lapse When your Policy terminates without value after a Grace Period. You may reinstate a Lapsed Policy, subject to certain conditions.

Loan Account The account within our general account to which we transfer Policy Value from the Allocation Options as collateral when you take out a Policy loan.

MEC A Modified Endowment Contract, which is a special kind of life insurance policy as defined under the Code. A MEC doesn't receive the same tax advantages as other life insurance policies.

Monthly Charge This is the monthly amount we deduct from the Policy Value on each Monthly Charge Date. The Monthly Charge includes the policy fee, cost of insurance charge and charges for any Riders.

Monthly Charge Date The day we deduct the Monthly Charge from your Policy Value. It's the same date of each calendar month as the Policy Date, or it's the last day of the month if that comes first.

Net Amount at Risk The Net Amount at Risk is equal to the death benefit on the Monthly Charge Date divided by 1.00246627; minus the Policy Value on the Monthly Charge Date.

Net Premium The portion of a Premium payment allocated to the Allocation Options. It equals the Premium less the Premium Tax Charge.

Outstanding Loan Amount The amount in the Loan Account plus any unpaid and accrued interest you owe.

Owner (You, Your) The person or entity with an interest or title to the Policy.

Policy A legal life insurance contract between the Owner and TIAA-CREF Life Insurance Company.

Policy Anniversary The same date of each calendar year as the Policy Date. If the Policy Date is February 29th and the current calendar year is not a leap year, the Policy Anniversary will be February 28th.

Policy Date The effective date of the Policy as set forth in the Policy. The Policy Date is used to determine Monthly Charge Dates and Policy Years. The Policy Date is generally the same as the Issue Date but, subject to state approval, may be another date agreed upon by us and the proposed owner.

Policy Value The sum of your Policy's values in the Investment Accounts, the Fixed Account, and the Loan Account.

Policy Year A year that starts on the Policy Date or on a Policy Anniversary.

Portfolio An investment company that is registered with the Securities and Exchange Commission in which an Investment Account is invested. The Policy allows you to indirectly invest in series of investment companies that are listed on the front page of this prospectus.

Premiums All payments you make under the Policy other than repayments of Outstanding Loan Amounts.

Premium Tax Charge A charge deducted from each Premium payment to reimburse us for state premium tax costs. This Premium Tax Charge is based on the state of issue and will remain fixed throughout the life of your Policy.

Rider An amendment, addition, benefit or endorsement to the Policy that changes the terms of the Policy by: (1) expanding Policy benefits; (2) restricting Policy benefits; or (3) excluding certain conditions from the Policy's coverage. A Rider that is added to the Policy becomes part of the Policy.

Right to Cancel Period The period shown on your Policy's cover page during which you may examine and return the Policy to us at our Administrative Office and receive a refund. The length of the Right to Cancel Period varies by state.

Separate Account TIAA-CREF Life Separate Account, VLI-1. The Separate Account is divided into Investment Accounts, each of which invests in shares of a corresponding Portfolio.

Surrender To cancel the Policy by Acceptable Request from the Owner or the Owner's assignee and return the Policy to us at our Administrative Office.

Totally Disabled Under the Waiver of Monthly Charges Rider: During the first two years of the disability, Totally Disabled means, due to sickness or bodily injury, the person insured by the Policy can't carry out substantially all of the duties of the regular job or occupation he or she was trained for at the time the disability began. After two years of being disabled, Totally Disabled means, due to sickness or bodily injury, the person insured by the Policy can't carry out substantially all of any job that he or she is reasonably qualified for based on education, training or experience.

Underwriting Class A class we assign to the person insured by the policy and use to calculate cost of insurance charges. Classes are based on health, tobacco use, and other non-medical factors. The classes are: preferred plus non-tobacco, preferred non-tobacco, select non-tobacco, and standard tobacco. There are also various substandard non-tobacco and substandard tobacco classes. These classes may include any flat or temporary extra mortality charges.

Unit A unit of measure used to calculate the amount of Policy Value in any Investment Account.

Table of Contents for the Statement of Additional Information



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To learn more about the Policy, you should read the Statement of Additional Information (“SAI”) dated the same date as this prospectus. The SAI contains more detailed information about the Policy than is contained in this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of the prospectus. The table of contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefit Proceeds, Cash Surrender Values, and Policy Values, or to request other information about the Policy, please call or write to us at our Administrative Office 877 694-0305.

The SAI has been filed with the SEC. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about the Policy and us. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Room 1580, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
202 551-5850.

Investment Company Act of 1940
Registration File No. 811-10393





STATEMENT OF ADDITIONAL INFORMATION

INTELLIGENT LIFE

FLEXIBLE PREMIUM INDIVIDUAL VARIABLE UNIVERSAL LIFE INSURANCE POLICY

TIAA-CREF Life Separate Account VLI-1

TIAA-CREF Life Insurance Company

MAY 1, 2009[KR2]

This Statement of Additional Information ("SAI") contains additional information regarding Intelligent Life—a flexible premium variable universal life insurance policy (the "Policy") offered by TIAA-CREF Life Insurance Company (the "Company" or "TIAA-CREF Life"). We issue the Policy on a single life basis. This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2008 and the prospectuses for the mutual funds that serve as Allocation Options for the Policy. You may obtain a copy of these prospectuses by writing us at: TIAA-CREF Life Insurance Company, P.O. Box 724508 Atlanta, GA 31139 or calling us toll-free at 877 694-0305. Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.



Table of Contents for the Statement of Additional Information

ADDITIONAL POLICY INFORMATION

THE POLICY

The Policy, application(s), Policy schedule pages, and any Riders are the entire contract. Only statements made in the applications can be used to void the Policy or to deny a claim. We assume that all statements in an application are true to the best knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties. We rely on those statements when we issue or change a Policy. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

OUR RIGHT TO CONTEST THE POLICY

In issuing the Policy, we rely on all statements made by or for you and/or an Insured in the application or in a supplemental application. Therefore, we may contest the validity of the Policy based on material misstatements made in the application (or any supplemental application).

However, we will not contest the Policy after the Policy has been in force during the lifetime of the Insured for 2 years from the Issue Date, except for nonpayment of Premium. Likewise, we will not contest any Policy change that requires evidence of insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the lifetime of the Insured for 2 years. However, if we issue the Policy as a result of a conversion option from term insurance, we will measure the contestable period from the Issue Date of the term policy.

If your Policy Lapses and we reinstate it, we have the right to contest the validity of your Policy for two years from the date that it was reinstated. Once your reinstated Policy has been in force for two years from the reinstatement date during the lifetime of the Insured, we generally lose the right to contest its validity.

If you change the Death Benefit Option from A to B or C, we may contest the amount of any increase in the death benefit due to such change after such change has been in force during the lifetime of the Insured for 2 years from the date the change takes effect. If the Face Amount has been increased subject to evidence of insurability, we will not contest such increase after it has been in force during the lifetime of the Insured for 2 years from the date the increase takes effect. If we successfully contest a change from Death Benefit Option A to B or C or an increase in Face Amount subject to evidence of insurability, the death benefit will be what would have been payable had such change or increase not taken effect. We will refund to your Policy Value any additional cost of insurance, Policy fee, and rider charges associated with such increase or change.

POLICY COST FACTORS

We may change monthly cost of insurance rates, policy fees, Premium Tax Charges, mortality and expense risk charges, and any Rider charges. Any change will be determined in accordance with the procedures and standards on file with the insurance department of the state in which this Policy is delivered. Any changes in Policy cost factors will be based on changes in future expectations for (1) mortality; (2) expenses; (3) persistency; (4) investment earnings; (5) federal taxes; and (6) state or local taxes.

Changes in Policy cost factors will be determined prospectively, will not occur because of a change in an Insured's health or occupation, and will not be made to recoup any prior losses. We will not change Policy cost factors more frequently than once a month. We will review the Policy for a class of Insureds to determine whether an adjustment in Policy cost factors should be made at least once a year for interest and at least once every five Policy Years for other Policy cost factors.

ADDITIONAL OWNERSHIP RIGHTS

You, as the owner, may exercise certain rights under the Policy, including the following:

Selecting and Changing the Beneficiary

- You designate the Beneficiary (the person to receive the Death Benefit Proceeds when the Insured dies) in the application.
- There are two Beneficiary classes—primary and contingent. You may designate more than one Beneficiary in a class. If

you designate more than one primary Beneficiary, then each primary Beneficiary that survives the Insured shares equally in any Death Benefit Proceeds unless you instruct us otherwise in an Acceptable Notice.
- If no primary Beneficiaries survive the Insured, then all those named as contingent Beneficiaries who are still alive will receive an equal portion of the Death Benefit Proceeds, unless you instruct us otherwise in an Acceptable Notice.
- If there is not a designated Beneficiary surviving at the death of the Insured, we will pay the Death Benefit Proceeds in a lump sum to you, if living, or to your estate.
- You may also designate a Beneficiary as revocable or irrevocable. The consent of any irrevocable Beneficiary is needed to exercise any Policy rights except changing the amount or timing of Premiums, reinstating the Policy, changing Premium allocations, and transferring among Allocation Options.

- You can change a revocable Beneficiary by providing us with Acceptable Notice while an Insured is alive.
- The change in revocable beneficiary is effective as of the date you complete an Acceptable Notice, regardless of whether the Insured is alive when we receive the notice.
- We are not liable for any payment or other actions we take based on existing Beneficiary designations before we receive your Acceptable Notice.
- A Beneficiary generally may not pledge, commute, or otherwise encumber or alienate payments under the Policy before they are due.

Changing the Owner

- You may change the Owner by providing an Acceptable Notice to us at any time while the Insured is alive. If you change the Owner, your ownership rights terminate and the new Owner will be entitled to all rights available under the Policy.
- The change in Owner is effective as of the date you complete an Acceptable Notice, regardless of whether the Insured is alive when we receive the request.
- We are not liable for any payment or other actions we take before we receive your Acceptable Notice.
- Changing the Owner does not automatically change the Beneficiary or the Insured(s).
- Changing the Owner may have tax consequences. You should consult a tax adviser before changing the Owner.

Assigning the Policy

- You may assign Policy rights while an Insured is alive by submitting an Acceptable Notice to us. You retain any ownership rights that are not assigned.
- An absolute assignment of the Policy will cause the assignee to become the Owner. A collateral assignment will not cause a change of ownership. However, your interests and the interests of any Beneficiary or other person will be subject to any collateral assignment.
- Assignments are subject to any outstanding policy loan.
- We are not:
  - bound by any assignment unless we receive an Acceptable Notice of the assignment;
  - responsible for the validity of any assignment or determining the extent of an assignee's interest; or
  - liable for any payment we make before we receive Acceptable Notice of the assignment.
- Assigning the Policy may have tax consequences. You should consult a tax adviser before assigning the Policy.

ADDITIONAL INFORMATION ON DOLLAR COST AVERAGING

You also decide how many scheduled transfers to make from the Fixed Account or Money Market Account to one or more Investment Accounts (although we may require a minimum number of transfers to participate in the program). If you don't determine the number of transfers, transfers will be made until there is no Policy Value remaining in the Fixed Account or Money Market Account. We won't charge you for any transfers made under the dollar cost averaging program. We reserve the right to only allow you to start one dollar cost averaging program in any Policy Year.

You will receive confirmations of transfers made under the dollar cost averaging program. You are responsible for reviewing the confirmations to verify that the transfers are being made as requested. There is no additional charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing any transfer fee.

We may modify, suspend, or discontinue the dollar cost averaging program at any time, which may include specifying a minimum number of transfers you will need to specify in order to a participate in the program. We will give you at least 30 days' notice if we discontinue the program.

SUICIDE EXCLUSION

If an Insured commits suicide within 2 years of the Issue Date, the Policy will terminate and our liability will be limited to an amount equal to the Premiums paid, less any Outstanding Loan Amounts, and less any partial withdrawals previously paid. However, if the Policy is issued as a result of a conversion option from term insurance, the suicide period will be measured from the Issue Date of the term policy.

If an Insured commits suicide within 2 years from the effective date of any increase in Face Amount for which evidence of insurability had been provided, or within 2 years from the effective date of a Death Benefit Option change, the Policy will terminate and our liability will be limited to the death benefit that would have been payable had the increase or change not taken effect. We will also refund to your Policy Value any additional cost of insurance, Policy fee, and Rider charges associated with such increase or change.

MISSTATEMENT OF AGE OR SEX

If an Insured's age or, in most states, sex was stated incorrectly in the application and we discover such misstatement after the death of the Insured, the amount of death benefit will be that which would be purchased by the most recent deduction

for the cost of insurance charge at the correct age or sex. The amount of death benefit for any Riders will be that which would be purchased by the most recent deduction for Rider charges at the correct age or sex. However, in most states, if we discover such misstatement while the Insured is living, we will retroactively adjust the Policy Value to reflect the Monthly Charges that should have been made for the correct age or sex of the Insured.

CHANGING YOUR DEATH BENEFIT OPTION

You can change your death benefit option starting from your first Policy anniversary while your Policy is in force. Here's how it works:

- You must send us an Acceptable Request to make such a change.
- The change will become effective either on the date we approve it, if that date is a Monthly Charge date, or on the first Monthly Charge date that follows the date we approve the change. We'll make the change before we deduct the Monthly Charge.
- We won't allow a change if the Monthly Charges are being waived under a Waiver of Monthly Charges Rider.
- We will not allow any change in death benefit option that prevents the Policy from qualifying as life insurance under federal tax law.
- We may restrict any changes from or to Option C.
- If a change in death benefit option would cause your Policy to be classified as a modified endowment contract, we will not process the change until you tell us to in a form satisfactory to us.
- We'll send you a Policy endorsement after we make the change.

If you change from Option A to Option B or Option C:

Here's what you need to know about changing from Option A to Option B or Option C:

- The Insured must be alive.
- We may require evidence of insurability.

Before the change, the Face Amount of the Policy can't be less than the minimum death benefit.

- After the change, the Face Amount can't be less than the minimum Face Amount shown in Section 1 of the Policy.
- We'll decrease the Face Amount by the Policy Value, if to Option B, or accumulated Premiums paid, if to Option C, so that your death benefit is approximately the same on the date of the change.
- We'll decrease the Face Amount on the effective date of the change. To do this, we'll first reduce any increases in the Face Amount you've asked us for, starting with the most recent requested increase. Then, we'll reduce the initial Face Amount.

If you change from Option B or Option C to Option A:

Here's what you need to know about changing from Option B or Option C to Option A:

- The Insured must be alive and you must give us satisfactory evidence of insurability.

- We'll increase the Face Amount by the Policy Value, if from Option B, or accumulated Premiums paid, if from Option C, so that your death benefit is approximately the same on the date of the change.
- We'll increase the Face Amount on the effective date of the change. The underwriting class for the increase will be the same as it is for the most recent increase you requested. If you haven't requested an increase, then it will be the same as it is for the Initial Face Amount.

  If you change from Option B to Option C or Option C to Option B:

  Here's what you need to know about changing from Option B to Option C or Option C to Option B:
- The Insured must be alive and you must give us satisfactory evidence of insurability.
- We'll adjust the Face Amount by the difference in Policy Value and accumulated Premiums paid so that your death benefit is approximately the same on the date of the change. A change from Option B to Option C will adjust the Face Amount by accumulated Premiums paid less Policy Value. A change from Option C to Option B will adjust the Face Amount by Policy Value less accumulated Premiums paid.
- We'll adjust the Face Amount on the effective date of the change. The underwriting class for any increase will be the same as it is for the most recent increase you requested. If you haven't requested an increase, then it will be the same as it is for the Initial Face Amount. Any decrease in the Face Amount will also be on the effective date of the change. To do this, we'll first reduce any increases in the Face Amount you've requested, starting with the most recent. Then, we'll reduce the Initial Face Amount.

PAYMENT OF POLICY BENEFITS

Death Benefit Proceeds. Death Benefit Proceeds will ordinarily be paid to the Beneficiary within 7 days after we receive satisfactory proof of the death of the Insured and all other requirements are satisfied, including receipt by us at our Administrative Office of all required documents. We determine the amount of a payment from the Separate Account as of the date of death. If you don't choose a payment method, your Beneficiary can choose one when he or she files a claim after the death of the Insured. If Death Benefit Proceeds are paid in a single sum, we pay interest from the date of death to the date of payment or as required by applicable state law.

Payment Methods. You can choose for your beneficiaries to receive the death benefit proceeds in a lump sum or in monthly payments. If you don't choose a payment method, your beneficiary can choose one when he or she makes a claim.

DELAYS IN PAYMENTS

We usually pay the amounts of any Surrender, partial withdrawal, Death Benefit Proceeds, loan or payments under a payment method within 7 days after we receive all applicable Acceptable Notices, and/or due proofs of death. However, we can postpone these payments if:
- the New York Stock Exchange is closed for trading, other than customary weekend and holiday closing, or trading on

- the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; *or*
- an emergency exists, as a result of which the Securities and Exchange Commission determines that (A) the disposal of shares in an Investment Account's corresponding Portfolio is not reasonably practicable, or (B) it is not reasonably practicable to fairly determine the value of the net assets of an Investment Account's corresponding Portfolio; *or*
- an Investment Account's corresponding Portfolio otherwise suspends payment or redemption of its shares pursuant to an order of the Securities and Exchange Commission; *or*
- you have submitted a check or draft to our Administrative Office, in which case we have the right to defer payment of Surrenders, partial withdrawals, Death Benefit Proceeds, or payments under a payment method until the check or draft has been honored.

~~We have the right to defer payment of amounts from the Fixed Account for up to 6 months after receipt of Acceptable Notice, but will not defer a payment from the Fixed Account that is to be applied to pay required Premiums on other policies in force with us. (We pay interest at an annual rate from the effective date of the withdrawal, Surrender or loan if we delay any Fixed Account payment for 30 days or more. This annual rate will be the same rate as the Fixed Account's guaranteed crediting rate. Interest must equal $25 or more before it will accrue or be paid.)~~

~~Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept a Premium or any request for transfers, partial withdrawals, Surrenders, loans, or Death Benefit Proceeds, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Policy to government regulators.~~

POLICY TERMINATION

Your Policy will terminate on the earliest of:

- the end of the Grace Period without a sufficient payment;
- the date the Insured dies;
- the effective date of the exchange of this Policy for a paid-up life insurance policy;
- the date this Policy is exchanged for another life insurance or annuity policy; or
- the date you Surrender the Policy.

ADDITIONAL INFORMATION ON SALES OF THE POLICIES

Teachers Personal Investors Services Inc. ("TPIS") is responsible for distributing the Policies pursuant to a distribution agreement with us. TPIS may be considered the "principal underwriter" of interests in the Policy. TPIS, a Delaware corporation, is located at 730 Third Avenue, New York, New York 10017-3206. TPIS is a subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"). TPIS is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of FINRA.

We offer the Policies to the public on a continuous basis through TPIS. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

TPIS and/or TIAA-CREF Individual & Institutional Services, LLC ("Services"), an affiliate of TPIS, offers the Policies through their sales representatives. Sales representatives must be registered representatives of TPIS and/or Services or another entity that has entered into a selling agreement with TPIS or Services, be licensed as insurance agents and be appointed by us. No sales commissions are paid in connection with the distribution of the Policies. However, registered investment advisers that are unaffiliated with the Separate Account, TPIS, Services and the Company may charge an advisory fee to clients purchasing a Policy. Additionally, we pay TPIS a fee from our general account assets for sales of the Policies. Because we only began selling the Policies in 2006, we did not make any payments to TPIS during fiscal year 2005 for distribution of the Policies. During fiscal year 2007, we paid TPIS $39,410.83, and during fiscal year 2006 we paid TPIS $8,328. TPIS paid this amount to Services pursuant to a selling agreement between the two broker-dealers. We intend to recoup payments made to TPIS through fees and charges imposed under the Policy.

ILLUSTRATIONS

We may provide illustrations for death benefit, Policy Value, and Cash Surrender Value based on hypothetical rates of return that are not guaranteed. The illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your rates of return and insurance charges may be higher or lower than these illustrations. The actual return on your Policy Value will depend on factors such as the amounts you allocate to particular Allocation Options, the amounts deducted for the Policy's Monthly Charges, the underlying Portfolios' expense ratios, and your Policy loan and partial withdrawal history.

Before you purchase the Policy and upon request thereafter, we will provide illustrations of future benefits under the Policy based upon the proposed Insured's age and Underwriting Class, the death benefit option, Face Amount, planned Premiums, and Riders requested. We reserve the right to charge a reasonable fee for this service to persons who request more than one Policy illustration during a Policy Year.

PERFORMANCE DATA

In order to demonstrate how the actual investment performance of the Portfolios could have affected the death benefit, Policy Value, and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment performance of each Portfolio or corresponding Investment Account since its inception. **These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated and are not indicative of future performance.**

The values we illustrate for death benefit, Policy Value, and Cash Surrender Value take into account all applicable charges and deductions from the Policy (current and guaranteed), the

Separate Account, and the Portfolios. We have not deducted charges for any Riders. These charges would lower the performance figures significantly if reflected.

During extended periods of low interest rates, the yields of any Investment Account investing in a money market Portfolio may also become extremely low and possibly negative, particularly after the deduction of Policy and Separate Account charges.

From time to time, we may advertise yields, effective yields, and total returns for the Investment Accounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the Investment Accounts in comparison to certain performance rankings and indices. Effective yields and total returns for an Investment Account are based on the investment performance of the corresponding Portfolio. Portfolio expenses influence Portfolio performance.

In advertising and sales literature, the performance of each Investment Account may be compared to the performance of other variable life insurance issuers in general or to the performance of particular types of variable life insurance investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Investment Accounts. Lipper Analytical Services, Inc. ("Lipper") and Variable Annuity Research Data Service ("VARDS") are independent services that monitor and rank the performance of variable life insurance issuers in major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper and VARDS each rank these issues on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives. In addition to Lipper and VARDS, we also may rely on other third-party independent services to provide similar information.

Advertising and sales literature for the Policies may also compare the performance of the Investment Accounts to the Standard & Poor's Composite Index of 500 Common Stocks, the Morgan Stanley EAFE[®] Index, the Russell 1000[®] Index, the Russell 2000[®] Index, and the Dow Jones Indices, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

Advertising and sales literature for the Policies may also contain information on the effect of tax deferred compounding on Investment Account investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison of various points in time of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis. All income and capital gains derived from Investment Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the Portfolio's investment experience is positive.

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. Average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio in which an Investment Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

You also should refer to your personalized illustrations that illustrate variations of the death benefit, Policy Values, and Cash Surrender Values under your Policy.

TOTAL RETURNS

The total return of an Investment Account refers to return quotations assuming an investment under a Policy has been held in the Investment Account for various periods of time including, but not limited to, a period measured from the date the Investment Account commenced operations. For periods prior to the date an Investment Account commenced operations, performance information for Policies funded by that Investment Account may also be calculated based on the performance of the corresponding Portfolio and the assumption that the Investment Account was in existence for the same periods as those indicated for the Portfolio, with the current level of Policy charges. The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the value of that investment (reflecting only Common Charges, as described below) as of the last day of each of the periods for which total return quotations are provided. The ending date for each period for which total return quotations are provided will normally be for the most recent calendar quarter, considering the type and media of the communication and will be stated in the communication. Average annual total return information shows the average percentage change in the value of an investment in the Investment Account from the beginning date of the measuring period to the end of that period.

Until an Investment Account has been in operation for 10 years, we will include quotes of average annual total return for the period measured from the Investment Account's inception. When an Investment Account has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed. Average annual total return for the Investment Accounts may include information for the period before any Policies were registered under the Securities Act of 1933, from the inception of the Investment Accounts, with the level of Policy charges currently in effect.

Average annual total returns reflect total underlying Portfolio expenses and certain Policy fees and charges assumed to apply to all Policy owners, including the mortality and expense risk charge ("Common Charges"). However, charges such as the monthly cost of insurance charge and policy fee (which are based on factors, such as sex, Issue Age, Underwriting Class, Policy Year, Policy Value, death benefit option, Face Amount, and which therefore vary with each Policy) ("Non-Common

Charges") are not reflected in average annual total returns, nor is the Premium Tax Charge. **If Non-Common Charges were deducted, performance would be significantly lower.**

Because of the charges and deductions imposed under a Policy, performance data for the Investment Accounts will be lower than performance data for their corresponding Portfolios. The performance of an Investment Account will be affected by expense reimbursements and fee waivers applicable to their corresponding Portfolios. Without these reimbursements and waivers, performance would be lower. Each of the Portfolios has provided all performance information, including the Portfolio total value information used to calculate the total returns of the Investment Accounts for periods prior to the inception of the Investment Accounts.

Performance for any given past period is not an indication or representation of future performance. The performance of each Investment Account will fluctuate on a daily basis.

ADDITIONAL INFORMATION

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983. Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date. In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances. The Policies, other than Policies issued in states that require "unisex" policies (currently Montana), are based upon actuarial tables that distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy.

REPORTS TO OWNERS

At least once each year, we will send you a report showing the following information as of the end of the report period:

- the current Policy Value
- the current Face Amount
- the current Cash Surrender Value
- the current Death Benefit Proceeds
- the current Outstanding Loan Amounts
- the current interest rates applicable to the Fixed Account and Loan Account
- any activity since the last report (e.g., Premiums paid, partial withdrawals, charges and deductions)
- any other information required by law.

We currently send these reports within 45 days of each Policy Anniversary. In addition, we may send you a quarterly statement and will send you confirmation statements reflecting the status of the Policy following certain transactions, including the transfer of amounts from one Allocation Option to another, the taking of a loan, the repayment of a loan, a partial withdrawal, and the payment of any Premiums. Scheduled transactions such as monthly charges will not generate a confirmation but will be reported on your periodic statements.

We can prepare a similar report for you at other times for a reasonable fee. We may limit the scope and frequency of these requested reports. We will also send you annual and semi-annual reports containing the financial statements of each Portfolio in which you are invested through an Investment Account.

SAFEKEEPING OF ACCOUNT ASSETS

We hold the Separate Account's assets physically segregated and apart from the general account. We maintain records of all purchases and sales of Portfolio shares by each of the Investment Accounts.

RECORDS

We will maintain all records relating to the Separate Account and the Fixed Account at the company's offices, 730 Third Avenue, New York, New York 10017.

LEGAL MATTERS

All matters of applicable state and federal law pertaining to the contracts, including TIAA-CREF Life's right to issue the contracts, have been passed upon by Meredith Kornreich, General Counsel of TIAA-CREF Life.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The statements of assets and liabilities of TIAA-CREF Life Separate Account VLI-1 as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of TIAA-CREF Life as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in this Statement of Additional Information, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION ABOUT THE COMPANY

We are a stock life insurance company incorporated under the laws of the State of New York on November 20, 1996. We are a wholly owned subsidiary of TIAA.

TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund ("CREF"), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952.

Together, TIAA and CREF, serving approximately 3.3 million people, form the principal retirement system for the nation's education and research communities and one of the largest retirement systems in the world, based on assets under management. Neither TIAA nor CREF stands behind our guarantees with respect to the Policies.

We have a financial support agreement with TIAA. Under this agreement, TIAA will provide support so that we will have the greater of (a) capital and surplus of $250 million, (b) the amount of capital and surplus necessary to maintain our capital and surplus at a level not less than 150% of the NAIC Risk Based Capital model or (c) such other amount as necessary to maintain our financial strength rating at least the same as TIAA's rating at all times. This agreement is not an evidence of indebtedness or an obligation or liability of TIAA and does not provide any of our contract owners with recourse to TIAA.

We are subject to regulation by the New York State Insurance Department ("NYID"), as well as by the insurance departments of all other states and jurisdictions in which we do business. We established the Separate Account to support the Investment Accounts under the Policy and under other variable life insurance policies we may issue. Our general account supports the Fixed Account and the Loan Account under the Policy. We are engaged in the business of issuing life insurance policies and annuity contracts, and we are currently licensed to do business in 50 states and the District of Columbia.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business. To the extent required, we have filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT

We established the TIAA-CREF Life Separate Account VLI-1 as a separate investment account under New York law on May 23, 2001. It is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. As part of the Company, the Separate Account is also subject to regulation by the NYID and the insurance departments of some other jurisdictions in which the Policy is offered.

MANAGEMENT-RELATED SERVICE CONTRACTS

Pursuant to an administrative service agreement with our parent company, TIAA, McCamish Systems LLC, a Georgia Limited Liability Company, provides product administration to TIAA-CREF Life. We also have an agreement with State Street Bank and Trust Company, a trust company established under the laws of the Commonwealth of Massachusetts, to perform investment accounting and recordkeeping functions for the investment securities, other non-cash investment properties, and/or monies in the Separate Account of TIAA-CREF Life. TIAA-CREF Life on behalf of the Separate Account has entered an agreement whereby JPMorgan will provide certain custodial settlement and other associated services to the Separate Account.

POTENTIAL CONFLICTS OF INTEREST

In addition to the Separate Account, the Portfolios may sell shares to other separate accounts of the Company to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Portfolios simultaneously.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, DC 20549.

FINANCIAL STATEMENTS

The Company's audited financial statements and those of the Separate Account follow.

The Company's financial statements should be considered only as bearing upon our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

INDEX TO FINANCIAL STATEMENTS

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1
Audited Financial Statements
For the Fiscal Year Ended December 31, 2008:

[FINANCIAL INFORMATION TO BE INCLUDED IN A FOLLOW-UP POST-EFFECTIVE AMENDMENT PRIOR TO THE PROPOSED MAY 1, 2009 EFFECTIVE DATE OF THIS AMENDMENT]

PART C: OTHER INFORMATION

Item 26. *Exhibits*

(a) Board of Directors Resolution.

Resolution of the Board of Directors of TIAA-CREF Life Insurance Company establishing TIAA-CREF Life Separate Account VLI-1 (1)

(b) Custodian Agreements.

(1) Form of Domestic Custody Agreement between TIAA-CREF Life Insurance Company on behalf of TIAA-CREF Life Separate Account VLI-1 and JPMorgan Chase Bank, N.A.(9)

(c) Underwriting Contracts.

   (1) Form of Distribution Agreement by and among TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc. (2)

(d) Contracts.

   (1) (a) Flexible Premium Variable Universal Life Insurance Policy (2)

       (b) Automatic Increase Rider (2)

       (c) Four Year Level Term Insurance Rider (2)

       (d) Guaranteed Minimum Death Benefit Rider (2)

       (e) Waiver of Monthly Charges Rider (2)

       (f) Aviation Limitation Endorsement (2)

   (2) (a) Last Survivor Flexible Premium Variable Universal Life Insurance Policy (2)

       (b) Last Survivor Automatic Increase Rider (2)

       (c) Last Survivor Four-year Level Term Insurance Rider (2)

       (d) Last Survivor Guaranteed Minimum Death Benefit Rider (2)

       (e) Last Survivor Policy Split Option (2)

       (f) Last Survivor Single Life Level Term Insurance Rider (2)

       (g) Last Survivor Aviation Limitation Endorsement (2)

   (3) (a) Form of Intelligent Life Flexible Premium Variable Universal Life Insurance Policy (5)

       (b) Waiver of Monthly Charges Rider (for Intelligent Life Policy) (5)

       (c) Level Cost of Insurance Endorsement (for Intelligent Life Policy) (5)

       (d) Policy Change Endorsement (for Intelligent Life Policy) (5)

       (e) Institutional Charitable Benefit Rider (for Intelligent Life Policy) (9)

       (f) Amended Form of Intelligent Life Flexible Premium Variable Universal Life Insurance Policy (9)

       (g) Overloan Protection Endorsement (for Intelligent Life Policy) (10)

(e) Applications.

   (1) Form of Application (2)

   (2) Form of Application for Intelligent Life Policy (5)

(f) Depositor's Certificate of Incorporation and By-Laws.

   (1) Charter of TIAA-CREF Life Insurance Company (2)

   (2) By-laws of TIAA-CREF Life Insurance Company (2)

(g) Reinsurance Contracts.

   (1) Reinsurance Agreement effective March 1, 2006 between Swiss Re Life & Health America Inc. and TIAA-CREF Life Insurance Company. (8)

   (2) Reinsurance Agreement effective March 1, 2006 between Munich American Reassurance Company and TIAA-CREF Life Insurance Company. (8)

(h) Participation Agreements.

   (1) Form of Participation/Distribution Agreement with TIAA-CREF Life Funds. (2)

   (2) Amendment to Participation and Distribution Agreement by and among TIAA-CREF Life, TIAA-

CREF Life on behalf of the Registrant, and Teachers Personal Investors Services, Inc., dated as of October 19, 2004. (4)

(3) Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Institutional Shares. (5)

(4) Form of Participation Agreement between TIAA-CREF Life and Janus Aspen Series with respect to Service Shares. (5)

(5) Form of Participation Agreement among TIAA-CREF Life, Calamos Advisors Trust, Calamos Advisors LLC, and Calamos Financial Services LLC with respect to Institutional Shares. (5)

(6) Form of Participation Agreement among TIAA-CREF Life, Credit Suisse Trust, Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Securities, Inc. (5)

(7) Form of Participation Agreement among TIAA-CREF Life, Teachers Personal Investors Services, Inc., Franklin Templeton Variable Insurance Products Trust, and Franklin/Templeton Distributors, Inc. (5)

(8) Form of Participation Agreement among TIAA-CREF Life, MFS Variable Insurance Trust, and Massachusetts Financial Services Company. (5)

(9) Form of Participation Agreement among TIAA-CREF Life, Neuberger Berman Advisers Management Trust, and Neuberger Berman Management Inc. (5)

(10)Form of Participation Agreement among TIAA-CREF Life, PIMCO Variable Insurance Trust, and Allianz Global Investors Services Credit Suisse Asset Management, LLC, and Credit Suisse Asset Management Distributors LLC. (5)

(11)Form of Participation Agreement among TIAA-CREF Life, Royce & Associates, LLC, and Royce Capital Fund. (5)

(12)Form of Participation Agreement among TIAA-CREF Life, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. (5)

(13)Form of Participation Agreement among TIAA-CREF Life, Salomon Brothers Variable Series Fund Inc., and Legg Mason Investor Services, LLC. (5)

(14)Form of Participation Agreement among TIAA-CREF Life, Greenwich Street Series Fund, and Legg Mason Investor Services, LLC. (5)

(15)Form of Participation Agreement among TIAA-CREF Life, Columbia Wanger Asset Management, LLP, Columbia Management Distributors, Inc., and Wanger Advisors Trust. (5)

(16)Form of Participation Agreement among TIAA-CREF Life, WM Variable Trust, and WM Funds Distributor, Inc. (5)

(17)Form of Participation Agreement among TIAA-CREF Life, The Prudential Series Fund, Prudential Investments LLC, and Prudential Investment Management Services LLC. (5)

(18)Amendment to Participation and Distribution Agreement among TIAA-CREF Life Insurance Company, TIAA-CREF Life Funds, and Teachers Personal Investors Services, Inc., dated as of September 15, 2005. (7)

(19)Form of Participation Agreement between Principal Variable Contracts Fund, Inc., Principal Funds Distributor Inc. and TIAA Life Insurance Company. (8)

(20)Form of Amendment to Fund Participation Agreement between Calamos Financial Services LLC and TIAA-CREF Life Insurance Company. (8)

(21)Form of Amendment to Fund Participation Agreement by and between Delaware VIP Trust, Delaware Management Company, Delaware Distributors, L.P. and TIAA-CREF Life Insurance Company. (8)

(22)Form of Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company and TIAA-

CREF Life Insurance Company. (8)

(23) Form of Amendment to Participation Agreement by and among Legg Mason Investors Services, LLC, Legg Partners Variable Equity Trust, and TIAA-CREF Life Insurance Company and TIAA-CREF Life Insurance Company. (8)

(24) Form of Amendment to Participation Agreement by and among Credit Suisse Trust, Credit Suisse Asset Management LLC, and Credit Suisse Asset Management Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(25) Form of Fund/SERV and Networking Supplement to Participation Agreement by and among MFS Variable Insurance Trust and Massachusetts Financial Services Company. (8)

(26) Form of Shareholder Information Agreement between Credit Suisse Asset Management Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(27) Form of Shareholder Information Agreement between Delaware Service Company, Inc. Securities, Inc. and TIAA-CREF Life Insurance Company. (8)

(28) Form of Shareholder Information Agreement between Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company. (8)

(29) Form of Shareholder Information Agreement between Prudential Investment Management Services LLC and TIAA-CREF Life Insurance Company. (8)

(30) Form of Shareholder Information Agreement between Royce Fund Services, Inc. and TIAA-CREF. (8)

(31) Form of Shareholder Information Agreement between Teachers Personal Investors Services, Inc. and TIAA-CREF Life Insurance Company. (6)

(32) Form of Shareholder Information Agreement between MFS Fund Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(33) Form of Shareholder Information Agreement between Allianz Global Investors Distributors LLC and TIAA-CREF Life Insurance Company. (8)

(34) Form Shareholder Information Agreement between Franklin Templeton Franklin/Templeton Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(35) Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company. (8)

(36) Form of Amendment to Administrative Services Agreement by and among Legg Mason Investors Services, LLC and TIAA-CREF Life Insurance Company. (8)

(37) Form of Distribution and Administrative Service Agreement between Neuberger Management Inc and TIAA-CREF Life Insurance Company. (8)

(38) Form of Administrative Services Agreement between Columbia Management Distributors, Inc. and TIAA-CREF Life Insurance Company. (8)

(39) Form of Administrative Services Agreement between Credit Suisse Asset Management, LLC and TIAA-CREF Life Insurance Company. (8)

(40) Form of Administrative Services Agreement by and between Franklin Templeton Services, LLC, and TIAA-CREF Life Insurance Company. (8)

(41) Form of Administrative Services Agreement between Legg Mason Investor Services, LLC and TIAA-CREF Life Insurance Company. (8)

(42) Form of Administrative Services Agreement between Janus Capital Management LLC and TIAA-CREF Life Insurance Company. (8)

(43) Form of Distribution and Shareholder Services Agreement between Janus Distributors LLC and TIAA-CREF Life Insurance Company. (8)

(44) Form of Indemnification Agreement Between Massachusetts Financial Services Company and TIAA-CREF Life Insurance Company. (8)

(45) Form of AMT Distribution and Administrative Services Agreement between Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company. (8)

(i) Administrative Contracts.

(1) Form of Administrative Services Agreement by and between McCamish Systems, LLC and Teachers Insurance and Annuity Association of America. (9)
(2) Form of Investment Accounting Agreement by and between State Street Bank and Trust Company and Teachers Insurance and Annuity Association of America and TIAA-CREF Life Insurance Company on behalf of the Separate Account. (9)

(j) Other Material Contracts. Not Applicable.

(k) Legal Opinion.
Opinion and Consent of Meredith Kornreich, Esq. as to the legality of the securities being registered*

(l) Actuarial Opinion. Not Applicable.

(m) Calculation. Not Applicable.

(n) Other Opinions.
(1) Written Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm [To be included by Post-Effective Amendment prior to the intended effective date of this Registration.]

(o) Omitted Financial Statements. Not Applicable.

(p) Initial Capital Agreements. Not Applicable.

(q) Redeemability Exemption.
(1) Description of Issuance, Transfer and Redemption Procedures For Individual and Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life (2)
(2) Description of Issuance, Transfer and Redemption Procedures For Intelligent Life Individual Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life (8)
(3) Amended and Restated Description of Issuance, Transfer, and Redemption Procedures for Individual and Last Survivor Flexible Premium Variable Universal Life Insurance Policies Issued by TIAA-CREF Life Insurance Company (7)

(r) Powers of Attorney* (10)

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(1) Incorporated by reference to the initial filing of the Registration Statement on Form S-6, filed June 1, 2001 (File No. 333-62162).
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed January 31, 2002 (File No. 333-62162).
(3) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed April 30, 2003 (File Nos. 333-62162 and 811-10393).
(4) Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-6, filed May 3, 2005 (File Nos. 333-62162 and 811-10393).
(5) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed March 9, 2006, (File Nos. 333-128699 and 811-10393).
(6) Incorporated by reference to Post-Effective Amendment No. 7 on the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, filed on May 1, 2007 (File No. 333-46414 and 811-08963).

---

(7) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed May 1, 2006 (File Nos. 333-128699 and 811-10393).

(8) Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, filed on May 2, 2007 (File Nos. 333-128699 and 811-10393).

(9) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, filed on May 1, 2008 (File Nos 333-128699 and 811-10393).

(10)   Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, filed on January 23, 2009 (File Nos 333-128699 and 811-10393).

*   Filed Herewith

Item 27. *Directors and Officers of the Depositor*

Name and Principal Business Address*	Position and Offices with Depositor
Eric T. Jones	Director, Chairman, President & Chief Executive Officer
Elizabeth D. Black	Director
Sanjeev Handa	Director
Nancy Heller	Director
Patrick Kennedy	Director
Harry I. Klaristenfeld	Director, Vice President & Chief Actuary
Matthew Kurzweil	Director
Lisa Mancini	Director, Vice President & Chief Underwriter
Steve Maynard	Director, Vice President & Director Business Administration and Policy Owner Services
Peter F. Murphy III	Director
Russell Noles	Director
Douglas Rothermich	Director
Wayne Williams	Director & Vice President, Market and Channel Integration
Linda Dougherty	Vice President & Chief Financial Officer
Jeffrey S. Goldin	Illustration Actuary
Robert Hopkins	Assistant Secretary
Meredith Kornreich	General Counsel
Marjorie Pierre-Merrit	Secretary
Stephen Steinberg	Vice President & Actuary
Wayne Smiley	Chief Compliance Officer
John Wesley	Vice President & Director, After-Tax Annuities

* The principal business address for each officer and director is 730 Third Avenue, New York, New York 10017-3206

Item 28. *Persons Controlled by or Under Common Control With the Depositor or Registrant*

TIAA-CREF Life Insurance Company, the depositor, is a direct wholly owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). The following companies are subsidiaries of TIAA and are included in the consolidated financial statements of TIAA.

All Teachers Insurance and Annuity Association of America subsidiary companies are Delaware corporations, except as indicated.



Seven persons serve as members of TIAA Board of Overseers and as members of CREF. (1)
TIAA BOARD OF OVERSEERS
A not-for-profit, non stock, New York membership corporation organized by Special Act (C. 880) of the N.Y. Legislature in 1937 to hold the outstanding shares of TIAA's nonproprietary capital stock. Name changed from Trustees of T.I.A.A. Stock on November 17, 1989 (2)
TIAA-CREF LPHC, LLC (23)
Subsidiaries (23)
TIAA Realty Capital Management, LLC (6)
Investment Subsidiaries (4)
Teachers Insurance and Annuity Association of America (TIAA)
A non-profit New York legal reserve life insurance company, the purpose of which is to aid and strengthen non-profit-making and non-proprietary institutions and their staff members through pension and insurance products and related services. (3)
ACTIVE EXTENSION FUND I, LLC* and ACTIVE EXTENSION FUND II – Global Opportunities, LLC* (22)
TIAA-CREF Investment Management, LLC* (7)
Separate Real Estate Account Subsidiaries (5)
TIAA-CREF Individual & Institutional Services, LLC* (8)
TIAA-CREF Enterprises, Inc.* (11)
TIAA-CREF Redwood, LLC* (20)
TIAA Global Markets, Inc.* (9)
TIAA-CREF Life Insurance Company* (14)
Teachers Personal Investors Services, Inc.* (13)
Kaspick & Company, LLC*(21)
TIAA Realty, Inc.* (10)
Teachers Advisors, Inc.* (12)
TCT Holdings, Inc.* (16)
TIAA-CREF Insurance Agency, LLC* (18)
TIAA-CREF Tuition Financing, Inc.* (15)
TIAA-CREF Trust Company, FSB* (17)
TCAM Core Property Fund GP LLC (19)
Subsidiaries (19)

(1) TIAA Board of Overseers is a not-for-profit corporation.

(2) TIAA's non-profit capital stock, constituting all of its authorized shares of stock, was originally issued to the Carnegie Corporation of New York. The shares were transferred to Trustees of T.I.A.A. Stock, renamed TIAA Board of Overseers, immediately after the enactment of the cited legislation.

(3) The TIAA Board of Overseers elects TIAA's trustees.

(4) The following corporations and limited liability companies ("LLCs") were organized by TIAA to hold real estate, mortgage, and securities investments for the General Account and may no longer hold any assets. All issued and outstanding stock of the corporations, trusts, and memberships in the LLCs are owned, directly or indirectly, by TIAA. Unless otherwise indicated, these Domestic entities are Delaware entities:

DOMESTIC

485 Properties, LLC*
730 Texas Forest Holdings, Inc.*
Bethesda ARC, LLC
Bethesda HARC, LLC
Ceres Agricultural Properties, LLC*
CTG&P, LLC
DAN Properties, Inc.
Demeter Agricultural Properties, LLC
Demeter Agricultural Properties II, LLC
JV Georgia One, Inc.
JWL Properties, Inc.
Liberty Place Retail, Inc. (a Pennsylvania corporation)
ND La Jolla, LLC
ND Properties, Inc.*
ND-T Street, LLC
Normandale Center LLC
Port Northwest IV Corporation
Premiere Agricultural Properties, LLC
Premiere Columbia Properties, LLC
Premiere Farm Properties, LLC
Renewable Timber Resources, LLC
Savannah Teachers Properties, Inc.
T-C Cypress Park West LLC
T-C Duke Street LLC
T-C King Street Station LLC
T-C Roosevelt Square LLC
T-C SMA 1, LLC
T-C SMA 2, LLC
T-C Sports Co., Inc.*
T-C Stonecrest LLC

T-Investment Properties Corp.
T-Land Corp.
T-Pointe, LLC
TCPC Associates, LLC
Teachers Boca Properties II, Inc.
Teachers Concourse, LLC*
Teachers Mayflower, LLC
Teachers Michigan Properties, Inc.
Teachers Pennsylvania Realty, Inc. (a Pennsylvania corporation)
Teachers West, LLC
TIAA 485 Boca 54 LLC
TIAA 485 Clarendon, LLC
TIAA Canada Retail Business Trust
   (a Pennsylvania business trust)
TIAA CMBS I, LLC*
TIAA European Funding Trust*
TIAA Franklin Square, LLC*
TIAA Gemini Office, LLC
TIAA Global Public Investments, LLC
TIAA Lakepointe, LLC
TIAA Park Evanston, Inc.
TIAA Private Equity Alpha, LLC*
TIAA Realty, Inc.
TIAA SF One, LLC
TIAA Stafford Harrison LLC
TIAA The Reserve II Member, LLC
TIAA Timberlands I, LLC*
TIAA Timberlands II, LLC*
TIAA Union Place Phase I LLC
TIAA-CREF Global Investments LLC
TIAA-CREF International Investments Limited (a Jersey Channel Islands company)*
WRC Properties, Inc.*

INTERNATIONAL

36 rue La Fayette (Luxembourg) ....
154 Rue de l'Universite SARL (France)...
622534 N.B. Ltd. (New Brunswick) ....

SAS Roosevelt (France)
Servin EURL (France)
Servin Holding SARL (France)

INTERNATIONAL

Bruyeres I SAS (France)...	SNC Amarante (France)
Bruyeres II SAS (France)..	SNC La Defense (France)
Business Port S.r.l. (Italy)	SNC Lazulli (France)
Courcelles 70 SAS (France)...	SNC Peridot (France)
Des Brateaux SARL (France)	SNC Roosevelt (France)
Erlangen Arcaden GmbH & Co. KG (Germany)...........................	Thiers LaFayette (France)
LaFayette Lux 1 S.a.r.l. (Luxembourg)..	TIAA Lux 2 (Luxembourg)
LaFayette Lux 2 S.a.r.l. (Luxembourg)..	TIAA Lux 4 (Luxembourg)
Les Harbouts II Immobilier SARL (France)	TIAA Lux 5 S.a.r.l.*(Luxembourg)
Les Horbouts II SARL (France)...	TIAA Lux 6 S.a.r.l. (Luxembourg)
Les Horbouts SARL (France)	TIAA Lux 7 S.a.r.l (Luxembourg)
	TIAA Lux 8 S.a.r.l. (Luxembourg)
	TIAA Lux 9 S.a.r.l. (Luxembourg)
Mansilla Participacoes Ltda (Brazil)	TIAA Lux 10 S.a.r.l. (Luxembourg)
	TIAA-CREF Asset Management UK Limited (England)
MegaPark Holding B.V. (Netherlands)	Triarche I SAS (France)
	Triarche II SAS (France)
MSCAN Limited Partnership (Manitoba)......................................	Villabe SAS (France)

ND Europe S.a.r.l.* (Luxembourg)

Norte Shopping – Centre Commercial S.A. (Portugal)
Norte Shopping Retail & Leisure Centre BV* (Netherlands)..........
Olympe EURL (France)..
Olympe Holding SARL (France)...

Provence 110 (France)

REA Europe SARL (Luxembourg)

REA Lux 1 SARL (Luxembourg)
Rue de I'Universite 154 SAS (France) ....
SAS La Defense (France) ....
SAS Malachite (France)...

(5)   Subsidiaries of the Separate Real Estate Account:

Bisys Crossings I, LLC; Light Street Partners Ballston, Inc.; Light Street Partners LLP, Seneca Industrial Holdings, LLC, T-C 701 Brickell LLC, T-C Four Oaks Place LLC, T-C Legacy at Westwood LLC, T-C Preston Sherry Plaza LLC, T-C Regents Court LLC, T-C The Caruth LLC, T-C The Colorado LLC, Teachers Belvidere Properties, LLC; Teachers REA, LLC; Teachers REA II, LLC; Teachers REA III, LLC; TIAA Florida Mall, LLC; TIAA Miami International Mall, LLC; TIAA West Town Mall, LLC; TIAA-CREF Global Separate Real Estate Company LLC, TREA 10 Schalks Crossing Road, LLC; TREA 1401 H, LLC; TREA Broadlands, LLC; TREA Florida Retail, LLC, TREA GA Reserve, LLC; TREA Pacific Plaza, LLC; TREA Retail Fund-K, LLC; TREA Retail Property Portfolio 2006, LLC; TREA Weston, LLC; TREA Wilshire Rodeo, LLC.

(6)   TIAA-CREF Investment Management, LLC is a registered investment advisor, which provides investment management services for College Retirement Equities Fund.

(7)   TIAA-CREF Individual & Institutional Services, LLC is a registered broker-dealer and investment advisor, which provides distribution and administration services for College Retirement Equities Fund.

(8)   TIAA Global Markets, Inc. was formed to issue debt instruments.

(9)   TIAA-CREF Enterprises, Inc. is organized for the purpose of holding the stock of Teachers Advisors, Inc., Teachers Personal Investors Services, Inc., TIAA-CREF Tuition Financing, Inc., and TCAM Core Property Fund GP LLC.

(10)   Teachers Advisors, Inc. is a registered investment advisor organized for the purpose of providing investment advice and management services to the TIAA Separate Account VA-1, the TIAA-CREF Institutional Mutual Funds and the TIAA-CREF Life Funds.

(11)   Teachers Personal Investors Services, Inc. is a registered broker-dealer organized for the purpose of providing distribution and administrative services for the TIAA Separate Account VA-1, the TIAA-CREF Institutional Mutual Funds and the TIAA-CREF Life Funds.

(12)   TIAA-CREF Life Insurance Company is a New York State insurance subsidiary of TIAA, whose stock is owned by TIAA and which holds the sole member interest in TIAA-CREF Insurance Agency, LLC.

(13)   TIAA-CREF Tuition Financing, Inc. is organized to administer and provide advice to tuition savings and prepaid plans.

(14)   TCT Holdings, Inc. is organized for the purpose of holding the stock of a federal savings bank.

(15)   TIAA-CREF Trust Company, FSB is a federally chartered savings bank.

(16)   TIAA-CREF Insurance Agency, LLC is a licensed insurance agency offering insurance services and products.

(17)   TCAM Core Property Fund GP LLC was established to act as the general partner of TIAA-CREF Asset Management Core Property Fund, LP, which owns an interest in TCAM Core Property Fund REIT LLC, which in turn owns the membership interests in TCAM Core Property Fund Operating GP LLC.

(18)   TIAA-CREF Redwood, LLC was established for the purpose of owning the membership interest in Kaspick & Company, LLC.

(19)   Kaspick & Company, LLC provides administrative and investment management services to planned giving programs of non-profit institutions and also provides administrative services to charitable institutions that issue gift annuities.

(20)   Active Extension Fund I, LLC, Active Extension Fund II-Global Opportunities, LLC and Active Extension Fund III, LLC were organized to engage in investment strategies.

(21)   TIAA-CREF LPHC, LLC, was organized to hold the membership interests in TIAA-CREF USREF I GP, LLC,TCAM SVREF I GP, LLC and TCAM DOF GP LLC. TIAA-CREF USREF I GP, LLC was established to act as the general partner of TIAA-CREF U.S. Real Estate Fund I, L.P. and hold the membership interests in TIAA-CREF USREF I A.S. LLC. TIAA-CREF U.S. Real Estate Fund I, L.P.* will initially hold the membership interests in TIAA-CREF USREF I REIT, LLC. In addition, it will own either directly or indirectly real estate or real estate related investments and has registered its public offering of limited partnership interests with the Securities and Exchange Commission. TCAM SVREF I GP, LLC was organized to hold the membership interests in TCAM SVREF I A.S., LLC and to act as the general partner of TIAA-CREF Asset Management Strategic Value Real Estate Fund I, LP, a closed-end private investment fund which will primarily invest in value added real estate investments.TIAA-CREF Asset Management Strategic Value Real Estate Fund I, LP will hold the memberships interests in TCAM SVREF I Properties, LLC and TCAM SVREF I REIT, LLC. TCAM DOF GP LLC was established to act as the general partner of TIAA-CREF Asset

Management Distressed Opportunities Fund, L.P., a closed-end private investment fund which will primarily invest in pooled investment vehicles with distressed debt or distressed equity strategies.

(22)   TIAA-CREF International Holdings LLC, was organized to act as the holding company for TIAA-CREF Asset Management UK Limited, which was organized to conduct global real estate activities.

(23) Oleum Holding Company, Inc. was organized to own the shares of a Canadian entity.

TIAA
General Account Investment and Insurance Subsidiaries:

	% owned by TIAA/ Subsidiary
(T1) 485 Properties, LLC	100%
(T2)Bethesda ARC, LLC	100%
(T3)Bethesda HARC, LLC	100%
(T2)DAN Properties, Inc.	100%
(T2)JV Georgia One, Inc.	100%
(T2)JWL Properties, Inc.	100%
(T2)Liberty Place Retail, Inc.	100%
(T2)Normandale Center LLC	100%
(T2)Port Northwest IV Corporation	100%
(T2)Savannah Teachers Properties, Inc.	100%
(T2)T-Investment Properties Corp.	100%
(T2)T-Land Corp.	100%
(T2)T-C Duke Street LLC	100%
(T2)Teachers Pennsylvania Realty, Inc.	100%
(T2)TIAA 485 Clarendon, LLC	100%
(T2)TIAA Gemini Office, LLC	100%
(T2)TIAA-CREF Global Investments LLC	100%
(T1) 730 Texas Forest Holdings, Inc.	100%
(T2)730 Texas Timberlands Ltd.	.5%
(T2)730 Texas Timberlands II Ltd.	.5%
(T1) 730 Texas Timberlands II, Ltd.	99.5%
(T1) Active Extension Fund I, LLC	100%
(T1) Active Extension Fund II - Global Opportunities, LLC	100%
(T1) Active Extension Fund III, LLC	100%
(T1) Ceres Agricultural Properties, LLC	100%
(T2)Premiere Farm Properties, LLC	100%
(T2)Premiere Agricultural Properties, LLC	100%
(T2)Premiere Columbia Properties, LLC	100%
(T1) CTG & P, LLC	100%
(T1) CPPIB-TIAA U.S. Real Property Fund, L.P.	50%
(T2)C-T REIT LLC	99.99%
(T3)C-T Stoneridge LLC	100%
(T3)C-T Shenandoah LLC	100%
(T1) Demeter Agricultural Properties, LLC	100%
(T1) Demeter Agricultural Properties II, LLC	100%
(T1) Mansilla Participacoes Ltda	100%
(T1) ND Properties, Inc.	100%

TIAA

	% owned by TIAA/ Subsidiary
(T2)622534 N.B. Ltd	100%
(T3) MSCAN Limited Partnership	.01%

(T2) Norte Shopping Retail & Leisure Centre BV		50
(T3) Norte Shopping - Centre Commercial S.A.	100%	
(T2) TIAA Canada Retail Business Trust	100%	
(T3) MSCAN Limited Partnership	99.99%	
(T2) TIAA Stafford-Harrison LLC	100%	
(T2) ND La Jolla, LLC		100
(T2) ND-T Street, LLC		100
(T2) ND Europe S.a.r.l.		100
(T3) La Fayette Lux 1 S.a.r.l.	100%	
(T4) 36 Rue La Fayette	.01%	
(T3) La Fayette Lux 2 S.a.r.l.	100%	
(T4) 36 Rue La Fayette	99.99%	
(T3) TIAA Lux 2		100
(T4) SAS Roosevelt	100%	
(T5) SNC Roosevelt	100%	
(T4) Triarche I SAS	100%	
(T5) Les Horbouts SARL	100%	
(T4) Triarche II SAS	100%	
(T5) Les Horbouts II SARL	100%	
(T6) Les Horbouts II Immobilier SARL	100%	
(T4) Villabe SAS	100%	
(T5) Des Brateaux SARL	100%	
(T4) Bruyeres I SAS	100%	
(T5) Olympe Holding SARL	100%	
(T6) Olympe EURL	100%	
(T4) Bruyeres II SAS	100%	
(T5) Servin Holding SARL	100%	
(T6) Servin EURL	100%	
(T3) TIAA Lux 9	100%	
(T4) SNC Amarante	.01%	
(T4) SAS Malachite		100
(T5) SNC Amarante	99.99%	
(T6) SNC Lazulli	99.99%	
(T6) SNC Peridot		99.99
(T4) SAS La Defense	100%	
(T5) SNC La Defense	99.9%	
(T4) SNC La Defense	.01%	
(T4) SNC Peridot	.01%	
(T4) SNC Lazuli		.01
(T3) TIAA Lux 4	100%	
(T4) Rue De L'Universite 154 SAS	100%	
(T5) 154 Rue De L'Universite S.a.r.l	100%	
(T3) TIAA Lux 6 S.a.r.l	100%	
(T4) Courcelles 70 SAS	100%	
(T3) TIAA Lux 7 S.a.r.l	100%	
(T4) Business Port S.r.l.	50%	
(T3) TIAA Lux 8 S.a.r.l.	100%	
(T3) TIAA Lux 9 S.a.r.l.		100
(T3) TIAA Lux 10 S.a.r.l.		100
(T4) MegaPark Holding BV		100%

(T3) Theirs LaFayette   100

(T2) TIAA Lux 5 S.a.r.l. 100%

(T3) Erlanden Arcaden GmbH & Co. KG 92.5%

(T1) Oleum Holding Company, Inc. 100%

(T2) Polar Star Canadian Oil and Gas Holding, Inc. 100%

(T2) Polar Star Canadian Oil and Gas, Inc. 100%

(T1) Renewable Timber Resource, LLC 100%

(T1) T-C SMA I, LLC 100

(T2) CPPIB-TIAA U.S. Real Property Fund, L.P. 1%

(T1) T-C SMA 2, LLC 100

(T1) T-C Sports Co., Inc. 100

(T1) TCT Holdings, Inc. 100%

(T2) TIAA-CREF Trust Company, FSB 100%

(T1) Teachers Concourse, LLC 10

(T1) Teachers Mayflower, LLC 10

(T1) Teachers Michigan Properties, Inc. 10

(T1) Teachers West, LLC 10

(T1) TIAA CMBS I, LLC 10

(T1) TIAA European Funding Trust 10

(T1) TIAA Franklin Square, LLC 10

(T1) TIAA Global Markets, Inc. 10

(T1) TIAA Global Public Investments, LLC 1

(T1) TIAA Lakepointe, LLC 10

(T1) TIAA Park Evanston, Inc. 10

(T1) TIAA Private Equity Alpha, LLC 10

(T1) TIAA Realty, Inc. 10

(T1) TIAA SF One, LLC 10

(T1) TIAA The Reserve II Member, LLC 10

(T1) TIAA Timberlands I, LLC 10

(T2)730 Texas Timberlands, Ltd. 99

(T1) TIAA Timberlands II, LLC 10

(T1) TIAA-CREF Life Insurance Company 10

(T2) TIAA-CREF Life Insurance Agency, LLC 100%

(T1) TIAA-CREF LPHC, LLC 100%

(T2) TIAA-CREF USREF I GP, LLC 100%

(T3) TIAA-CREF US Real Estate Fund I, L.P. 100%

(T4) TIAA-CREF USREF I REIT, LLC 99.99%

(T3) TIAA-CREF USREF I A.S., LLC 100%

(T2) TCAM SVREF I GP, LLC 100%

(T3)TCAM SVREF I A.S., LLC 100%

(T3)TIAA-CREF Asset Management Strategic Value Real Estate Fund I, LP 100%

(T4)TCAM SVREF I Properties, LLC 100%

(T4)TCAM SVREF I REIT, LLC 100%

(T2)TCAM DOF GP LLC 100%

(T3)TIAA-CREF Asset Management Distressed Opportunities Fund, L.P.

(T1) TIAA-CREF Individual & Institutional Services, LLC 100%

(T1) TIAA-CREF International Holdings, LLC 1

Entity	Percent
(T2) TIAA-CREF Asset Management UK Limited	100
(T1) TIAA-CREF International Investments, Ltd	10
(T1) TIAA-CREF Investment Management, LLC	10
(T1) TIAA-CREF Redwood, LLC	10
(T2) Kaspick & Co., LLC	100%
(T1) TIAA Union Place Phase I, LLC	100%
(T1) WRC Properties, Inc.	10
(T2) TCPC Associates, LLC	100%
(T1) TIAA-CREF Enterprises, Inc.	100%
(T2) Teachers Advisors, Inc.	100%
(T2) Teachers Personal Investors Services, Inc.	10
(T2) TIAA-CREF Tuition Financing, Inc.	10
(T2) TCAM Core Property Fund GP, LLC	10
(T3) TIAA-CREF Asset Management Core Property Fund, LP	.1%
(T4) TCAM Core Property Fund REIT LLC	99%
(T5) TCAM Core Property Fund Operating GP LLC	100.0%
(T6) TCAM Core Property Fund Operating LP	.1%
(T7) T-C Stonecrest LLC	100%
(T7) T-C King Street Station LLC	10
(T7) T-C Cypress Park West LLC	10
(T7) T-C Roosevelt Square LLC	10

Real Estate Separate Account

(T1) Seneca Industrial Holdings LLC	100%	
(T1) T-C 701 Brickell LLC	100%	
(T1) T-C Four Oaks Place LLC	100%	
(T1) T-C Legacy at Westwood LLC	100%	
(T1) T-C Preston Sherry Plaza LLC	100%	
(T1) T-C Regents Court LLC	100%	
(T1) T-C The Caruth LLC	100%	
(T1) T-C The Colorado LLC	100%	
(T1) Teachers REA, LLC	100%	
(T2) REA Europe SARL	100%	
(T3) REA Lux 1 SARL	100%	
(T4)Provence 110	100%	
(T2) Teachers REA III, LLC	99%	
(T2) TIAA-CREF Global Separate Real Estate Company LLC		100
(T2) TREA GA Reserve, LLC		100
(T2) TREA 10 Schalks Crossing Road, LLC		100
(T2) Teachers Belvidere Properties, LLC		100
(T2) TIAA West Town Mall, LLC		100
(T2) Bisys Crossings I, LLC		100
(T2) Light Street Partners, LLP		10
(T2) TREA Broadlands, LLC		100
(T2) TREA 1401 H, LLC		100
(T2) TREA Weston, LLC		100
(T2) TREA Wilshire Rodeo, LLC		100
(T1) Teachers REA II, LLC	100%	
(T2) Light Street Partners LLP (90%-Teachers REA II,LLC;10%-Teachers REA, LLC)	90%	
(T3) Light Street Partners Ballston, Inc.	100%	
(T1) Teachers REA III, LLC	1%	
(T1) TIAA Florida Mall, LLC		100
(T1) TIAA Miami International Mall, LLC		100
(T1) TREA Florida Retail, LLC		100
(T1) TREA Pacific Plaza, LLC		100
(T1) TREA Retail Fund-K, LLC		100
(T1) TREA Retail Property Portfolio 2006, LLC		100

Footnotes

  (T1) Tier 1 subsidiary directly owned by TIAA 100%
       (T2) Tier 2 subsidiary owned by the Tier 1 sub 100%
       (T3) Tier 3 subsidiary owned by the Tier 2 sub 100%
       (T4) Tier 4 subsidiary owned by the Tier 3 sub 100%
       (T5) Tier 5 subsidiary owned by the Tier 4 sub 100%
       (T6) Tier 6 subsidiary owned by the Tier 5 sub 100%
       (T7) Tier 7 subsidiary owned by the Tier 6 sub 100%

     Additional entities, comprised of joint venture subsidiaries, are not individually listed herein. While they technically are controlled by TIAA by virtue of the grant of voting rights to TIAA upon creation of each subsidiary, TIAA does not actively control the day-to-day activities and instead defers to its partners.

Seven persons serve as members of TIAA Board of Overseers and as members of CREF. (1)

TIAA BOARD OF OVERSEERS

A not-for-profit, non stock, New York membership corporation organized by Special Act (C. 880) of the N.Y. Legislature in 1937 to hold the outstanding shares of TIAA's nonproprietary capital stock. Name changed from Trustees of T.I.A.A. Stock on November 17, 1989 (2)

TIAA-CREF LPHC, LLC (23)

Subsidiaries (23)

TIAA Realty Capital Management, LLC (6)

Investment Subsidiaries (4)

Teachers Insurance and Annuity Association of America (TIAA)

A non-profit New York legal reserve life insurance company, the purpose of which is to aid and strengthen non-profit-making and non-proprietary institutions and their staff members through pension and insurance products and related services. (3)

ACTIVE EXTENSION FUND I, LLC* and ACTIVE EXTENSION FUND II – Global Opportunities, LLC* (22)

TIAA-CREF Investment Management, LLC* (7)

Separate Real Estate Account Subsidiaries (5)

TIAA-CREF Individual & Institutional Services, LLC* (8)

TIAA-CREF Enterprises, Inc.* (11)

TIAA-CREF Redwood, LLC* (20)

TIAA Global Markets, Inc.* (9)

TIAA-CREF Life Insurance Company* (14)

Teachers Personal Investors Services, Inc.* (13)

Kaspick & Company, LLC*(21)

TIAA Realty, Inc.* (10)

Teachers Advisors, Inc.* (12)

TCT Holdings, Inc.* (16)

TIAA-CREF Insurance Agency, LLC* (18)

TIAA-CREF Tuition Financing, Inc.* (15)

TIAA-CREF Trust Company, FSB* (17)

TCAM Core Property Fund GP LLC (19)

Subsidiaries (19)

(1) TIAA Board of Overseers is a not-for-profit corporation.

(2) TIAA's non-profit capital stock, constituting all of its authorized shares of stock, was originally issued to the Carnegie Corporation of New York. The shares were transferred to Trustees of T.I.A.A. Stock, renamed TIAA Board of Overseers, immediately after the enactment of the cited legislation.

(3) The TIAA Board of Overseers elects TIAA's trustees.

(4) The following corporations and limited liability companies ("LLCs") were organized by TIAA to hold real estate, mortgage, and securities investments for the General Account and may no longer hold any assets. All issued and outstanding stock of the corporations, trusts, and memberships in the LLCs are owned, directly or indirectly, by TIAA. Unless otherwise indicated, these Domestic entities are Delaware entities:

DOMESTIC

485 Properties, LLC*	T-Investment Properties Corp.
730 Texas Forest Holdings, Inc.*	T-Land Corp.
Bethesda ARC, LLC	T-Pointe, LLC
Bethesda HARC, LLC	TCPC Associates, LLC
Ceres Agricultural Properties, LLC*	Teachers Boca Properties II, Inc.
CTG&P, LLC	Teachers Concourse, LLC*

DAN Properties, Inc.
JV Georgia One, Inc.
JV Minnesota One, Inc.
JWL Properties, Inc.
Liberty Place Retail, Inc. (a Pennsylvania corporation)
M.O.A. Enterprises, Inc.
M.O.A. Investors I, Inc.
ND La Jolla, LLC
ND Properties, Inc.*
ND T Street, LLC
Normandale Center LLC
Premiere Agricultural Properties, LLC
Premiere Columbia Properties, LLC
Premiere Farm Properties, LLC
Renewable Timber Resources, LLC
Savannah Teachers Properties, Inc.
T-C Cypress Park West LLC
T-C Duke Street LLC
T-C King Street Station LLC
T-C Roosevelt Square LLC
T-C SMA I, LLC
T-C SMA 2, LLC
T-C Sports Co., Inc.*
T-C Stonecrest LLC

Teachers Mayflower, LLC
Teachers Michigan Properties, Inc.
Teachers Pennsylvania Realty, Inc. (a Pennsylvania corporation)
Teachers West, LLC
TIAA 485 Boca 54 LLC
TIAA 485 Clarendon, LLC
TIAA Bay Isle Key II Member, LLC
TIAA Canada Retail Business Trust (a Pennsylvania business trust)
TIAA CMBS I, LLC*
TIAA European Funding Trust*
TIAA Franklin Square, LLC*
TIAA Gemini Office, LLC
TIAA Lakepointe, LLC
TIAA Park Evanston, LLC
TIAA Park Evanston, Inc.
TIAA Private Equity Alpha, LLC*
TIAA Realty, Inc.
TIAA Retail Commercial, LLC*
TIAA SF One, LLC
TIAA Stafford Harrison LLC
TIAA The Reserve II Member, LLC
TIAA Timberlands I, LLC*
TIAA Timberlands II, LLC*
TIAA Union Place Phase I LLC
TIAA-CREF International Investments Limited (a Jersey Channel Islands company)*
WRC Properties, Inc.*

INTERNATIONAL

36 rue La Fayette (Luxembourg)
154 Rue de l'Universite SARL (France)
622534 N.B. Ltd. (New Brunswick)

SAS Roosevelt (France)
Servin EURL (France)
Servin Holding SARL (France)

INTERNATIONAL

Bruyeres I SAS (France)
Bruyeres II SAS (France)
Business Port S.r.l. (Italy)
Courcelles 70 SAS (France)
Des Brateaux SARL (France)
Erlangen Arcaden GmbH & Co. KG (Germany)
Norte Shopping – Centre Commercial S.A. (Portugal)
LaFayette Lux 1 S.a.r.l. (Luxembourg)
LaFayette Lux 2 S.a.r.l. (Luxembourg)
Les Harbouts II Immobilier SARL (France)
Les Horbouts II SARL (France)
Les Horbouts SARL (France)
MSCAN Limited Partnership (Maritoba)
Norte Shopping Retail & Leisure Centre BV* (Netherlands)
Olympe EURL (France)

SNC Amarante (France)
SNC La Defense (France)
SNC Lazulli (France)
SNC Peridot (France)
SNC Roosevelt (France)
TIAA Lux 1 (Luxembourg)
TIAA Lux 2 (Luxembourg)
TIAA Lux 3 (Luxembourg)
TIAA Lux 4 (Luxembourg)
TIAA Lux 5 S.a.r.l.*(Luxembourg)
TIAA Lux 6 S.a.r.l. (Luxembourg)
TIAA Lux 7 S.a.r.l (Luxembourg)
TIAA Lux 8 S.a.r.l. (Luxembourg)
TIAA Lux 9 S.a.r.l. (Luxembourg)
Villabe SAS (France)
MegaPark Holding B.V. (Netherlands)

Olympe Holding SARL (France)
Rue de I'Universite 154 SAS (France)
SAS La Defense (France)
SAS Malachite (France)
TIAA Lux 10 S.a.r.l. (Luxembourg)
Thiers LaFayette (France)
ND Europe S.a.r.l.* (Luxembourg)
Triarche I SAS (France)
Triarche II SAS (France)
Provence 110 (France)
REA Europe SARL (Luxembourg)
REA Lux 1 SARL (Luxembourg)

(5) Subsidiaries of the Separate Real Estate Account:

— Bisys Crossings I, LLC; Light Street Partners Ballston, Inc.; Teachers Belvidere Properties, LLC; Teachers REA, LLC; Teachers REA II, LLC; Teachers REA III, LLC; TIAA Florida Mall, LLC; TIAA Miami International Mall, LLC; TIAA West Town Mall, LLC; TREA 10 Schalks Crossing Road, LLC; TREA 1401 H, LLC; TREA Broadlands, LLC; TREA GA Reserve, LLC; TREA Pacific Plaza, LLC; TREA Retail Fund-K, LLC; TREA Retail Property Portfolio 2006, LLC; TREA Weston, LLC; TREA Wilshire Rodeo, LLC.

(6) TIAA Realty Capital Management, LLC is dormant.

(7) TIAA-CREF Investment Management, LLC is a registered investment advisor, which provides investment management services for College Retirement Equities Fund.

(8) TIAA-CREF Individual & Institutional Services, LLC is a registered broker-dealer and investment advisor, which provides distribution and administration services for College Retirement Equities Fund.

(9) TIAA Global Markets, Inc. was formed to issue debt instruments.

(10) TIAA Realty, Inc. is an investment subsidiary and owns commercial real estate.

(11) TIAA-CREF Enterprises, Inc. is organized for the purpose of holding the stock of Teachers Advisors, Inc., Teachers Personal Investors Services, Inc., TIAA-CREF Tuition Financing, Inc., and TCAM Core Property Fund GP LLC.

(12) Teachers Advisors, Inc. is a registered investment advisor organized for the purpose of providing investment advice and management services to the TIAA Separate Account VA-1, the TIAA-CREF Institutional Mutual Funds and the TIAA-CREF Life Funds.

(13) Teachers Personal Investors Services, Inc. is a registered broker-dealer organized for the purpose of providing distribution and administrative services for the TIAA Separate Account VA-1, the TIAA-CREF Institutional Mutual Funds and the TIAA-CREF Life Funds.

(14) TIAA-CREF Life Insurance Company is a New York State insurance subsidiary of TIAA, whose stock is owned by TIAA and which holds the sole member interest in TIAA-CREF Insurance Agency, LLC.

(15) TIAA-CREF Tuition Financing, Inc. is organized to administer and provide advice to tuition savings and prepaid plans.

(16) TCT Holdings, Inc. is organized for the purpose of holding the stock of a federal savings bank.

(17) TIAA-CREF Trust Company, FSB is a federally chartered savings bank.

(18) TIAA-CREF Insurance Agency, LLC is a licensed insurance agency offering insurance services and products.

(19) TCAM Core Property Fund GP LLC was established to act as the general partner of TIAA-CREF Asset Management Core Property Fund, LP, which owns an interest in TCAM Core Property Fund REIT LLC, which in turn owns the membership interests in TCAM Core Property Fund Operating GP LLC.

(20) TIAA-CREF Redwood, LLC was established for the purpose of owning the membership interest in Kaspick & Company, LLC.

(21) Kaspick & Company, LLC provides administrative and investment management services to planned giving programs of non-profit institutions and also provides administrative services to charitable institutions that issue gift annuities.

(22) Active Extension Fund I, LLC and Active Extension Fund II Global Opportunities, LLC were organized to engage in investment strategies.

(23) TIAA-CREF LPHC, LLC, was organized to hold the membership interests in TIAA-CREF USREF I GP, LLC which was established to act as the general partner of TIAA-CREF U.S. Real Estate Fund I, L.P. TIAA-CREF U.S. Real Estate Fund I, L.P.* will initially hold the membership interests in TIAA-CREF USREF I REIT, LLC. In addition, it will own either directly or indirectly real estate or real estate related investments and has registered its public offering of limited partnership interests with the Securities and Exchange Commission.

	% owned by TIAA/ Subsidiary
TIAA	
General Account Investment and Insurance Subsidiaries:	
(T1) 485 Properties, LLC	100%
(T2) Bethesda ARC, LLC	100%
(T3) Bethesda HARC, LLC	100%
(T2) DAN Properties, Inc.	100%
(T2) JV Georgia One, Inc.	100%
(T2) JWL Properties, Inc.	100%
(T2) Liberty Place Retail, Inc.	100%
(T2) Normandale Center LLC	100%
(T2) Savannah Teachers Properties, Inc.	100%
(T2) T-Investment Properties Corp.	100%
(T2) T-Land Corp.	100%
(T2) T-C Duke Street LLC	100%
(T2) Teachers Pennsylvania Realty, Inc.	100%
(T2) TIAA 485 Clarendon, LLC	100%
(T2) TIAA 485 Boca 54 LLC	100%
(T2) TIAA Gemini Office, LLC	100%
(T1) 730 Texas Forest Holdings, Inc.	100%
(T1) Active Extension Fund I, LLC	100%
(T1) Active Extension Fund II - Global Opportunities, LLC	100%
(T1) Ceres Agricultural Properties, LLC	100%
(T2) Premiere Farm Properties, LLC	100%
(T2) Premiere Agricultural Properties, LLC	100%
(T2) Premiere Columbia Properties, LLC	100%
(T1) CTG & P, LLC	100%
(T1) JV Minnesota One, Inc.	100%
(T1) MOA Investors I, Inc.	100%
(T1) M.O.A. Enterprises, Inc.	100%
(T1) ND Properties, Inc.	100%
(T2) 622534 N.B. Ltd	100%
(T3) MSCAN Limited Partnership	.01%
(T2) ND Europe S.a.r.l.	100%
(T2) Norte Shopping Retail & Leisure Centre BV	50%
(T3) Norte Shopping - Centre Commercial S.A.	100%
(T2) TIAA Canada Retail Business Trust	100%

(T3)	MSCAN Limited Partnership	99.99%
(T2)	TIAA Stafford Harrison LLC	100%
(T2)	ND La Jolla, LLC	100%
(T2)	ND T Street, LLC	100%
(T2)	T Pointe, LLC	100%
(T2)	ND Europe S.a.r.l.	100%
(T3)	TIAA Lux 1	100%
(T4)	La Fayette Lux 1 S.a.r.l.	100%
(T5)	36 Rue La Fayette	.01%
(T5)	La Fayette Lux 2 S.a.r.l.	100%
(T6)	36 Rue La Fayette	99.99%
(T3)	TIAA Lux 9 S.a.r.l	17%
(T3)	TIAA Lux 2	100%
(T4)	SAS Roosevelt	100%
(T5)	SNC Roosevelt	100%
(T4)	Triarche I SAS	100%
(T5)	Les Horbouts SARL	100%
(T4)	Triarche II SAS	100%
(T5)	Les Horbouts II SARL	100%
(T6)	Les Horbouts II Immobilier SARL	100%
(T4)	Villabe SAS	100%
(T5)	Des Brateaux SARL	100%
(T4)	Bruyeres I SAS	100%
(T5)	Olympe Holding SARL	100%
(T6)	Olympe EURL	100%
(T4)	Bruyeres II SAS	100%
(T5)	Servin Holding SARL	100%
(T6)	Servin EURL	100%
(T3)	TIAA Lux 3	100%
(T4)	SNC Amarante	.01%
(T4)	SAS Malachite	100%
(T5)	SNC Amarante	84.99%
(T6)	SNC Lazulli	99.99%
(T6)	SNC Peridot	99.99%
(T4)	SAS La Defense	75%
(T5)	SNC La Defense	75%
(T4)	SNC Peridot	.01%
(T4)	SNC Lazuli	.01%
(T3)	TIAA Lux 4	100%
(T4)	Rue De L'Universite 154 SAS	100%
(T5)	154 Rue De L'Universite S.a.r.l	100%
(T3)	TIAA Lux 6 S.a.r.l	100%
(T4)	Courcelles 70 SAS	100%
(T3)	TIAA Lux 7 S.a.r.l	100%
(T4)	Business Port S.r.l.	50%
(T3)	TIAA Lux 8 S.a.r.l.	100%

(T3) TIAA Lux 9 S.a.r.l		100%
(T3) TIAA Lux 10 S.a.r.l.		100%
(T3) Theirs LaFayette		100%
(T3) MegaPark Holding BV		100%
(T2) TIAA Lux 5 S.a.r.l.		100%
(T3) Erlanden Arcaden GmbH & Co. KG		92.5%
(T1) Renewable Timber Resource, LLC		100%
(T1) T-C SMA I, LLC		100%
(T1) T-C SMA 2, LLC		100%
(T1) T-C Sports Co., Inc.		100%
(T1) TCT Holdings, Inc.		100%
(T2) TIAA-CREF Trust Company, FSB		100%
(T1) Teachers Boca Properties II, Inc.		100%
(T1) Teachers Concourse, LLC		100%
(T1) Teachers Mayflower, LLC		100%
(T1) Teachers Michigan Properties, Inc.		100%
(T1) Teachers West, LLC		100%
(T1) TIAA Bay Isle Key II Member, LLC		100%
(T1) TIAA CMBS I, LLC		100%
(T1) TIAA European Funding Trust		100%
(T1) TIAA Franklin Square, LLC		100%
(T1) TIAA Global Markets, Inc.		100%
(T1) TIAA Lakepointe, LLC		100%
(T1) TIAA Park Evanston, Inc.		100%
(T1) TIAA Park Evanston, LLC		100%
(T1) TIAA Private Equity Alpha, LLC		100%
(T1) TIAA Realty, Inc.		100%
(T1) TIAA Realty Capital Management, LLC		100%
(T1) TIAA Retail Commercial, LLC		100%
(T1) TIAA SF One, LLC		100%
(T1) TIAA The Reserve II Member, LLC		100%
(T1) TIAA Timberlands I, LLC		100%
(T1) TIAA Timberlands II, LLC		100%
(T1) TIAA-CREF Life Insurance Company		100%
(T2) TIAA-CREF Life Insurance Agency, LLC		100%
(T1) TIAA-CREF LPHC, LLC		100%
(T2) TIAA-CREF USREF I GP, LLC		100%
(T3) TIAA-CREF US Real Estate Fund I, LP		100%
(T4) TIAA-CREF USREF I REIT, LLC		99.99%
(T1) TIAA-CREF Individual & Institutional Services, LLC		100%
(T1) TIAA-CREF International Investments, Ltd		100%
(T1) TIAA-CREF Investment Management, LLC		100%
(T1) TIAA-CREF Redwood, LLC		100%
(T2) Kaspick & Co., LLC		100%
(T1) TIAA Union Place Phase I, LLC		100%
(T1) WRC Properties, Inc.		100%
(T2) TCPC Associates, LLC		100%
(T1) TIAA-CREF Enterprises, Inc.		100%
(T2) Teachers Advisors, Inc.		100%

(T2) Teachers Personal Investors Services, Inc.						100%
(T2) TIAA-CREF Tuition Financing, Inc.						100%
(T2) TCAM Core Property Fund GP, LLC						100%
(T3) TIAA-CREF Asset Management Core Property Fund, LP						.1%
(T4) TCAM Core Property Fund REIT LLC						99%
(T5) TCAM Core Property Fund Operating GP LLC						100.0%
(T6) TCAM Core Property Fund Operating LP						.1%
(T7) T-C Stonecrest LLC						100%
(T7) T-C King Street Station LLC						100%
(T7) T-C Cypress Park West LLC						100%
(T7) T-C Roosevelt Square LLC						100%

Real Estate Separate Account	
(T1) Teachers REA, LLC	100%
(T2) REA Europe SARL	100%
(T3) REA Lux 1 SARL	100%
(T4) Provence 110	100%
(T2) Teachers REA III, LLC	99%
(T2) TREA GA Reserve, LLC	100%
(T2) TREA 10 Schalks Crossing Road, LLC	100%
(T2) Teachers Belvidere Properties, LLC	100%
(T2) TIAA West Town Mall, LLC	100%
(T2) Bisys Crossings I, LLC	100%
(T2) Light Street Partners, LLP	10%
(T2) TREA Broadlands, LLC	100%
(T2) TREA 1401 H, LLC	100%
(T2) TREA Weston, LLC	100%
(T2) TREA Wilshire Rodeo, LLC	100%
(T1) Teachers REA II, LLC	100%
(T2) Light Street Partners LLP (90% Teachers REA II,LLC;10% Teachers REA, LLC)	90%
(T3) Light St Partners Ballston, Inc.	100%
(T1) Teachers REA III, LLC	1%
(T1) TIAA Florida Mall, LLC	100%
(T1) TIAA Miami International Mall, LLC	100%
(T1) TREA Pacific Plaza, LLC	100%
(T1) TREA Retail Fund-K, LLC	100%
(T1) TREA Retail Property Portfolio 2006, LLC	100%

Footnotes	
(T1) Tier 1 subsidiary directly owned by TIAA 100%	
(T2) Tier 2 subsidiary owned by the Tier 1 sub 100%	
(T3) Tier 3 subsidiary owned by the Tier 2 sub 100%	
(T4) Tier 4 subsidiary owned by the Tier 3 sub 100%	
(T5) Tier 5 subsidiary owned by the Tier 4 sub 100%	
(T6) Tier 6 subsidiary owned by the Tier 5 sub 100%	
(T7) Tier 7 subsidiary owned by the Tier 6 sub 100%	

Item 29. *Indemnification*

The TIAA-CREF Life bylaws provide that the TIAA-CREF Life Insurance Company will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of the TIAA-CREF Life Insurance Company, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of the TIAA-CREF Life Insurance Company, or is or was serving at the request of the TIAA-CREF Life Insurance Company as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of the TIAA-CREF Life Insurance Company and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Securities Act") may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of

expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 30. *Principal Underwriter*

(a) Other Activity. Teachers Personal Investors Services, Inc. ("TPIS") acts as principal underwriter of the Policies as defined in the Investment Company Act of 1940, as amended. TPIS is also principal underwriter for TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds, and variable annuity contracts issued by TIAA-CREF Life Separate Account VA-1 and TIAA Separate Account VA-1.

(b) Management.

Name and Principal Business Address*	Positions and Offices with Underwriter
Brian R. Bohaty	Director
Scott C. Evans	Director
Jamie DePeau	Director
Erwin W. Martens	Director
Georganne C. Proctor	Director and Vice President
Jeffrey Margolis	President
Gary Chinery	Vice President and Treasurer

Robert S. De Leon	Chief Legal Officer and Assistant Secretary
Patricia Conti	Chief Financial Officer
Marjorie Pierre-Merritt	Secretary

| Brian Moran | Chief Compliance Officer |
| Thomas Dudek | Anti-Money Laundering Compliance Officer |

*   The address of each Director and Officer is c/o Teachers Personal Investment Services, Inc., 730 Third Avenue, New York, NY 10017-3206

(c)   Compensation From the Registrant. None

Item 31. *Location of Accounts and Records*

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant's home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262, as well as at (i) State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105; (ii) McCamish Systems LLC, Quality Technology Services, 200 Satellite Blvd. NW, Suwanee, GA 30024 and Iron Mountain, 660 Distribution Drive, Atlanta, GA 30336; and (iii) JPMorgan Chase, 4 Chase Metrotech Center, Brooklyn, New York 11245. In addition, certain duplicated records are maintained at Iron Mountain (Pierce Leahy) Archives, 64 Leone Lane, Chester, NY 10918, Citistorage, 5 North 11th Street, Brooklyn, NY 11211, File Vault, 839 Exchange Street, Charlotte, NC 28208.

Item 32. *Management Services*

All management contracts are discussed in Part A or Part B.

Item 33. *Fee Representation*

TIAA-CREF Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, TIAA Life Separate Account VLI-1 certifies that it meets the requirements of Securities Act of 1933 Rule 485(b) for effectiveness of this registration statement and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the ~~23rd~~ __rd day of ~~January~~April, 2009.

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

By: TIAA-CREF Life Insurance Company
      (On behalf of the Registrant and itself)

By: _____/s/   Eric T. Jones*_____
Eric T. Jones
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on ~~January 23~~April __, 2009 in the capacities indicated.

Signature	Title
/s/ Eric T. Jones * **Eric T. Jones**	Chairman, President and Chief Executive Officer
/s/ Linda S. Dougherty* **Linda S. Dougherty**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* **Eric T. Jones**	Director
* **Elizabeth D. Black**	Director
* **Sanjeev Handa**	Director
* **Nancy Heller**	Director
* **Patrick Kennedy**	Director
* **Harry I. Klaristenfeld**	Director
* **Lisa Mancini**	Director
* **Steven Maynard**	Director
* **Wayne Williams**	Director

* Signed by Edward L. Hancock, Esq. as attorney-in-fact pursuant to a Power of Attorney effective January 22, 2009.

/s/   Edward L. Hancock
Edward L. Hancock, Esq.
Attorney-in-fact

EXHIBIT INDEX

(d)(3)(g)	Overloan Protection Endorsement
(k)	Opinion and Consent of Meredith Kornreich, Esq. as to the legality of the securities being

	registered
(r)	Powers of Attorney